NO ACT

DC
PE
7-28-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



08052353

July 28, 2008

Jason P. Muncy
Senior Counsel
The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, OH 45202-3315

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/28/2008

Re: The Procter & Gamble Company

Dear Mr. Muncy:

This is in regard to your letters dated July 24, 2008 concerning the shareholder proposal submitted by Harrington Investments, Inc. for inclusion in Procter & Gamble's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponent has withdrawn the proposal, and that Procter & Gamble therefore withdraws its June 10, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: John Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559



Jason P. Muncy
Senior Counsel

The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.j@pg.com

June 11, 2008

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Procter & Gamble Company / Proposal Submitted by Harrington Investments, Inc.*

Ladies and Gentlemen:

The enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). These materials were initially submitted via email late last night. However, after receiving a return receipt notification confirming that the materials were received by the Commission (Attachment 1), the Company later received a second email notification from the Commission's account stating: "Your message does not comply with SEC e-mail policies for the following reason: Message Exceeds Limit." (Attachment 2).

As a result of the email error, the Company is now submitting this no-action request in hard copy format. Pursuant to Rule 14a-8(j), please find enclosed six copies of the Company's letter, the Proposal and our previous correspondence with Proponent. The Company has already mailed a copy of this submission to Proponent.

Please acknowledge receipt of this letter by date-stamping the attached copy of this letter and returning it to me in the self-addressed, stamped envelope provided for your convenience.

Should you have any questions regarding this matter or require additional information, please contact me at (513) 983-1042. Please be aware that the Company intends to file its definitive 2008 Proxy Materials with the Commission on August 29, 2008, in advance of the Annual Meeting of Shareholders to be held on October 10, 2008. As a result, a decision by the Staff by August 11, 2008 would be greatly appreciated.

Sincerely,



Jason P. Muncy
Senior Counsel

Enclosures

Attachment 1

Muncy, Jason

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Attachments: ATT473837.txt; ATT473838.txt

 

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Attachment 2

Muncy, Jason

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Muncy, Jason

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Jason P. Muncy
Senior Counsel



The Procter & Gamble Company
Legal Division
One Procter & Gamble Plaza
Cincinnati, OH 45202-3315
www.pg.com

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.j@pg.com

June 10, 2008

VIA EMAIL (cfletters@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Procter & Gamble Company / Proposal Submitted by Harrington Investments, Inc.*

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of The Procter & Gamble Company (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"). As discussed below, the Company received a shareholder proposal (the "Proposal") from Harrington Investments, Inc. (the "Proponent") for inclusion in the proxy materials for its 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"). By this letter the Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the 2008 Proxy Materials, for the reasons discussed below.

I. Factual Background

On May 2, 2008, the Company received from the Proponent a shareholder proposal for its 2008 Annual Meeting of Shareholders (the "2008 Proposal") (Attached as Exhibit A). The Proposal requests that the Company amend its regulations to create a "Board Committee on Sustainability" with an eye towards "securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns."

II. No-Action Request

The Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the 2008 Proposal from its 2008 Proxy Materials. The Company intends to exclude the Proposal under Rule 14a-8(i)(7) because it deals with a matter relating to the Company's ordinary business operations (e.g., evaluation of risk), or alternatively under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Pursuant to Rule 14a-8(j) under the Exchange Act, please find attached a copy of the Proposal, this letter, and our correspondence with the Proponent concerning the Proposal. Because this request will be submitted electronically pursuant to guidance found on the Commission's website, the Company is not enclosing the additional six copies ordinarily required by Rule 14a-8(j). The Company is simultaneously providing a copy of this submission to the Proponent.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Relates to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits the exclusion of shareholder proposals that deal with matters relating to a company's ordinary business operations. The Commission has acknowledged that the underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See SEC Release No. 34-40018* (May 21, 1998).

A. The Proposal Focuses On the Company Engaging in an Internal Assessment of the Risks or Liabilities that the Company Faces As a Result of Its Operations that May Adversely Affect the Environment or the Public's Health

The Proposal requests that the Company's Board of Directors create a Board Committee on Sustainability with the goal of "securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns." According to the Proposal, this new committee would address not only corporate policies and goals regarding environmental conditions like natural resource limitations, energy use, waste disposal and climate change, but also other issues related to sustainability including, but not limited to, global climate change, political instability, emerging concerns regarding toxicity of materials, resource shortages and biodiversity loss. In essence, the proposal creates a committee tasked with (1) ensuring the long-term viability of the Company; (2) managing against the changing conditions of the natural environment; and (3) providing for superior financial returns.

Such a proposal clearly focuses on the Company engaging in an internal assessment of the operational risks and liabilities facing the Company, and infringes upon management's core function of overseeing the Company's ordinary business practices. It would be impossible for a Board committee to create corporate policy and address the issues as required by the Proposal without first engaging in an internal assessment of the risks and liabilities facing the company as a result of its actions. All Board members, including those that would sit on this committee, have a fiduciary duty to Company shareholders. And a failure to engage in such an assessment would likely result in a breach of that duty.

The Staff has acknowledged that such evaluations of risk are inherently related to the ordinary business operations of a company. In *Staff Legal Bulletin No. 14C* §D(2) (the "SLB 14C"), the Staff explained:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

Because the Proposal focuses on an internal assessment of the operational risks and liabilities facing the Company, the Company believes that it may exclude the Proposal in reliance on Rule 14a-8(i)(7). *See e.g., Sunoco, Inc.* (February 8, 2008) (proposal to establish a board committee on sustainability required an evaluation of risks and therefore was excludable as within the company's ordinary business operations; request for reconsideration denied March 7, 2008)); *Wachovia Corp.* (January 28, 2005) (proposal requesting report on the effect on company's business strategy of the risks created by global climate change entailed evaluation of risks by the company, and so was excludable as involving company's ordinary business operations); *Chubb Corp.* (January 25, 2004) (proposal requesting report providing comprehensive assessment of company's strategies to address impacts of climate change on its business, required an evaluation of risks and benefits and therefore was excludable as within company's ordinary business operations); *Xcel Energy Inc.* (April 1, 2003) (proposal requesting report disclosing: (1) economic risks associated with company's emissions of greenhouse gases, and (2) economic benefits of committing substantial reduction of emissions, was excludable, as it related to company's ordinary business operations.).

B. The Proposal Deals with Fundamental Day-to-Day Management Tasks and Would Allows Shareholders to Micro-Manage the Company

The Staff has explained that the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations: (1) that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (2) the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See SEC Release No. 34-40018.* For the reasons presented below, the Company believes that the Proposal falls squarely within the ordinary business exception of Rule 14a-8(i)(7), and intends to exclude it from the 2008 Proxy Materials.

There is no doubt that the concept of sustainability is an integral part of the Company's day-to-day business strategy and operations. Since the formation of the Board Public Policy Committee in 1994, and subsequently when it was renamed the Governance and Public Responsibility Committee (the "G&PR Committee") in 2005, this committee has had responsibility to regularly review systems and plans, and make recommendations to the full Board of Directors, on sustainable development as well as other public responsibility matters including organization diversity, community and government relations, product quality and quality assurance systems, and corporate reputation. (See committee charter attached hereto as Exhibit B.) While each of these areas is touched upon in the Proposal, the Company already treats them as part of its ordinary business.

In 1999, the Company formed a global sustainability organization dedicated to defining the Company's overall sustainability policy, identifying emerging sustainability issues, managing corporate sustainability reporting and assisting the business units with the incorporation of the sustainability concepts into their business plans. Members of this organization provide regular reviews to the G&PR Committee on sustainability topics including, but not limited to the Company's overall sustainability goals, climate policy, renewable energy sources, chemical management, social responsibility programs and environmental quality. Since the inception of this organization in 1999, the Company has also issued an annual worldwide sustainability report which is also shared with the full Board. This report is prepared using the Global Reporting Initiative (the "GRI") guidelines and is published on-line at www.pg.com/our_commitment. A copy of the Company's most recent report is attached hereto as Exhibit C. In addition to including the Company's sustainability strategies, goals, policies and systems, the report includes the Company's results to date.

The Company not only develops and executes strategies related to sustainable development, but it tracks the results of those efforts. The Company already has a lengthy heritage as a leader with respect to sustainability. The Company is proud to have been included in the Dow Jones Sustainability Index since its inception and has been recognized as the leader in the consumer products sector of that index since 2001.

Given the vast resources already committed by the Company and the immense involvement by the Company's Board of Directors, G&PR Committee and Company management in the Company's work on sustainability, the Proposal is of the type that should be particularly susceptible to exclusion under Rule 14a-8(i)(7) because it seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *SEC Release No. 34-40018*. The addition of a second board committee responsible for sustainable development would not only be unnecessarily duplicative, but it would also likely confuse the roles of the respective committees with respect to primary responsibility for sustainability-related decisions.

The Proposal also suggests that the Board Committee on Sustainability would be authorized to initiate, review and make policy recommendations related to global climate change, political instability, emerging concerns regarding toxicity of materials and resource shortages. Even a cursory review of these topics implies that the Committee on Sustainability would have significant responsibilities related to the Company's ordinary business operations. Decisions regarding potential disruptions caused by political instability and resource shortages are more critical to sound supply chain management than to corporate sustainability efforts.

Moreover, the Staff has consistently declined to recommend enforcement action against companies that omitted shareholder proposals related to the toxicity of products, raw materials and product ingredients. *See e.g., Family Dollar, Inc.* (November 6, 2007) (permitting exclusion of a proposal to provide a report evaluating product ingredients for toxic substances and hazardous components because the sale of particular products relates to a company's ordinary business operations); *Walgreen Co.* (October 13, 2006) (allowing exclusion of a proposal to provide a report characterizing the ingredients of its cosmetics and personal care products because the sale of particular products relates to a company's ordinary business operations); and *Wal-Mart Stores, Inc.* (March 24, 2006) (permitting exclusion of a proposal to provide a report evaluating product ingredients for toxic substances and hazardous components because the sale of particular products relates to a company's ordinary business operations). Permitting Proponent to effectively make an end-run around these decisions would be inconsistent with Staff policy and precedent.

The Staff has repeatedly allowed exclusion of shareholder proposals requesting that the board of directors undertake actions to establish committees for the oversight of ordinary business operations. *See, e.g., Sunoco, Inc.* (February 8, 2008) (proposal calling for board of directors to form a sustainability committee to ensure company's sustained viability and strive to enhance shareholder value, was excludable; request for reconsideration denied March 7, 2008); *Monsanto Company* (Nov. 3, 2005) (proposal calling for board of directors to form an ethics oversight committee to insure compliance with company's Code of Conduct, and applicable laws and regulations, was excludable); *Deere & Company* (Nov. 30, 2000) (proposal to create a customer satisfaction review committee, to review customer complaints regarding the company's products and services, was excludable); *Modine Manufacturing Co.* (May 6, 1998) (proposal seeking creation of a board committee to develop a corporate code of conduct, guaranteeing right of employees to organize and maintain unions and affirming principles of collective bargaining, was excludable); *Citicorp* (Jan. 9, 1998) (proposal to establish committee of outside directors to oversee audit of contracts with foreign entities, to ascertain if payments prohibited by Foreign Corrupt Practices Act had been made, was excludable); *BankAmerica Corporation* (March 23, 1992) (proposal to establish credit reconsideration committee, and provide specified procedures to deal with customers denied credit, was excludable); *Goodyear Tire and Rubber Company* (January 28, 1991) (proposal to establish committee of independent directors, to study the handling of consumer and shareholder complaints, was excludable); *NYNEX Corp.* (Feb. 1, 1989) (proposal relating to formation of special committee of board of directors, to revise existing code of corporate conduct, was excludable); and *Transamerica Corp.* (Jan. 22, 1986) (proposal requesting formation of special committee of board of directors, to develop and promulgate a code of corporate conduct, was excludable).

In determining whether a proposal is excludable pursuant to Rule 14a-8(i)(7), the Staff has historically made a distinction between proposals that seek to reinforce management's generalized obligation to maximize shareholder value and those that instruct management to take specific steps in connection with an extraordinary transaction, finding the former excludable under Rule 14a-8(i)(7) and the latter outside of the ordinary business exception. *See e.g., First Charter Corporation* (January 18, 2005) (concurring in exclusion of proposal mandating formation of special committee with authority to explore strategic alternatives for maximizing shareholder value, including the sale of the Corporation"). *Compare Allegheny Valley Bancorp, Inc.* (January 3, 2001) (denying request to exclude proposal directing board of directors to hire investment bank for specific purpose of soliciting offer to purchase bank's stock or assets). Proponent's Supporting Statement requests that the Company create a new Board committee with an eye toward "securing a long term 'license to operate,' superior customer and employee loyalty and <u>ultimately superior financial returns</u>." (emphasis added). Given the focus on superior financial returns, it is hard to imagine a proposal more focused on the generalized obligation to maximize shareholder value.

The fact that the Proposal may touch on a significant social policy issue (e.g., sustainability) does not change the legal conclusion that the proposal can properly be omitted by virtue of Rule 14a-8(i)(7). As the Staff has previously noted:

> Each year, we are asked to analyze numerous proposals that make reference to environmental or public health issues. In determining whether the focus of these proposals is a significant social policy issue, we consider both the proposal and the supporting statement as a whole. To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the

> environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

See Staff Legal Bulletin No. 14C §(D(2) (June 28, 2005) ("SLB 14C"). The Staff repeatedly has concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal requesting report to ensure that company did not purchase goods from suppliers using forced labor, convict labor and child labor, was excludable, since it also requested that the report address ordinary business matters); *General Electric Co.* (Feb. 10, 2000) (entire proposal excludable under Rule 14a-8(i)(7), where a portion of the proposal related to ordinary business matters—*i.e.,* choice of accounting methods). The staff also has agreed that companies may exclude proposals crafted so as to seek to avoid exclusion under ordinary business grounds, noting that the true test is the ordinary business nature of the proposal, and it does not matter if a proponent characterizes it otherwise. *See, e.g., Wal-Mart Stores, Inc.* (Mar. 24, 2006) (reference to public assistance programs did not alter the ordinary business nature of proposal); *General Electric Company* (Jan. 10, 2005) (permitting exclusion of proposal tying executive compensation to social responsibility and environmental criteria); *Minnesota Mining and Manufacturing Company* (Feb. 10, 1992) (proposal to establish board committee, to evaluate potential impact on the company of various health care reform proposals, excludable as ordinary business, despite purported "policy nature"); *PepsiCo, Inc.* (Mar. 7, 1991) (proposal calling for establishment of board committee, to evaluate impact on company of various national health care reform proposals, did not involve substantial social or other policy issues transcending proposal outside the ordinary business exclusion); and *International Business Machines Corporation* (Feb. 19, 1987) ("[t]he mere assertion that a proposal ... touches upon larger societal issues does not alter the basic nature of how the proposal impacts the registrant ... [in] matters dealing with ordinary business operations").

C. The Staff's Recent Decision in Sunoco, Inc. Is Directly On Point and Is Dispositive

In February 2008, the Staff agreed not to recommend enforcement action against Sunoco, Inc. ("Sunoco") with respect to its decision to exclude an almost identical proposal from Proponent on the same basis advocated herein by the Company. The Staff relied on the ordinary business exclusion under rule 14a-8(i)(7).

A brief comparison of the instant request to that of Sunoco is particularly instructive. The following facts are essentially the same:

- Proponent sought to amend the company bylaws to include a provision creating a board committee on sustainability;
- The proposed committee would be authorized to address corporate policies, above and beyond matters of legal compliance, including, but not limited to natural resource limitations, energy use, waste disposal and climate change;
- The proposed committee would be authorized to initiate, review and make policy recommendations regarding the company's preparation related to sustainability and the environment;
- The proposed committee would also address other issues related to sustainability, including but not limited to: global climate change, political instability, emerging concerns regarding toxicity of materials, resource shortages, and biodiversity loss; and

- With the exception of a slight variation in the name of the relevant committee (Public Affairs Committee versus Governance & Public Policy Committee), the board structures, the companies' approaches to sustainability as an ordinary business matter, and the companies' leadership positions on sustainability issue are the same.

Based on a review of Sunoco's letter to the staff dated February 26, 2008, it also appears that Sunoco, like the Company, agreed with Proponent that sustainability is an important concern and a proper subject to be addressed by a board-level committee. And, similar to Sunoco, the Company already has a board-level committee, which actively addresses the very environmental, economic and social policy considerations at issue in the Proposal.

Furthermore, it appears that the only unresolved issue that remained between Proponent and Sunoco is the same issue that remains unresolved between the Company and Proponent today: the Proponent's insistence upon dictating the form of governance structure that the Company employ (i.e., new board-level committee created by bylaw amendment versus existing board-created board-level committee) to perform the requisite internal assessment of potential risks and liabilities inherent in the responsibilities of any board-level committee.

The Company suggests that the striking similarity between these matters should lead to a similar outcome: the Staff's concurrence with the Company's belief that the Proposal is excludable under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. Moreover, without taking credit for the text, the Company would apply the same rationale articulated by Sunoco's counsel in her letter dated February 26, 2008 responding to Proponent's request for reconsideration:

> [The Company] believes that since the Proposal focuses not on whether [the Company] should address "sustainability" at the board level, but instead focuses on the mechanics of how such matters should be addressed by [the Company's] Board, it seeks to supplant the wisdom and experience of [the Company's] Board in assessing and implementing an appropriate governance structure for managing the potential risks and liabilities related to the [Company's] operations.

And because such substitution of a shareholder's preference for a board's judgment in terms of the appropriate structure for corporate governance is not permitted by the rules, the Company respectfully requests that the Staff concur in its view that the Proposal is excludable pursuant to Rule 14a-8(i)(7).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

A. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "was designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management . . ." *SEC Release No. 12598* (July 7, 1976). In the 1983 Amendments to the proxy rules, the Commission stated that:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretive change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretive position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its own purpose. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, SEC Release No. 20091, at § II.E.6* (August 16, 1983).

This position was reaffirmed in the 1998 amendments to the proxy rules that implemented the current Rule 14a-8(i)(10), confirming that a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See Amendments to Rules on Shareholders Proposals, SEC Release No. 40018 at n. 30 and accompanying text* (May 21, 1988).

When a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. The Staff has maintained that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Therefore, substantial implementation is evaluated according to whether the actions of the company satisfactorily address the "essential objective" of the proposal. *See, e.g., Anheuser-Bush Co., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Johnson & Johnson* (February 17, 2006); *The Talbots, Inc.* (April 5, 2002); *Masco Corp.* (March 29, 1999).

B. The Company's Current Practice Equates to Substantial Implementation of the Proposal

Since the formation of the Board Public Policy Committee in 1994, and subsequently when it was renamed the Governance and Public Responsibility Committee (the "G&PR Committee") in 2005, this committee has had responsibility to regularly review systems and plans, and make recommendations to the full Board of Directors, on sustainable development as well as other public responsibility matters including organization diversity, community and government relations, product quality and quality assurance systems, and corporate reputation. (See committee charter attached hereto as Exhibit B.) In fact, there are no issues related to sustainability that have not, or could not, be addressed by the G&PR Committee pursuant to their charter responsibilities.

The Company's approach to sustainability is threefold: economic development, environmental protection and corporate social responsibility. This three-tiered approach (which also appears in the G&PR Committee charter) compares favorably to the principles outlined in the Proposal, and not only includes the individual sustainability issues identified in the Proposal, but extends well beyond the individual matters highlighted by Proponent. In addition, the Company's sustainability programs have external reach: the Company openly supports climate change initiatives under the United Nations Framework Convent on Climate Change and is an original charter supporter of the Global Sullivan Principles.

In 1999, the Company formed a global organization dedicated to defining the Company's overall sustainability policy, identifying emerging sustainability issues, managing corporate sustainability reporting and assisting the business units with the incorporation of the sustainability concepts into their business plans. Members of this organization provide regular reviews to the G&PR Committee on sustainability topics including, but not limited to the Company's overall sustainability goals, climate policy, renewable energy sources, chemical management and social responsibility programs environmental quality. Since the inception of this organization in 1999, the Company has also issued an annual worldwide sustainability report which is also shared with the full Board. This report is prepared using the Global Reporting Initiative (the "GRI") guidelines and is published on-line at www.pg.com/our_commitment. A copy of the Company's most recent report is attached hereto as Exhibit C. In addition to including the Company's sustainability strategies, goals, policies and systems, the report includes the Company's results to date.

The Company not only develops and executes strategies related to sustainable development, but it tracks the results of those efforts. The Company already has a lengthy heritage as a leader with respect to sustainability. The Company is proud to have been included in the Dow Jones Sustainability Index since its inception and has been recognized as the leader in the consumer products sector of that index since 2001.

The substance of the G&PR Committee's charter and the fact that the Company is already widely recognized as a leader in sustainability make clear that any separate independent board committee on sustainability would be redundant to the Company's existing governance structure and policies. Furthermore, the Proposal is of the type that the Staff has determined in the past to be excludable on the basis of having been substantially implemented. *See e.g, The Talbots, Inc.* (April 5, 2002) (proposal found to have been substantially implemented where proponent requested implementation of a code of corporate conduct based on human rights standards of the United Nations' International Labor Organization, but company previously had established and implemented Standards for Business Practice, a Labor Law Compliance Program, and a Code of Conduct for Suppliers, had regularly disseminated these texts to its new manufacturers, mandated annual certification, and implemented a monitoring program); *The Gap, Inc.* (March 16, 2001) (proposal found to have been substantially implemented, where proponent requested company's board to provide report to shareholders on child labor practices of suppliers, but company previously had (1) established and implemented a code of vendor conduct that addressed child labor practices; (2) monitored compliance with the code; (3) published information on its website about the code and its monitoring programs, and (4) discussed child labor issues with shareholders); and *Kmart Corp.* (February 23, 2000) (proposal was excludable as being substantially implemented, where proponent sought board report on company's vendor standards and vendor compliance program, and company previously had established its own Vendor Workplace Code of Conduct and monitoring program).

Based on the existence of the Company's G&PR Committee and the charter granting it exclusive responsibility over matters related to sustainability, the Company's global sustainability organization, and the myriad policies, procedures and practices of the Company related to sustainability, the Company believes that the Proposal has been substantially implemented and that it may exclude the Proposal from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(10).

V. Conclusion

Because the Proposal relates to ordinary business operations of the Company under Rule 14a-8(i)(7) and has already been substantially implemented by the Company under Rule 14a-8(i)(10), the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2008 Proxy Materials.

Should you have any questions regarding this matter or require additional information, please contact me at (513) 983-1042. Please be aware that the Company intends to file its definitive 2008 Proxy Materials with the Commission on August 29, 2008, in advance of the Annual Meeting of Shareholders to be held on October 10, 2008. As a result, a decision by the Staff by August 11, 2008 would be greatly appreciated.

Sincerely,



Jason P. Muncy
Senior Counsel

Enclosures

cc: John Harrington -- w/enclosures

Exhibit A


HARRINGTON
INVESTMENTS, INC.

May 2, 2008

Corporate Secretary
Procter & Gamble Co.
One Procter & Gamble Plaza
Cincinnati, OH 45202

To Whom It May Concern:

RE: Resolution to Create a Board Committee on Sustainability

Harrington Investments, Inc. is a socially responsible investment firm managing assets for individuals and institutions concerned with a social and environmental as well as financial return. My clients and I believe that each director and the board in toto has a fiduciary obligation to understand and set strategic direction for how the company is addressing issues related to sustainability. We further believe that a Board Committee on Sustainability is the appropriate corporate governance mechanism to assure this obligation is fulfilled.

I am submitting the enclosed shareholder proposal for inclusion in this year's proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least $2000 of Proctor and Gamble stock. I have held my shares continuously for more than one year and have attached a letter verifying said ownership. I will continue to hold all the shares through the next stockholders' meeting. My representative or I will attend the shareholders' meeting to move the resolution as required by the SEC rules. Thank you.

Sincerely,



John C. Harrington
President

Encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923 
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Stockholder Proposal to Amend the Corporate Regulations (Bylaws) to Authorize a Board Committee on Sustainability

RESOLVED: To amend the corporation's regulations (bylaws), by inserting the following new Article:

ARTICLE X.

SECTION 1.

Board Committee on Sustainability

The Board of Directors is authorized in its discretion, consistent with Ohio Rev. Code § 1701.63, to create a Board Committee on Sustainability to address corporate policies and goals, above and beyond matters of legal compliance, regarding the company's impacts on environmental conditions, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change. The Board of Directors may empower said Committee to solicit public input, and to issue periodic reports to shareholders and the public on the Committee's activities, findings and recommendations, at reasonable expense and excluding confidential information, and may delineate other activities of the Committee.

SECTION 2.

Membership

The Chairman of the Board of Directors is authorized in his discretion, consistent with these regulations and applicable law, to appoint the members of the Board Committee on Sustainability.

SECTION 3.

Nothing herein shall restrict the power of the Chairman or Board of Directors to manage the business and affairs of the company or their authority under the corporate regulations, articles of incorporation, bylaws, and applicable law. The Board Committee on Sustainability shall not incur any costs to the company except as authorized consistent with these regulations.

Supporting Statement

The proponents believe a Sustainability Committee should be authorized to initiate, review, and make policy recommendations regarding the company's preparation to address operations that may adversely affect the environment or the public's health. The proponents believe that issues related to sustainability might include, but are not limited to: global climate change, political instability, emerging concerns regarding toxicity of materials, resource shortages, and biodiversity loss.

According to Dow Jones Sustainability Group, sustainability for corporations includes: "Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns." (www.sustainability-index.com; March 2000)

charles SCHWAB
INSTITUTIONAL

PO Box 52013 Phoenix Arizona 85072-2013

May 2, 2008

Procter & Gamble Co
Corporate Secretary
One Procter & Gamble Plaza
Cincinnati OH 45202

To Whom It May Concern:

RE: John Harrington, Procter & Gamble Stock Ownership

This letter is to verify that John Harrington has continuously held at least $2000 in market value of Proctor & Gamble stock for at least one year prior to May 2. 2008 (May 20, 2007 to present).

If you need additional information to satisfy your requirements, please contact me at 877-615-2386.

Sincerely



Alisa Scott
Charles Schwab Institutional Service Group

Cc: John Harrington

Exhibit B

The Procter & Gamble Company Board of Directors
Governance & Public Responsibility Committee Charter

I. **The Committee's Purpose.** The Committee is appointed by the Board for the primary purposes of:

A. identifying individuals qualified to become members of the Board;

B. recommending to the Board when new members should be added to the Board;

C. recommending to the Board individuals to fill vacant Board positions;

D. recommending to the Board the director nominees for the next annual meeting of shareholders;

E. periodically reviewing and recommending to the Board updates to the Company's Corporate Governance Guidelines;

F. assisting the Board and the Company in interpreting and applying the Company's Corporate Governance Guidelines and other issues related to Board governance;

G. evaluation of the Board and its members; and

H. overseeing matters of importance to the Company and its stakeholders, including employees, consumers, customers, suppliers, shareholders, governments, local communities and the general public.

II. **The Committee's Duties and Responsibilities.** The Committee has the following duties and responsibilities.

A. ***Board Vacancies.*** When a vacancy occurs on the Board by reason of disqualification, resignation, retirement, death or an increase in the size of the Board, to present the Committee's recommendation of a replacement member to the Board.

B. ***Director Criteria.*** To consider, at a minimum, the following factors in recommending to the Board potential new Board members, or the continued service of existing members:

1. the characteristics described in the Corporate Governance Guidelines (i.e., demonstrated character and integrity; an inquiring mind; experience at a strategy/policy setting level; high-level managerial experience in a relatively complex organization, or experience dealing with complex problems; an ability to work effectively with others; sufficient time to devote to the affairs of the Company; and freedom from conflicts of interest);
2. whether the member/potential member assists in achieving a mix of Board members that represents a diversity of background and experience, including with respect to age, gender, international background, race, and specialized experience;
3. whether the member/potential member is subject to a disqualifying factor as described in the Corporate Governance Guidelines (i.e., relationships with competitors, customers, suppliers, contractors, counselors or consultants, or recent previous employment with the Company);

4. whether an existing member has reached retirement age or a term limit as described in the Corporate Governance Guidelines;
5. the member's/potential member's independence;
6. whether the member/potential member would be considered a "financial expert" or "financially literate" as described in applicable listing standards, legislation or Audit Committee guidelines;
7. the extent of the member's/potential member's business experience, technical expertise, or specialized skills or experience;
8. whether the member/potential member, by virtue of particular experience relevant to the Company's current or future business, will add specific value as a Board member; and
9. any factors related to the ability and willingness of a new member to serve, or an existing member to continue his/her service.

C. ***Board Committees.*** At the first meeting of the Board following the annual meeting of shareholders, to propose to the Board appropriate members for all Board Committees.

D. ***Board Size.*** To make recommendations to the Board about exercising the Board's authority to determine the number of its members.

E. ***Oversight of the Evaluation of the Board.*** To be responsible for overseeing the evaluation of the Board in the following respects:
1. By annually reviewing the performance of the Board as a whole, and reporting the results of its review to the Board; and
2. By annually reviewing the performance of Board members who are expected to stand for election at the next annual meeting; and
3. By periodically selecting an independent governance expert to facilitate the evaluation process.

F. ***Corporate Governance Guidelines***. To maintain and update, as appropriate, the Company's Corporate Governance Guidelines.

G. ***Stakeholder Issues***. To review systems and plans, and make recommendations to the Board, on matters of importance to Company stakeholders, including:
1, Organization diversity;
2. Sustainable development (including environmental quality, economic development and corporate social responsibility);
3. Community and government relations;
4. Product quality and quality assurance systems; and
5. Corporate reputation.

H. ***Director Education.*** To make recommendations regarding Director orientation and continuing education, as the Committee deems appropriate.

I. ***Interpretation and Application of Guidelines.*** To assist the Board and the Company in interpreting and applying the Company's Corporate Governance Guidelines and other issues related to Board governance.

J. ***Director Removal.*** To recommend to the Board the removal of a Director where appropriate.

K. ***Director Independence.*** To recommend to the Board standards for Director independence.

L. ***Other Activities.*** To perform any other activities as the Committee deems appropriate, or as are requested by the Board, consistent with this Charter, the Company's By Laws and applicable law.

M. ***This Charter.*** To maintain and update, as appropriate, this Charter, which will be published on the Company's website.

III. **Authority to Retain Experts.** The Committee has the authority to select, direct and, if appropriate, terminate any search firm used to identify candidates for Board membership (or to establish other procedures to develop potential candidates for consideration) as well as any such other experts as it deems necessary in the performance of its duties.

IV. **Annual Performance Evaluation of the Committee.** At least annually, the Committee will evaluate how well it has fulfilled its purpose during the previous year, and will report its findings to the full Board.

INFORMATION CONCERNING COMMITTEE MEMBER QUALIFICATIONS, COMMITTEE MEMBER APPOINTMENT AND REMOVAL, COMMITTEE STRUCTURE AND OPERATIONS (INCLUDING AUTHORITY TO DELEGATE TO SUBCOMMITTEES), AND COMMITTEE REPORTING TO THE BOARD ARE ADDRESSED IN THE PROCTER & GAMBLE COMPANY BOARD OF DIRECTORS COMMITTEE CHARTERS APPENDIX.

Exhibit C



P&G

Designed to Grow... Sustainably

2007 Global Sustainability Report



Sustainable development is a simple idea – ensuring a better quality of life for everyone, now and for generations to come.[1]



P&G Global Sustainability

Improving quality of life, now and for generations to come

P&G embraces sustainable development as a potential business opportunity, as well as a corporate responsibility. Through our activities we contribute to the economic and social well-being of a range of stakeholders, including employees, shareholders, communities in which we operate, and more widely, to regional, national and international development. In summary, P&G contributes to sustainable development through both what we do and how we do it.

"What we do" is provide branded products and services of superior quality and value that improve the lives of the world's consumers via health, hygiene or convenience.

"How we do it" includes addressing any environmental and socioeconomic issues associated with our products and services. Our Principles, Values and Statement of Purpose, which are central to P&G's organization, act as guidance for the development of our entire organizational structure, all over the world. They are the basis for an integrated set of management systems and policies applied across the whole Company.

As a result, consumers will reward us with leadership sales, profit and value creation, allowing our people, our shareholders and the communities in which we live and work to prosper.

[1] Definition from UK government report from Department for the Environment, Transport and the Regions, 1998.

On the Cover

While in Santiago, Chile, for meetings, 30 P&G Latin America general managers took time out to join a community improvement activity in the low-income neighborhood of La Pintana. They took part in installing a play center, building a sand box, planting an orchard and painting a fence. Sociedad Activa, the local chapter of United Way, is upgrading the playground, patronized by more than 140 children ages 2 through 5.

Visit www.pg.com/sr

Contents

P&G is Designed to Grow.

CEO Statement

October 2007 marks the 170th year P&G has been in business. We've sustained our Company's growth over such a long period of time by staying focused on P&G's Purpose: improving consumers' lives in small but meaningful ways every day.

Our commitment to Sustainable Development, which we define as "ensuring a better quality of life for everyone, now and for generations to come," is an important part of how we fulfill P&G's Purpose. We have a long heritage as a Sustainability leader, and we remain committed to improving consumers' lives through P&G brands and by contributing to the sustainability of our planet and the communities in which we live and work.



We have a long heritage as a Sustainability leader, and we remain committed to improving consumers' lives through P&G brands and by contributing to the sustainability of our planet and the communities in which we live and work.

Over the past decade, we've made significant progress. We're helping to save energy and reduce greenhouse emissions through products such as Tide Coldwater and Ariel Cool Clean that reduce energy use through cold-water washing. We're helping children in need through our *Live, Learn and Thrive* corporate cause. And we're providing clean, safe drinking water in developing countries and in times of natural disaster.

Now, as we look toward the next 170 years and more, we are designing Sustainability even more deeply into the way P&G does business: through our Purpose, products, operations and relationships.

- We are embedding Sustainability in our Company Purpose, which makes it explicit that we are focused on improving consumers' lives *"now and for generations to come."* In a Purpose-driven company like P&G, this addition is enormously important. It will provide inspiration and guide choices and actions throughout our Company.
- We are designing Sustainability even more deeply into our products, packaging and operations. Our focus is on providing products and services that don't require consumers to make choices between Sustainability and their needs for performance and value.
- We are leveraging our expertise and relationships to create new opportunities and new approaches. As a member of the Dow Jones Sustainability Index since its inception and as a partner with the world's leading retailers, NGOs and others, P&G can help bring tremendous resources to some of the toughest Sustainability challenges.

Sustainability is a business strategy at P&G. It is integrated into day-to-day business decisions. It is an important part of how P&G is designed to grow – now, and for generations to come.



A.G. Lafley
Chairman of the Board and
Chief Executive Officer

P&G is Designed to Grow... Sustainably.

Vision

In addition to incorporating Sustainability into P&G's Purpose, Values and Principles, we are renewing the Company's Sustainability strategy and setting new five-year goals for our products, operations and programs.

1. We will build P&G's business through Sustainability innovations that delight consumers while improving the environmental profile of P&G products. By 2012, our goal is to generate at least $20 billion in cumulative sales of products with reduced environmental impact. These will be big ideas, like Tide Coldwater or compacted detergents, where the environmental benefits are significant and obvious.
2. We will continue to improve the environmental profile of P&G operations. Today, over 95 percent of materials that enter P&G plants leave as finished product. More than half of remaining materials are recycled. Over the next five years, we will reduce CO_2 emissions, energy and water consumption, and disposed waste per unit of production by an additional 10 percent, contributing to a 40-percent reduction for the decade.
3. We will continue to improve lives through P&G's social responsibility programs. Our corporate cause – *Live, Learn and Thrive* – is helping children in need from birth to age 13. Our goal is to reach 250 million children through this program by 2012. Our *Children's Safe Drinking Water* program has already delivered more than 700 million liters of clean water, and we are committed to delivering another 2 billion liters of clean water by 2012, preventing 80 million days of disease and saving 10,000 lives.
4. We will inspire and engage P&G employees to build Sustainability thinking and practices into their daily work. P&G's organization is widely recognized as one of the strongest organizations in business today. Encouraging and enabling 138,000 P&Gers worldwide to innovate and to make Sustainability an even bigger part of how we do business can have an enormous impact.
5. We will continue to work with external stakeholders to identify new needs and to create new opportunities and solutions for the world's Sustainability challenges. In particular, these stakeholders include thought-leading retailers and partners such as the U.S. Centers for Disease Control, UNICEF, the World Health Organization, Population Services International and others.



These new strategies and goals are designed to ensure P&G can continue to grow reliably and responsibly, just as we've done for the past 170 years.

These new strategies and goals are designed to ensure P&G can continue to grow reliably and responsibly, just as we've done for the past 170 years. We are committed to becoming an even more sustainable company in a sustainable world.

Peter R. White
Director, Global Sustainability



Designed to Grow.

P&G Profile

Three billion times a day, P&G brands touch the lives of people around the world. This happens because P&G provides branded products of superior quality and value to improve the lives of the world's consumers. This results in leadership sales, profit and value creation, allowing employees, shareholders and the communities in which we operate to prosper.

P&G's world headquarters is located in Cincinnati, Ohio, U.S.A. The Company markets more than 300 brands in nearly 130 countries. We have on-the-ground operations in more than 80 countries and employ 138,000 people.

P&G is a publicly owned company. Its stock is listed and traded on the New York and Paris exchanges.

As of June 30, 2007, there were approximately 2,220,000 common stock shareowners, including shareholders of record, participants in the Shareholder Investment Program, participants in P&G stock ownership plans and beneficial owners with accounts at banks and brokerage firms.

This is the ninth Sustainability Report for P&G's worldwide operations. Data in this report covers the period from July 1, 2006, through June 30, 2007. Financial information is given in U.S. dollars.

Web

For more information on P&G's investor relations, please visit our website at:
www.pg.com/investors/sectionmain.jhtml

Please visit www.pg.com for the latest news and in-depth information about P&G and its brands.



Billion-Dollar Brands

P&G's billion-dollar brands are the core of the Company's product portfolio.
They are leaders in their respective categories and platforms for innovation.

Global Key Brands
Of more than 300 brands, these 23 are the ones we consider key and have sales of more than a billion dollars each.


Charmin
Ultra Strong
Pampers
Bounty
Folgers
Gain
Tide
IAMS
ARIEL
Crest
Actonel
Downy
Pringles
DURACELL

23 Billion-Dollar Brands ...

GBU	Reportable Segment	Key Products	Billion-Dollar Brands	Net Sales by GBU(1) (in billions)
BEAUTY AND HEALTH	Beauty	Cosmetics, Deodorants, Feminine Care, Fine Fragrances, Hair Care, Personal Cleansing, Skin Care	Always, Head & Shoulders, Olay, Pantene, Wella	**$31.9**
	Health Care	Oral Care, Personal Health Care, Pharmaceuticals	Actonel, Crest, Oral-B	
HOUSEHOLD CARE	Fabric Care and Home Care	Fabric Care, Air Care, Dish Care, Surface Care	Ariel, Dawn, Downy, Gain, Tide	**$36.2**
	Baby Care and Family Care	Diapers, Baby Wipes, Bath Tissue, Facial Tissue, Paper Towels	Bounty, Charmin, Pampers	
	Snacks, Coffee and Pet Care	Coffee, Pet Food, Snacks	Folgers, Iams, Pringles	
GILLETTE GBU	Blades and Razors	Men's and Women's Blades and Razors	Gillette, MACH3	**$ 9.3**
	Duracell and Braun	Batteries, Electric Razors, Small Appliances	Braun, Duracell	

(1) Partially offset by net sales in corporate to eliminate the sales of unconsolidated entities included in business unit results.
For the next year, the GBUs will be structured as: Beauty, Health and Well-Being, Household Care.

Billion-Dollar Brands

P&G has 23 brands with annual sales of a billion dollars or more.






GAIN





In alphabetical order:

Actonel
A prescription medication to treat and prevent postmenopausal osteoporosis.

Always/Whisper
Women around the world count on Always and Whisper feminine protection.

Ariel
Fabric cleaning and care at its best.

Bounty
Spills happen. With the Quilted Quicker Picker-Upper paper towel, cleanup is easy.

Braun Electric Razor
Keeping millions of men well-shaved and well-groomed.

Charmin
America's favorite bathroom tissue.

Crest
Oral care products creating beautiful, healthy smiles every day.

Dawn
No matter what your dishwashing need, Dawn has a product that's right for you.

Downy/Lenor
Laundry feels soft and smells fresh because of Downy and Lenor.

Duracell
You can depend on powerful, long-lasting Duracell batteries.

Folgers
Millions of Americans wake up with Folgers coffee every day.

Gain
Laundry detergent that delights scent-seekers.

Gillette Gel
Get a close shave, with comfort.

Gillette MACH3 Razor
Battery-powered shaving. Push the button, feel the power.

Head & Shoulders
Smooth, beautiful, flake-free hair. It's not what you'd expect in a dandruff shampoo. Head & Shoulders has 12 customized formulas – one just for you.

Iams
Nutrition for every life stage and lifestyle of your pet.

Olay
Designed for women of all ages to "love the skin they're in."

Oral-B
Dental hygiene products used by dentists themselves.

Pampers
Millions of babies experience the comfort and dryness of Pampers diapers.

Pantene
Hair around the world shines because of Pantene hair care products.

Pringles
Potato chips: Once you "pop," the fun doesn't stop!

Tide
Tough cleaning power that gets out laundry stains.

Wella
Hair care products used in salons and at home.

Financial Information

P&G has grown sales from $39 billion to $76 billion in the past seven years.
We've more than doubled the number of brands that generate $1 billion or more in annual sales and more than quadrupled the number of brands that generate at least $500 million.

The Company reported net earnings of $10.3 billion for the fiscal year ended June 30, 2007, an increase of 19 percent compared to $8.68 billion in 2006.

Diluted net earnings per share were $3.04 in 2007, compared to $2.64 in 2006.

Net sales were $76.5 billion in 2007, up 12 percent from last year.

Our first discretionary use of cash is dividend payments. Common share dividends grew 11 percent to $1.28 per share in 2007, representing the 51st consecutive fiscal year of increased common share dividends. Total dividend payments, to both common and preferred shareholders, were $4.21 billion, $3.70 billion and $2.73 billion in fiscal 2007, 2006 and 2005, respectively.

Financial Highlights

Amounts in millions except per-share amounts	2007	2006	2005
Net Sales	**$76,476**	$68,222	$56,741
Selling, General and Administrative Expenses	**24,340**	21,848	18,400
Income Taxes	**4,370**	3,729	3,058
Net Earnings	**10,340**	8,684	6,923
Basic Net Earnings Per Common Share	**3.22**	2.79	2.70
Diluted Net Earnings Per Common Share	**3.04**	2.64	2.53
Total Assets	**138,014**	135,695	61,527
Long-Term Debt	**23,375**	35,976	12,887
Shareholders' Equity	**66,760**	62,908	18,475

Web For more financial details, please see P&G's 2007 Annual Report: www.pg.com/investors/annualreports.jhtml

As part of P&G's initiative to optimize resources to fit a growing global business and to accelerate innovation and growth, the Company operates its business through Global Business Units (GBUs), as described under Organizational Structure.

This organizational structure accounts for why P&G does not provide employee data, sales or profits by individual countries. Some countries may provide this data in reports other than this one.

GBU	Reportable Segment	% of Net Sales*	% of Net Earnings*	Key Products	Billion-Dollar Brands
BEAUTY AND HEALTH	Beauty	30%	31%	Cosmetics, Deodorants, Feminine Care, Fine Fragrances, Hair Care, Personal Cleansing, Skin Care	Always, Head & Shoulders, Olay, Pantene, Wella
	Health Care	12%	13%	Oral Care, Personal Health Care, Pharmaceuticals	Actonel, Crest, Oral-B
HOUSEHOLD CARE	Fabric Care and Home Care	24%	25%	Fabric Care, Air Care, Dish Care, Surface Care	Ariel, Dawn, Downy, Gain, Tide
	Baby Care and Family Care	16%	13%	Diapers, Baby Wipes, Bath Tissue, Facial Tissue, Paper Towels	Bounty, Charmin, Pampers
	Snacks, Coffee and Pet Care	6%	4%	Coffee, Pet Food, Snacks	Folgers, Iams, Pringles
GILLETTE GBU	Blades and Razors	7%	11%	Men's and Women's Blades and Razors	Gillette, MACH3
	Duracell and Braun	5%	3%	Batteries, Electric Razors, Small Appliances	Braun, Duracell

* Percent of net sales and net earnings for the year ended June 30, 2007 (excluding results held in Corporate).

Major Acquisitions

During the course of the year, P&G had various minor business purchases and intangible asset acquisitions totaling $540 million, primarily in Beauty and Health Care.

Major Divestitures

Current year divestitures included the sale of Pert in North America, Sure and several other minor non-strategic Beauty brands with proceeds totaling $281 million.

Global Purchases

P&G is a global company. We produce brands in more than 140 plants in 40 countries around the world. This year, P&G purchased more than $25 billion in materials and services to manufacture and market our products. We employ locally and purchase the majority of our raw materials within those regions where we manufacture our products. Our purchasing professionals understand and participate in both global and local markets to acquire the materials and services to make our products.

Shareholders

There were approximately 2,220,000 common stock shareowners, including shareholders of record, participants in the Shareholder Investment Program, participants in the P&G stock ownership plans, and beneficial owners with accounts at banks and brokerage firms, as of June 30, 2007.

Contact:
Shareholder Services representatives are available Monday - Friday, 9 - 4 EST at 1-800-742-6253 (1-513-983-3034 outside the U.S.A. and Canada)

Write to:
The Procter & Gamble Company
Shareholder Services Department
P.O. Box 5572
Cincinnati, Ohio, U.S.A. 45201-5572

For more information:
- Please visit www.pg.com/investors/sectionmain.jhtml
- E-mail us at shareholders.im@pg.com
- Call for financial information at 1-800-764-7483 (1-513-945-9990 outside the U.S.A. and Canada)

P&G products delight consumers around the world.



P&G's Equity

Our Purpose, Values and Principles guide everything we do, all over the world. Our people bring them to life. Our Success Drivers define what makes our people succeed.

Our Purpose
We will provide branded products and services of superior quality and value that improve the lives of the world's consumers, now and for generations to come.

As a result, consumers will reward us with leadership sales, profit and value creation, allowing our people, our shareholders, and the communities in which we live and work to prosper.

Our Values
P&G is its people and the values by which we live. We attract and recruit the finest people in the world. We build our organization from within, promoting and rewarding people without regard to any difference unrelated to performance. We act on the conviction that the men and women of Procter & Gamble will always be our most important asset.


Consumers
P&G Values
Integrity
Leadership
Ownership
Passion for Winning
Trust
P&G Brands
P&G People

P&G Brands and P&G People are the foundation of P&G's success. P&G People bring the values to life as we focus on improving the lives of the world's consumers.

Integrity
- We always try to do the right thing.
- We are honest and straightforward with each other.
- We operate within the letter and spirit of the law.
- We uphold the values and principles of P&G in every action and decision.
- We are data-based and intellectually honest in advocating proposals, including recognizing risks.

Leadership
- We are all leaders in our area of responsibility, with a deep commitment to deliver leadership results.
- We have a clear vision of where we are going.
- We focus our resources to achieve leadership objectives and strategies.
- We develop the capability to deliver our strategies and eliminate organizational barriers.

Ownership
- We accept personal accountability to meet the business needs, improve our systems and help others improve their effectiveness.
- We all act like owners, treating the Company's assets as our own and behaving with the Company's long-term success in mind.

Passion for Winning
- We are determined to be the best at doing what matters most.
- We have a healthy dissatisfaction with the status quo.
- We have a compelling desire to improve and to win in the marketplace.

Trust
- We respect our P&G colleagues, customers and consumers, and treat them as we want to be treated.
- We have confidence in each other's capabilities and intentions.
- We believe that people work best when there is a foundation of trust.

Our Principles

These are the Principles and supporting behaviors, which flow from our Purpose and Values.

We Show Respect for All Individuals

- We believe that all individuals can and want to contribute to their fullest potential.
- We value differences.
- We inspire and enable people to achieve high expectations, standards and challenging goals.
- We are honest with people about their performance.

The Interests of the Company and the Individual are Inseparable

- We believe that doing what is right for the business with integrity will lead to mutual success for both the Company and the individual. Our quest for mutual success ties us together.
- We encourage stock ownership and ownership behavior.

We are Strategically Focused in Our Work

- We operate against clearly articulated and aligned objectives and strategies.
- We only do work and only ask for work that adds value to the business.
- We simplify, standardize and streamline our current work whenever possible.

Innovation is the Cornerstone of Our Success

- We place great value on big, new consumer innovations.
- We challenge convention and reinvent the way we do business to better win in the marketplace.

We are Externally Focused

- We develop superior understanding of consumers and their needs.
- We create and deliver products, packaging and concepts that build winning brand equities.
- We develop close, mutually productive relationships with our customers and our suppliers.
- We are good corporate citizens.
- We incorporate sustainability into our products, packaging and operations.

We Value Personal Mastery

- We believe it is the responsibility of all individuals to continually develop themselves and others.
- We encourage and expect outstanding technical mastery and executional excellence.

We Seek to be the Best

- We strive to be the best in all areas of strategic importance to the Company.
- We benchmark our performance rigorously versus the very best internally and externally.
- We learn from both our successes and our failures.

Mutual Interdependency is a Way of Life

- We work together with confidence and trust across business units, functions, categories and geographies.
- We take pride in results from reapplying others' ideas.
- We build superior relationships with all the parties who contribute to fulfilling our Corporate Purpose, including our customers, suppliers, universities and governments.

Web

To read more on sustainable development guidelines for business conduct based on P&G's PVP, download this brochure:
www.pg.com/content/pdf/01_about_pg/01_about_pg_homepage/about_pg_toolbar/download_report/values_and_policies.pdf


powerofminds
powerofpeople
powerofagility
PVP
THINKS AND ACTS DECISIVELY
LEVERAGES MASTERY
INNOVATES AND REAPPLIES
IN TOUCH
EMBRACES CHANGE
OPERATES WITH DISCIPLINE
LEADS
BUILDS DIVERSE, COLLABORATIVE RELATIONSHIPS
GROWS CAPABILITY

Success Drivers

Success Drivers are the competencies that define how our people succeed in today's business environment. They are the characteristics we look for in new employees, how we measure performance in the Company, and the basis for our employee-development and career systems.

P&G's edge over competition – the advantage that's hardest for competitors to duplicate – is P&G people.

Structure and Governance

We have an organizational structure composed of three Global Business Units (GBUs) and a Global Operations group. The Global Operations group consists of the Market Development Organizations (MDOs) and Global Business Services (GBS).

Organizational Structure

Global Business Units
In the financial year 2006-2007, our three GBUs are Beauty and Health, Household Care and Gillette GBU. For the next year, the GBUs will be structured as: Beauty, Health and Well-Being, Household Care.

The GBUs leverage their consumer understanding to develop overall strategy for our brands. They identify common consumer needs, develop new products and build our brands through effective marketing innovations.

Global Operations
The MDOs develop go-to-market plans at the local level, leveraging their understanding of the local consumer and customer. MDOs are organized along seven geographic regions. (See next page for map.)

Global Business Services
GBS operates as the "back office" for the GBU and MDO organizations, providing world-class technology, processes and standard data tools to better understand the business and better serve consumers and customers. GBS personnel, or highly efficient and effective third-party partners, provide these services.



The MDO is focused on winning the "first moment of truth" – when the consumer stands in front of the shelf and chooses a product from among many competitive offerings.



The GBU is focused on winning the "second moment of truth" – when the consumer uses the product and evaluates how well it meets his or her expectations.

The Three GBUs Operate in the Seven MDOs

Global Business Units (GBUs)

- Business Strategy and Planning
- Brand Innovation and Design
- New Business Development
- Full Profit Responsibility

- Beauty and Health
  - Beauty
  - Health Care
- Household Care
  - Fabric Care and Home Care
  - Baby Care and Family Care
  - Pet Health, Snacks and Coffee
- Gillette GBU

Market Development Organizations (MDOs)

- Market Strategy
- Customer Development
- External Relations
- Recruiting

● Asean, Australasia and India
○ Central & Eastern Europe, Middle East and Africa
● Greater China
● Latin America
◉ North America
○ Northeast Asia
○ Western Europe



Corporate Functions

- Cutting-Edge Knowledge
- Transfer Best Practices
- Function Work Supporting P&G Corporation

Global Business Services

Key Business Processes

- Accounting
- Info and Technology Services
- Order Management
- Employee Benefits & Payroll



Plant Locations

Plant Name	City	Country	GBU Owner	Org Category Owner
Aarschot (Gillette)	Aarschot	Belgium	Gillette	Duracell
Akashi	Akashi	Japan	Baby Care	Baby Care
Albany	Albany	United States	Family Care	Family Care
Alexandria	Pineville	United States	Fabric & Home Care	Fabric Care
Amiens	Amiens	France	Fabric & Home Care	Home Care
Anchieta	São Paulo	Brazil	Fabric & Home Care	Fabric Care
Andover (Gillette)	Andover	United States	Beauty Care	Personal Beauty Care
Apizaco	Apizaco	Mexico	Family Care	Family Care
Auburn	Auburn	United States	Feminine Care	Feminine Care
Augusta	Augusta	United States	Fabric & Home Care	Fabric Care
Aurora	Aurora	United States	Health Care	Pet Care
Avenel	Avenel	United States	Fabric & Home Care	Home Care
Bangkok	Bangkok	Thailand	Beauty Care	Hair Care
Bangkok (Wella)	Samut Prakan	Thailand	Beauty Care	Hair Care
Barcelona (Gillette)	Esplugues de Llobregat	Spain	Gillette	Braun
Barquisimeto	Barquisimeto	Venezuela	Fabric & Home Care	Fabric Care
Beijing	Beijing	China	Fabric & Home Care	Fabric Care
Belleville	Belleville	Canada	Feminine Care	Feminine Care
Berlin (Gillette)	Berlin	Germany	Gillette	Grooming & Shave Care
Bhiwadi (Gillette)	Bhiwadi	India	Gillette	Grooming & Shave Care
Binh Duong	Binh Duong	Vietnam	Fabric & Home Care	Fabric Care
Blois	Blois	France	Beauty Care	Hair Care
Borispol	Borispol	Ukraine	Feminine Care	Feminine Care
Boston (Gillette)	Boston	United States	Gillette	Grooming & Shave Care
Brockville	Brockville	Canada	Fabric & Home Care	Fabric Care
Budapest	Csomor	Hungary	Feminine Care	Feminine Care
Cabuyao	Cabuyao	Philippines	Fabric & Home Care	Fabric Care
Cairo	Cairo	Egypt	Fabric & Home Care	Fabric Care
Campochiaro	Campochiaro	Italy	Fabric & Home Care	Fabric Care
Cape Girardeau	Cape Girardeau	United States	Baby Care	Baby Care
Carlow (Gillette)	Carlow	Ireland	Gillette	Braun
Casablanca	Casablanca	Morocco	Fabric & Home Care	Fabric Care
Cayey	Cayey	Puerto Rico	Beauty Care	Personal Beauty Care
Chengdu	Chengdu	China	Fabric & Home Care	Fabric Care
Chonan	Ch'onan	Korea	Feminine Care	Feminine Care
Cincinnati	Cincinnati	United States	Fabric & Home Care	Fabric Care
Cleveland (Gillette)	Cleveland	United States	Gillette	Duracell
Coevorden	Coevorden	Netherlands	Health Care	Pet Care
Cologne (Wella)	Cologne	Germany	Beauty Care	Personal Beauty Care
Crailsheim	Crailsheim	Germany	Feminine Care	Feminine Care
Dammam	Dammam	Saudi Arabia	Fabric & Home Care	Fabric Care
Dong Guan (Gillette)	Dong Guan	China	Gillette	Duracell
Dover	Dover	United States	Baby Care	Baby Care
Dzerzhinsk (Wella)	Dzerzhinsk	Russia	Beauty Care	Hair Care
Epping (Wella)	Epping	South Africa	Beauty Care	Hair Care
Escuintla	Escuintla	Guatemala	Fabric & Home Care	Fabric Care
Euskirchen	Euskirchen	Germany	Baby Care	Baby Care
Gattatico	Gattatico	Italy	Fabric & Home Care	Home Care
Gebze	Gebze	Turkey	Fabric & Home Care	Fabric Care
Goa	Goa	India	Feminine Care	Feminine Care
Green Bay	Green Bay	United States	Family Care	Family Care
Greensboro	Greensboro	United States	Health Care	Oral Care
Gross-Gerau	Gross-Gerau	Germany	Health Care	Oral Care
Guatire	Guatire, Miranda	Venezuela	Baby Care	Baby Care
Henderson	Henderson	United States	Health Care	Pet Care
Huangpu	Guangzhou	China	Beauty Care	Hair Care
Hub	Hub	Pakistan	Beauty Care	Hair Care
Huenfeld (Wella)	Hünfeld	Germany	Beauty Care	Hair Care
Hunt Valley	Cockeysville	United States	Beauty Care	Personal Beauty Care
Ibadan	Ibadan	Nigeria	Fabric & Home Care	Fabric Care
Ibaraki (Wella)	Ibaraki	Japan	Beauty Care	Hair Care
Iowa City	Iowa City	United States	Beauty Care	Hair Care
Iowa City (Gillette)	Iowa City	United States	Health Care	Personal Health Care
Jackson	Jackson	United States	Snacks & Coffee	Snacks
Jeddah	Jeddah	Saudi Arabia	Baby Care	Baby Care
Jijona	Jijona	Spain	Baby Care	Baby Care
Kansas City Coffee	Kansas City	United States	Snacks & Coffee	Coffee
Kansas City F&HC	Kansas City	United States	Fabric & Home Care	Home Care
Kronberg (Gillette)	Kronberg	Germany	Gillette	Braun
Kuantan	Kuantan	Malaysia	Fabric & Home Care	Fabric Care
LaGrange (Gillette)	LaGrange	United States	Gillette	Duracell
Lancaster (Gillette)	Lancaster	United States	Gillette	Duracell
Leipsic	Leipsic	United States	Health Care	Pet Care
Lewisburg	Lewisburg	United States	Health Care	Pet Care

Plant Locations... continued

Plant Name	City	Country	GBU Owner	Org Category Owner
Lima	Lima	United States	Fabric & Home Care	Fabric Care
Lodz (Gillette)	Lodz	Poland	Gillette	Grooming & Shave Care
London	London	United Kingdom	Fabric & Home Care	Fabric Care
Longjumeau	Longjumeau	France	Health Care	Pharmaceuticals
Louveira	Louveira	Brazil	Feminine Care	Feminine Care
Lucca	Lucca	Italy	Family Care	Family Care
Manati	Manati	Puerto Rico	Health Care	Pharmaceuticals
Manaus (Gillette)	Manaus	Brazil	Gillette	Grooming & Shave Care
Manchester	Manchester	United Kingdom	Family Care	Family Care
Mandideep	Bhopal	India	Fabric & Home Care	Fabric Care
Mariscala	Apaseo El Grande	Mexico	Beauty Care	Hair Care
Marktheidenfeld (Gillette)	Marktheidenfeld	Germany	Gillette	Braun
Mataro	Mataró	Spain	Fabric & Home Care	Fabric Care
Materiales	Lima	Peru	Fabric & Home Care	Fabric Care
Mechelen	Mechelen	Belgium	Fabric & Home Care	Fabric Care
Medellin	Medellin	Colombia	Fabric & Home Care	Fabric Care
Mehoopany	Mehoopany	United States	Family Care	Family Care
Mequinenza	Mequinenza	Spain	Baby Care	Baby Care
Mexico City (Gillette)	Naucalpan	Mexico	Gillette	Braun
Minhang (Gillette)	Minhang	China	Gillette	Braun
Mohammedia	Mohammedia	Morocco	Fabric & Home Care	Fabric Care
Montornes	Montornès del Vallès	Spain	Feminine Care	Feminine Care
Naucalli (Gillette)	Naucalpan	Mexico	Gillette	Grooming & Shave Care
Naucalpan	Mexico City	Mexico	Health Care	Personal Health Care
Nenagh	Nenagh	Ireland	Beauty Care	Personal Beauty Care
Neuss	Neuss	Germany	Family Care	Family Care
New Orleans	New Orleans	United States	Snacks & Coffee	Coffee
Newbridge (Gillette)	Newbridge	Ireland	Health Care	Personal Health Care
North Chicago (Gillette)	North Chicago	United States	Beauty Care	Personal Beauty Care
Novomoskovsk	Novomoskovsk	Russia	Fabric & Home Care	Fabric Care
Ordzhonikidze	Ordzhonikidze	Ukraine	Fabric & Home Care	Fabric Care
Orleans	Saint Cyr En Val	France	Family Care	Family Care
Oxnard	Oxnard	United States	Family Care	Family Care
Pescara	Pescara	Italy	Feminine Care	Feminine Care
Phoenix	Phoenix	United States	Health Care	Personal Health Care
Pilar	Pilar	Argentina	Fabric & Home Care	Fabric Care
Poissy (Wella)	Poissy	France	Beauty Care	Personal Beauty Care
Pomezia	Rome	Italy	Fabric & Home Care	Fabric Care
Porto	Guifões	Portugal	Fabric & Home Care	Fabric Care
Rakona	Rakovnik	Czech Republic	Fabric & Home Care	Fabric Care
Reading (Gillette)	Reading	United Kingdom	Beauty Care	Personal Beauty Care
Rothenkirchen (Wella)	Rothenkirchen	Germany	Beauty Care	Hair Care
Russellville	Russellville	United States	Health Care	Pet Care
Sacramento	Sacramento	United States	Fabric & Home Care	Fabric Care
Santiago	Santiago	Chile	Baby Care	Baby Care
Sarreguemines (Wella)	Sarreguemines	France	Beauty Care	Hair Care
Seaton Delaval	Whitley Bay	United Kingdom	Beauty Care	Personal Beauty Care
Shanghai (Gillette)	Shanghai	China	Gillette	Grooming & Shave Care
Sherman	Sherman	United States	Snacks & Coffee	Coffee
Shiga	Shiga	Japan	Beauty Care	Personal Beauty Care
Somersby (Wella)	Somersby	Australia	Beauty Care	Hair Care
St. Louis	St. Louis	United States	Fabric & Home Care	Home Care
St. Petersburg (Gillette)	St. Petersburg	Russia	Gillette	Grooming & Shave Care
Stamford	Stamford	United States	Beauty Care	Hair Care
Takasaki	Takasaki	Japan	Fabric & Home Care	Fabric Care
Talisman	Mexico City	Mexico	Beauty Care	Personal Beauty Care
Targowek	Warsaw	Poland	Baby Care	Baby Care
Tepeji	Tepeji	Mexico	Baby Care	Baby Care
Tianjin	Tianjin	China	Beauty Care	Personal Beauty Care
Tianjin (Wella)	Tianjin	China	Beauty Care	Personal Beauty Care
Timisoara	Timisoara	Romania	Fabric & Home Care	Fabric Care
Vallejo	Mexico City	Mexico	Fabric & Home Care	Fabric Care
Villa Mercedes	Villa Mercedes	Argentina	Baby Care	Baby Care
Wallduern (Gillette)	Walldürn	Germany	Gillette	Braun
Weiterstadt	Weiterstadt	Germany	Health Care	Pharmaceuticals
Witzenhausen	Witzenhausen	Germany	Family Care	Family Care
Worms	Worms	Germany	Fabric & Home Care	Home Care
Wrexham (Gillette)	Wrexham	United Kingdom	Gillette	Duracell
Xiqing	Tianjin	China	Beauty Care	Hair Care

Note: Data as of June 30, 2007

Manufacturing Outsourcing

P&G, including Gillette, has more than 140 manufacturing facilities in 40 countries. These facilities handle the majority of P&G's production.

To ensure our products are affordable, our manufacturing facilities must provide the best value for the Company. We conduct regular reviews to ensure our facilities are highly competitive, and this includes benchmarking versus third-party manufacturers.

When it makes sense for the business and is the most competitive solution, we use contract manufacturers. For example, sometimes we use them when entering a new market, before we determine whether we'll invest in building our own facility there, or when we are introducing a new product, so we can determine production needs prior to investing in new capacity at a P&G facility. Sometimes we use third-party manufacturers on a longer-term, ongoing basis because it is the most cost-effective solution for the business.

The percent of P&G production supplied by contract manufacturers varies according to the needs of the business and the ability of P&G facilities to compete and win production based on providing the best value. Currently, we rely on third-party manufacturers for about 10 to 15 percent of our total manufacturing volume.



Governance
The objective of our governance structure is to maintain corporate governance principles, policies and practices that support management and Board of Directors accountability. These are in the best interest of the Company and our shareholders, and they are consistent with the Company's Purpose, Values and Principles. We believe that good governance practices contribute to better results for shareholders. Everything we do is done with our commitment to "doing the right thing" in mind.







Corporate Governance and Management's Responsibility
P&G has a strong history of doing what's right. Our employees embrace our Purpose, Values and Principles. If you analyze what has made our Company successful over the years, you may focus on our brands, our marketing strategies, our organization design, our ability to innovate. But if you really want to get at what drives our Company's success, the place to look is our people. Our people are deeply committed to our Purpose, Values and Principles. It is this commitment to doing what's right that unites us.

This commitment to doing what's right is embodied in our financial reporting. High-quality financial reporting is our responsibility – one we execute with integrity and within both the letter and spirit of the law.

High-quality financial reporting is characterized by accuracy, objectivity and transparency. Management is responsible for maintaining an effective system of internal controls over financial reporting to deliver those characteristics in all material respects. The Board of Directors, through its Audit Committee, provides oversight. They have engaged Deloitte & Touche LLP to audit our consolidated financial statements, on which they have issued an unqualified opinion.

Our commitment to providing timely, accurate and understandable information to investors encompasses:

Communicating Expectations to Employees
Every employee – from senior management on down – is trained on the Company's Worldwide Business Conduct Manual, which sets forth the Company's commitment to conduct its business affairs with high ethical standards. Every employee is held personally accountable for compliance and is provided several means of reporting any concerns about violations.

Web The Worldwide Business Conduct Manual is available on our website at www.pg.com/company

Maintaining a Strong Internal Control Environment
Our system of internal controls includes written policies and procedures, segregation of duties, and the careful selection and development of employees. The system is designed to provide reasonable assurance that transactions are executed as authorized and appropriately recorded, that assets are safeguarded, and that accounting records are sufficiently reliable to permit the preparation of financial statements conforming in all material respects with accounting principles generally accepted in the United States. We monitor these internal controls through control self-assessments by business unit management. In addition to performing financial and compliance audits around the world, including unannounced audits, our Global Internal Audit organization provides training and continuously improves internal control processes. Appropriate actions are taken by management to correct any identified control deficiencies.

Executing Financial Stewardship
We maintain specific programs and activities to ensure that employees understand their fiduciary responsibilities to shareholders. This ongoing effort encompasses financial discipline in our strategic and daily business decisions and brings particular focus to maintaining accurate financial reporting and effective controls through process improvement, skill development and oversight.

Exerting Rigorous Oversight of the Business
We continuously review our business results and strategic choices. Our Global Leadership Council is actively involved – from understanding strategies to reviewing key initiatives, financial performance and control assessments. The intent is to ensure we remain objective, identify potential issues, continuously challenge each other and ensure recognition and rewards are appropriately aligned with results.

Engaging Our Disclosure Committee
We maintain disclosure controls and procedures designed to ensure that information required to be disclosed is recorded,

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Governance
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processed, summarized and reported accurately and in timely fashion. Our Disclosure Committee is a group of senior-level executives responsible for evaluating disclosure implications of significant business activities and events. The Committee reports its findings to the CEO and CFO, providing an effective process to evaluate our external disclosure obligations.

Encouraging Strong and Effective Corporate Governance from Our Board of Directors

We have an active, capable and diligent Board that meets the required standards for independence, and we welcome the Board's oversight. Our Audit Committee comprises independent financial directors with significant knowledge and experience. We review significant accounting policies, financial reporting and internal control matters with them and encourage their independent discussions with external auditors.


Web

Our corporate governance guidelines, independence guidelines and charters for all Board committees are available at our website at www.pg.com/company/our_commitment/corp_gov

Governance Structure

We believe that good governance practices contribute to better results for shareholders. Our objective is to maintain corporate governance principles, policies and practices that support management and Board of Directors accountability. These are in the best interest of the Company and our shareholders, and they are consistent with the Company's Purpose, Values and Principles.

Governance starts with the Board of Directors, which has general oversight responsibility for the Company's affairs, pursuant to Ohio's General Corporation Law and the Company's Code of Regulations and Bylaws. In exercising its fiduciary duties, the Board of Directors represents and acts on behalf of the shareholders. Although the Board of Directors does not have responsibility for day-to-day management of the Company, it stays informed about the business and provides guidance to management through periodic meetings, site visits and other interactions.

The Board is deeply involved in the Company's strategic planning process, leadership development and succession planning. The Board has several committees to facilitate its oversight of the Company. These include Audit, Compensation & Leadership Development, and Governance & Public Responsibility. The responsibilities of the Governance & Public Responsibility Committee include oversight of organization diversity, sustainable development, community and government relations, product quality assurance and corporate reputation. The Board of Directors and its committees operate under our Corporate Governance Guidelines and Charters. Additionally, the Board has adopted guidelines for determining the independence of its members. As of June 30, 2007, approximately 79 percent of our directors qualified as being independent.

The Board has approved a code of conduct, outlined in our Worldwide Business Conduct Manual. This code applies to all directors, officers and employees and is designed to help ensure compliance with all applicable laws and Company policies, including those related to sustainable development. Shareholders may communicate with the Board of Directors and submit shareholder proposals as described in the Company's proxy statement.

Executive Compensation

Executive compensation is based on principles that have served the Company well and enabled it to increase shareholder value:

- Pay competitively.
- Pay for performance.
- Design compensation programs that support the business.

These principles have helped the Company develop and retain extraordinary executive talent. P&G develops executives from within, an achievement few other major corporations have matched.

A substantial portion of compensation is composed of variable, at-risk incentives, the majority based on the Company's long-term success. We benchmark the Company's pay structure annually and also review its business and financial performance.

Additionally, we expect executives to uphold the fundamental principles in the Company's Statement of Purpose, Values and Principles, plus the Worldwide Business Conduct Manual, the Sustainability Report, and the Environmental Quality Policy. These principles include integrity, maximizing the development of each individual, developing a diverse organization, and continually improving the environmental quality of the Company's products and operations. In upholding these principles, executives not only contribute to their own success but also help ensure the prosperity of P&G's business, employees, shareholders and the communities in which the Company operates.

P&G's Political Involvement is an Important Means of Building and Protecting Our Business

Guided by our Purpose, Values & Principles, P&G participates in the political process to help shape public policy that has a direct impact on the Company. This engagement is an important means of building and protecting our global business and ensures that the interests of our employees, consumers and shareholders are fairly represented at all levels of government around the world.

Lobbying Activity

P&G's Global Government Relations team (P&G GGR) represents the Company's point of view in Washington, D.C., in U.S. state capitals and in key country capitals around the world. Working with the businesses, P&G GGR focuses on legislative and public policy issues that impact the Company's bottom line. Where permitted by law, P&G:

- engages and educates policy makers and key stakeholders on issues concerning the Company's long-term business interests;
- facilitates the exchange of information between key decision makers and public policy organizations in the United States and abroad;
- leads Company actions on policy matters both unilaterally and in industry coalitions.

U.S. Corporate Political Activity

P&G engages in the political process by providing financial support to state ballot initiatives and issue advocacy campaigns that have a direct impact on the business. P&G's involvement in these campaigns is overseen by a multi-functional team that makes recommendations to the Global External Relations Officer, President, Vice Chairs, Chief Operating Officer, and Chairman & CEO as appropriate. As with all other aspects of our political involvement, our participation in such efforts is guided by our Purpose, Values and Principles, and by our business strategies. In 2006, P&G gave $184,000 in contributions to state ballot initiatives and other issue advocacy campaigns that had a direct impact on the business.

P&G Political Action Committee

The P&G Political Action Committee (P&G PAC) is a voluntary, nonpartisan political action committee. Registered with the U.S. Federal Election Commission (FEC) and appropriate state offices, the PAC allows P&G employees to pool personal, voluntary financial contributions to support candidates at the federal, state and local level, who support issues important to the business and the quality of life in the communities in which we live and work.

P&G PAC operations are transparent and compliant with all applicable laws. The PAC is governed by a set of bylaws and supervised by a diverse board of Company senior managers, U.S. Government Relations personnel, and Legal counsel.

Support of candidates is based on their support of P&G issues and sustained constituent relationships. The PAC generally does not contribute to Presidential candidates; industry, association or leadership PACs; or multiple candidates running in the same race. In 2006, the P&G PAC contributed $260,880 to candidates running for office. The average contribution per candidate was $1,335.

Additionally, P&G operates a separate state PAC in Massachusetts. In 2006, the P&G/Gillette state PAC contributed $4,300 to Massachusetts state and local candidates. The average contribution per candidate was $330.


Web

P&G PAC activity is available on the FEC and state elections websites. A listing of all 2006 PAC contributions is available at www.pgpac.com.


Pampers

Designed to Grow... Sustainably.

Strategies and Goals for 2012

Policies, Management Systems and Performance



The Company is concerned with how results are achieved.

Policies
While P&G competes hard to achieve leadership and business success, the Company is concerned not only with results, but also with how those results are achieved. We will never condone or tolerate efforts or activities to achieve results through illegal or unethical dealings, anywhere in the world.

Management Systems
P&G's Management Systems ensure that the Company's policies are implemented in a consistent manner throughout the world. These Management Systems align with the Company's policies and promote a regular flow of information that helps the Company better manage its progress on elements of sustainable development.

Performance
P&G measures operational performance in order to drive continuous improvement. A Company-wide system of measuring performance has been developed. This approach enables the Company to report data on a wide range of operational categories.

Our actions are not just profit-driven but also progress-driven, to ensure a better quality of life for everybody, now and for generations to come.

Our extensive consumer research related to our brands also helps us identify ways we can best address sustainability.

Acquisitions
Acquisitions, mainly Wella and Gillette, have been included in the metrics presented herein. The only thing that is different for acquisitions is the expectations of performance with respect to meeting all of P&G standards. We allow a six-year glide path to meet the audit performance score of 8.0 out of a ten-point scale. A mid-point expectation is 6.5 within three years. Our experience has been that the acquisitions exceed those expectations.

Process for Data Collection
P&G's data collection systems have been in place for many years. They are designed to be simple enough so that the people closest to the work, regardless of location, can use the tools. This simplicity enables the Company to collect data and update systems annually at a relatively low cost. Each business unit is responsible for accuracy and consistency of its data.

All data is reported on a global basis. In order to achieve consistency and to ensure a common understanding throughout the organization, employees are trained in how to report and document data. Our standard is to use metric units and English as our business language, backed where necessary with local translations.

To ensure the standard collection of data, the Company has the following work process in place:

- Key terms defined.
- The data to be collected are identified.
- Flow sheets are agreed upon regarding who collects data and on what systems.
- Technically sound methods are used by facilities to estimate data and validate year-to-year results.
- Personnel are trained on the work process, as appropriate.

Strategy 1 Improve through Products

Strategy
Delight the consumer with sustainable innovations that improve the environmental profile of our products.

Goal
- Develop and market at least $20 billion in cumulative sales of "sustainable innovation products," which are products with a significantly reduced (>10%) environmental footprint versus previous or alternative products.


Tide
2X ULTRA

Strategy 1

The very nature of producing and using products causes P&G and consumers to use resources and to generate wastes and emissions.

P&G is committed to reducing or preventing this whenever possible.

P&G's philosophy is grounded in a belief that we should be a leader in our industry in implementing our global environmental program. To do this, we concentrate on environmental innovation and accountability for results. We believe our accomplishments illustrate this commitment. The goal is our commitment to transparency in the process over the decade.

For example, P&G was first to bring innovations such as concentrated products, refill packages and recycled plastic bottles to our industry. Since 1990 our focus on pollution prevention has resulted in a 60-percent reduction in waste and in air and water emissions per unit of production from our manufacturing plants.

We recognize that environmental progress is a never-ending journey of continuous effort and improvement. By focusing on improving the lives of consumers through innovative technologies that work better and more efficiently, we believe we can continue to sustain both the growth of our business and the health of the environment.

Environmental Quality Policy

We will provide products and services of superior quality and value that improve the lives of the world's consumers. As part of this, P&G continually strives to improve the environmental quality of its products, packaging and operations around the world.

To carry out its Environmental Quality Policy, P&G:

- Ensures our products, packaging and operations are safe for our employees, consumers and the environment.
- Reduces or prevents the environmental impact of our products and packaging in their design, manufacture, distribution, use and disposal whenever possible. We take a leading role in developing innovative, practical solutions to environmental issues related to our products, packaging and processes. We support the sustainable use of resources and actively encourage reuse, recycling and composting. We share experiences and expertise and offer assistance to others who may contribute to progress in achieving environmental goals.
- Meets or exceeds the requirements of all environmental laws and regulations. We use environmentally sound practices, even in the absence of governmental standards. We cooperate with governments in analyzing environmental

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Environmental Quality Policy
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issues and developing cost-effective, scientifically based solutions and standards.

- Continually assesses our environmental technology and programs and monitors progress toward environmental goals. We develop and use state-of-the-art science and product life cycle assessment, from raw materials through disposal, to assess environmental quality.
- Provides our consumers, customers, employees, communities, public interest groups and others with relevant and appropriate factual information about the environmental quality of P&G products, packaging and operations. We seek to establish and nurture open, honest and timely communications and strive to be responsive to concerns.
- Ensures every employee understands and is responsible and accountable for incorporating environmental quality considerations in daily business activities. We encourage, recognize and reward individual and team leadership efforts to improve environmental quality. We also encourage employees to reflect their commitment to environmental quality outside of work.
- Has operating policies, programs and resources in place to implement our Environmental Quality Policy.






P&G's Commitment to Product Safety, Chemicals Management and Sustainability

Household consumer products use a variety of chemical ingredients to provide benefits to society, such as cleaner homes and improved health and personal hygiene, thus enabling an overall better quality of life. One expectation of consumer products is that they will be safe, that their use will not adversely affect human health or the environment.

Throughout its history, P&G has believed that the safety of our products is a prerequisite for responsible business. Our co-founder, James Gamble, stated in the mid-1800s that "if you cannot make pure goods and full weight, go to something else that is honest, even if it is breaking stone." Today, this philosophy is reflected in our Statement of Purpose: "We will provide branded products and services of superior quality and value that improve the lives of the world's consumers, now and for generations to come." Safety is an intrinsic part of our products' quality and value.

Our approach is based on the scientific assessment and management of risk – the likelihood that people or the environment will be exposed to harmful amounts of a substance. Risk assessment is based on two factors:

1. how "toxic" or "hazardous" a chemical is and
2. how it is used, specifically the extent of exposure to humans or the environment.

In recent years, some stakeholders have expressed concern about using risk as the basis for product safety. These concerns have been driven by several issues, including:

- Questions about whether the hazards of existing chemicals have been sufficiently studied and whether chemical exposures can be adequately understood.
- Frustration with the slow pace of developing publicly available risk assessments.
- New scientific findings that have not been previously known or evaluated.

As a result, some believe that it might be better to base decisions on a chemical's hazards alone. This has been coupled with calls for the far-reaching use of the "precautionary principle," whereby substances that are classified as "hazardous" would be broadly restricted, with little further evaluation. We recognize the attraction of such a "black and white" approach. However, we believe that it could cause chemicals that are being safely used to be unjustifiably removed from the market, potentially depriving society of innovative and beneficial technologies. Furthermore, experience has shown that even chemicals that could be considered "non-hazardous" (e.g., soybean oil or even water) can cause harm under certain circumstances, while "hazardous" chemicals can be safely used (e.g., ethanol).

We recognize that continuing questions about the safety of chemicals mean that industry must take a more collaborative

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P&G's Commitment to Product Safety, Chemicals Management and Sustainability
continued from previous page

and open approach. Thus, we have initiated a variety of industry partnerships, including: the collaborative assessment of laundry and cleaning product ingredients in Europe (Human and Environmental Risk Assessment – HERA (www.heraproject.com); evaluations of "High Production Volume Chemicals" in the United States, and with the Organization for Economic Cooperation and Development; assessments of flavors, fragrances and colorants by European and U.S. cosmetics products associations; work in Canada to implement renewed chemicals legislation; the promotion of risk assessment via the U.S. Alliance for Chemical Awareness (www.chemicalawareness.com) and the American Chemistry Council; development of a targeted risk assessment approach in Europe, via the European Center for Ecotoxicology and Toxicology of Chemicals, an industry-sponsored research organization (www.ecetoc.org).

In addition, we are actively promoting the responsible production and use of chemical products, and better information sharing with the public. For example, we are working with the European soap and detergent industry association (A.I.S.E.) on formulation improvements, as well as providing consumer guidance on how to use detergents properly (www.washright.com). We launched and then expanded a P&G Internet site (www.scienceinthebox.com) to help inform consumers and stakeholders about the science and safety behind our European cleaning products. Very high public interest in this site led to a similar site covering the science and safety of skin and hair care products (www.pgbeautyscience.com) and another site covering P&G's approaches to product safety and views on a variety of chemical management and science policy issues (www.pgperspectives.com). For more on this work, see Science in-the-box on the next page.

From a policy standpoint, we continue to believe that chemicals management programs should be based on:

1. Efficient risk-based priority-setting processes that use hazard data and basic exposure information together to identify issues of potential concern, followed by practical risk evaluations that analyze chemicals in a tiered fashion to resolve such issues.
2. Risk management decision making that combines information on a chemical's risks, benefits and costs with an understanding of societal concerns; the risks, benefits and costs of alternatives; and the use of appropriate precautionary measures.
3. Communications that provide meaningful and relevant safety information to stakeholders, such that they can make knowledgeable decisions.

These policies are the foundation of what we do internally, as well as what we encourage across government and industry. Internally, they are enabled by collaboration among Research & Development, Product Safety and Regulatory Affairs, Manufacturing, External Relations and management. Our efforts go beyond safety and risk to include product lifecycle issues such as energy and resources use and waste management.

Collectively, we believe these activities and policies enable continued progress toward sustainability and enable us to provide safe, effective products that improve lives.



Human and Environmental Safety of Our Products
Product Safety & Regulatory Affairs (PS&RA) is responsible for ensuring that products and packages are safe for consumers, safe for the environment and in compliance with laws and regulations where they are sold.

PS&RA also addresses other environmental aspects of products and packages, such as their compatibility with waste management systems, natural resource use or issues of perceived safety. This organization is also responsible for the development, validation and adoption of alternatives to animal testing and ensures that any claims the Company makes about the safety or environmental profile of its products are scientifically sound.

Risk assessment is the process the Company uses to evaluate the safety of its products and ingredients. In this process, chemical hazard and exposure information are related in a way that describes the likelihood that a chemical will adversely affect biological systems. The PS&RA organizations in each business unit work closely with product development teams in the development, selection and formulation of product ingredients and mixtures with acceptable risk profiles, as well as satisfying other important business and consumer needs.

A key part of PS&RA is the Central Product Safety (CPS) organization. CPS has direct responsibility for ensuring that our products are safe for consumers and the environment. Its primary role is to advance the science of understanding and evaluating the human and environmental safety and impact of our products. It is helped in this process by an External Advisory Board consisting of several distinguished academic scientists.

CPS' work involves conducting basic studies in toxicology and biodegradation, together with an understanding of exposures, to ultimately complete human and environmental safety assessments used to make business decisions for products going to market as well as guide in the development of new technologies. CPS is also involved in key national and international initiatives (e.g., United Nations, Organization for Economic Cooperation and Development) directed toward supporting the sound management of chemicals around the world by sharing our toxicity information and establishing principles for promoting the safe and responsible use of chemicals.

Web

For further details on the science and safety of P&G products, we encourage you to visit these websites:
Science in-the-box (www.scienceinthebox.com)
The Science of Beauty (www.pgbeautyscience.com)
P&G Perspectives (www.pgperspectives.com)


Science
in-the-box

Science in-the-box Brings Added Value to Consumers

Science in-the-box is a scientific information portal that tells consumers about the science and innovation that make P&G's fabric and home care products work, as well as about the safety and sustainability of those products. It also provides access to our library of scientific publications and product safety data sheets. Since its introduction, some half a million people have gotten information from www.scienceinthebox.com. Their feedback indicates that consumers want to learn more about the products they buy. On our side, we see that presenting this information to consumers helps build their trust in our brands.

Web

Science in-the-box has been a tremendous success and has served as a model for two more websites: Beauty started a website that helps consumers understand the science behind the Beauty brands; it's www.pgbeautyscience.com. And the Company created www.pgperspectives.com to present our views on public policy issues.

Approach to Animal Welfare and Alternatives

P&G products are used in homes around the world 3 billion times a day, and we are committed to safeguarding the health of our many consumers.

Sometimes, to ensure materials are safe and effective, we must conduct research involving animals. This is a last resort. We consider such research only after every other reasonable option has been exhausted. The vast majority of our tests do not use animals. Wherever possible, we use computer models, synthetic materials, published scientific studies and comments from consumers about products they use. P&G is well-known for leadership in developing alternatives to animal tests, investing more than $220 million and helping to develop more than 50 alternative methods.


We approach our work with respect, openness and responsibility.

We approach our work with respect, openness and responsibility by using animals as a last resort, working with animal welfare organizations and ensuring high standards of care. We have invested more than $10 million in the past three years to help advance standards of animal care and welfare. We collaborate with governments and academia to promote the acceptance of alternatives. We actively share our discoveries so that others can benefit from them. News of our advances has been shared in more than 300 scientific publications. We seek input from the world's leading experts to continuously improve our approach.


Web

For details of our policy and practices please go to: http://www.pg.com/science/animal_alt.jhtml

On this website you can also learn about:

- Ongoing work to advance our animal welfare and animal alternatives programs (in our regular *Forward Focus* newsletter).
- P&G's participation in the 5th World Congress on Alternatives & Animal Use in the Life Sciences (2005), a leading global scientific forum on refining, reducing and replacing the use of animals in research.
- The joint declaration by P&G and the Humane Society of the United States committing the two organizations to a strategic partnership that aims at the elimination of animal use for consumer product safety evaluation.
- P&G's commitment to the European Partnership for Alternative Approaches (EPAA), which aims to accelerate the rate at which alternatives are agreed upon, validated and put into practice.
- P&G's support of the European Animal Welfare and Alternatives Awards offered by EUROTOX and the Humane Society International as well as the North American Awards offered by The Humane Society of the United States.


Web

For more technical articles regarding animal welfare, please go to: http://www.pgperspectives.com/en_UK/general/research-with-animals_en.html



Forest Resources Policy

Though P&G does not own or manage forests, we are a major purchaser of wood pulp and believe we have a responsibility to ensure the sustainability of the world's forest resources. Consistent with this view, P&G has had a long-term policy which applies to how we manage our purchasing and utilization of wood pulp. As the science, knowledge and verification systems related to sustainable forest management evolve, we have and will continue to revise this policy accordingly.

P&G purchases wood-derived pulp from suppliers that:

- Ensure the safety of forestry and manufacturing operations for employees and the environment.
- Document that the fiber is from legally harvested wood and that other legal requirements are met.
- Practice principles of sustainable forest management in their own operations and in sourcing of wood.
- Do not obtain the fiber from sites designated for conservation or judged to have unique environmental or cultural value.
- Reflect our social values and support of universal human rights through work with local governments and communities to improve the educational, cultural, economic and social well-being of those communities.

We ensure compliance with this policy through site visits, comprehensive surveys and research, required documentation and independent third-party certification of sustainable forest management practices.

P&G requires all our wood pulp suppliers to independently certify their forestry operations for sustainable forest management. In addition, P&G requires suppliers to provide an auditable assurance that fiber from sources not directly owned and managed by them is obtained via legal means and that harvest is conducted via sustainable practices. P&G believes that independent certification can be an effective means for a pulp supplier to verify its sustainable forest management practices. To this end, the certification systems our suppliers select must be consistent with the following generally accepted criteria for sustainable forestry management:

- A commitment to forest regeneration and reforestation.
- Protection of soil quality, riparian zones and water quality.
- Protection of ecologically and culturally unique forest areas.
- Maintenance and conservation of biological diversity.
- Stakeholder consultation and public reporting.
- Continuous improvement in forestry practices.
- Compliance with legislation.
- Social development principles.

P&G is committed to strategies that reduce demand on the world's forest resources and will continue to:

- Focus on source reduction or use of less fiber through development of innovative technologies that provide maximum product performance using minimal fiber.
- Evaluate the use of non-forest-derived sources of fiber, recognizing that alternatives must also meet principles of sustainable management.
- Use recovered fiber in our products when it can be done without having a negative impact on product performance, manufacturing efficiency, resource and energy usage and waste generation.

Procter & Gamble bought a total of 1.7 million ADMT (air dried metric tonnes) of pulp in 2006-2007 for use in our tissue/towel products, diapers, adult incontinence products and feminine hygiene products. The pulp was sourced from the following regions:

United States	26%
Canada	31%
Brazil	29%
Western Europe (Spain, France, Germany)	5%
Scandinavia	4%
Indonesia*	4%
Russia	< 1%
Other Baltic Countries	<1%

* From plantations; high conservation value assessments done to protect biodiversity

All of our pulp suppliers have certified their forestry operations for sustainable forest management. The certification systems used are as follows:

SFI	50%
CERFLOR	29%
FSC	8%
PEFC	7%
LEI	4%
CSA	2%

Economic Development
Innovation is a P&G cornerstone. More than $1.8 billion is invested annually in research and development – the largest amount among consumer product companies worldwide. We have more than 36,000 patents worldwide, and we average more than one new patent per day.

These intellectual assets are of tremendous value to P&G. But some are not being fully realized; we invent more than we can commercialize. Through our External Business Development group, we continue to identify non-strategic proprietary technologies which, when developed to their full potential, can yield sustainable revenue sources and bring important technologies to the market.

P&G invites collaboration. Our External Business Development group manages over 800 active contracts with other companies and institutions. This includes a wide variety of deal structures – licensing, sale, technology swap, joint ventures and more. P&G remains the partner of choice in working with others to improve the lives of the world's consumers.


CADA GOTA CUENTA

Every Drop Counts

Ariel Spain's Every Drop Counts campaign received one of the most prestigious PR awards in the world. The Gold Award for the Best Corporate Social Responsibility Campaign was presented at the pan-European SABRE (Superior Achievement in Branding and Reputation) awards.

Water consumption is a concern in Spain, especially in the summer heat. Ariel's Every Drop Counts campaign gave consumers tips on saving water in the home. For instance, putting a full load into the washer can save hundreds of liters of water in a household over the course of the year.


ARIEL

Cool Clean Detergents Save Energy

In 2007, P&G launched Dash Cool Clean in Italy and Ariel Cool Clean in the UK, along with campaigns to help consumers change their energy consumption habits. The Cool Clean detergents encourage consumers to wash at lower temperatures and save energy, which still gives them brilliantly clean clothes.

In Italy, Dash launched under the name Impeccabile a Freddo (Impeccable in Cold). Dash studied the impact of this campaign in almost 400 participating Italian households. Using Dash Cool Clean did result in consumers' changing their habits. They reduced washing temperature, experiencing a significant energy saving – 10 percent on average, up to a maximum of 55 percent. But there is still reluctance to reduce washing temperature. This confirms the critical role of an effective campaign to educate consumers about the benefits of reducing washing temperature. For perspective, the energy-saving potential of washing at low temperatures in Italy could be as much as 1.5 billion kWh, equal to the energy consumption of households in Florence.

Dash and P&G Italy also formed an alliance with Enel*, Italy's biggest energy company, to distribute 3.7 million low-consumption light bulbs and 600,000 water-saving faucets to Italian consumers. Using these can help households save up to 287 million kWh, equal to 197,000 tons of CO_2 emissions.

In the UK, the Cool Clean campaign was titled Ariel Turn to 30 and targeted the average UK consumer who washes at 40 C. Until recently, cleaning performance was the key barrier to clicking down washing temperature. Ariel Cool Clean's performance reassures consumers that reducing temperature to 30 C will result in brilliant cleaning. By washing at a lower temperature, consumers can save 41 percent of the energy used in the wash cycle.

Ariel UK formed a partnership with the Energy Savings Trust, one of the UK's leading organizations promoting energy savings. The Trust helped validate Ariel's energy savings figures and endorsed the Turn to 30 campaign.

* Enel is Italy's largest power company and Europe's third-largest listed utility, established in 18 countries around the world. Enel produces and sells electricity and gas in Europe and North and Latin America (www.enel.com).

PUR Gets to Democratic Republic of the Congo

Through the *Children's Safe Drinking Water* program, PUR is now being sold in the equatorial Democratic Republic of the Congo (DRC), site of "the worst 'forgotten humanitarian crisis' in the world," according to Greg Allgood, director of P&G's PUR program.

"Bear in mind that the mortality rate in sub-Saharan Africa is already the worst in the world," he says. "Yet, on average, there are 1,000 more people dying every day in the DRC than in the rest of sub-Saharan Africa. I think the DRC is one of the places where we can save the most lives with PUR."

Diarrhea is one of the top causes of mortality, with children under 5 accounting for nearly half the deaths. Preventing diarrhea is difficult, with bottled water costing 40 times as much as PUR.

The *Children's Safe Drinking Water* program fostered enthusiasm for PUR in its usual way – by demonstrating how quickly, easily and inexpensively PUR turns dirty water into clean water. Mothers at the first Congo demonstration understood PUR immediately and started buying packets from a local businesswoman authorized to sell them for 10 cents.



Alliance Eupharazie tried PUR-cleaned water at the demonstration and was first in line to buy it for her family.



Braun Supports 'Green Grooming'

This year, Braun's entire line of men's electric shavers became the world's first shaver brand to receive the Energy Star qualification for its battery chargers. This followed testing by the Energy Star program.

Braun shaving systems feature Smart Plugs that use 64 percent less energy than standard shavers, resulting in real benefits for the environment. For example, it translates into keeping 5,583 metric tonnes of CO_2 out of the atmosphere annually, based on the total number of Braun shavers sold in the United States. This is equivalent to removing 1,073 cars from the road, planting 1,526 acres of forest or lighting 5,861 homes for a year.

The U.S. Environmental Protection Agency (EPA) created Energy Star labeling in 1992 as a way to clearly identify energy-efficient products. Energy Star-qualified products must adhere to strict guidelines created by the EPA and the U.S Department of Energy.

Strategy 2 Improve through Production

Strategy
Improve the environmental profile of P&G's own operations.

Goal
- Deliver an additional 10% reduction (per unit production) in CO_2 emissions, energy consumption, water consumption and disposed waste from P&G plants, leading to a total reduction over the decade of at least 40%.



Strategy 2

P&G ensures that our operations are safe for our employees, consumers and the environment. We reduce or prevent the environmental impact of product manufacturing whenever possible.

Manufacturing Materials Flows 2006-2007

As the diagram illustrates, P&G's use of material resources is highly efficient. The vast majority of materials are converted to products, and the output of the manufacturing waste (which is largely non-hazardous) is low.


Energy 79.2 million gigajoules
Raw Materials & Packaging
95.72%
Finished Product
Materials for Recycling/Reuse 2.36%
Non-Hazardous Solid Waste 1.54%
Hazardous Solid Waste 0.21%
Air Emissions 0.07%
Water Emissions 0.09%



Resource & Waste Summary

For the first time, we are reporting environmental statistics for the Technical Centers. Technical Centers are primarily sites that have small-scale pilot operations as well as Research & Development laboratories. They have been added in for all three years. Data also includes both Wella and Gillette sites.

	Totals (indexed to production)			2007 Global Business Unit Detail* (absolute units x 1000)			
	2007	2006	2005	**BH**	HC	**G**	TC
PRODUCTION (thousand metric tonnes)							
Product Shipped	**21,742**	20,660	18,802	**2,810**	18,212	**720**	0
Raw Materials from Recycled Sources	**79**	65	71	**0**	79	**0**	0
WASTE (tonnes/1,000 tonne of production)							
Generated Waste	**44.7**	43.2	47.1	**234**	670	**50**	18
Percent Recycled / Reused Waste	**55%**	59%	57%	**54%**	56%	**60%**	20%
DISPOSED WASTE (tonnes/1,000 tonnes of production)							
Solid Waste							
Non-Hazardous	**16.1**	14.8	16.2	**97.6**	226.4	**14.0**	12.2
Hazardous	**2.2**	1.0	1.4	**4.5**	39.9	**1.6**	2.0
Effluents (excluding water)	**1.0**	1.3	1.8	**5.5**	11.5	**4.1**	0.4
Air Emissions**	**0.77**	0.77	0.91	**0.8**	15.5	**0.4**	0.1
OTHER							
Energy Consumption (gigajoules/tonne)	**3.64**	3.78	4.13	**9,205**	62,589	**4,908**	2,489
Greenhouse Gas Emissions**(tonne/tonne)	**0.14**	0.14	0.17	**272**	2,491	**135**	72
Water Consumption (cubic meters/tonne)	**4.2**	4.4	5.0	**9,252**	71,028	**1,687**	9,263
SARA Releases***(tonne/tonne)	**0.00008**	0.00010	0.00009	**0.210**	1.061	**0.396**	0.058

* **Beauty and Health (BH)** includes segments Beauty and Health Care.
Household Care (HC) includes segments Fabric Care and Home Care, Baby Care and Family Care, Pet Care, Snacks and Coffee.
Gillette GBU (G) includes segments Blades and Razors, Duracell and Braun.
Technical Centers (TC) includes each of the research centers that support the business units.
** Air emissions include particulates, SO_2, NOx, CO and VOC, whereas greenhouse gas emissions include CO_2 from fuel combustion sources.
*** Releases defined in the U.S. Superfund Amendments and Reauthorization Act (SARA) by the U.S. Environmental Protection Agency.
1 metric tonne = 1,000 kg = 2,205 lbs.
Product Shipped numbers come from P&G manufacturing sites only, does not include production from contract manufacturing.



President Olusegun Obasanjo (left) commissions P&G's detergent plant in Ibadan in 2006.

P&G Helps Build a Modern Nigeria

P&G was listed among "companies and individuals building a modern Nigeria" by one of Nigeria's leading national newspapers, *This Day*.

This recognition was given to P&G and 23 other companies/individuals from various sectors. The recognition covered the eight-year tenure of President Olusegun Obasanjo, who left office in May 2007. During his presidency, P&G greatly increased its investments in Nigeria by expanding its Always and Pampers lines and building a state-of-the-art detergent plant at its Ibadan site.

P&G Nigeria is one of just three companies in the manufacturing sector profiled. P&G Country Manager for West Africa, Stanislav Vecera, was featured on the front page of the newspaper.

P&G Nigeria was also named one of the top 25 corporate brands of 2006 by one of Nigeria's leading business dailies, *Financial Standard*, and was presented an award for excellence by *City People* magazine in 2007. This is one of the top three prestigious awards in Nigeria.

In operation since 1992, P&G West Africa, to which P&G Nigeria belongs, is the world's fastest-growing P&G organization. Its Ibadan site produces Pampers, Always, Vicks throat drops and Ariel and Bonux detergents.

Energy Consumption
The Energy Consumption graph (in gigajoules, GJ) shows the addition of Technical Centers for all three years. Gillette was added for the last two years. Even with those additions, the absolute values have stayed nearly the same: 78 million GJ, 78 million GJ and 79 million GJ in 2005, 2006 and 2007, respectively.

In the second graph, energy is broken out by type. The primary type of energy source is fuel, mainly natural gas.

The energy eco-efficiency* graph shows an improvement of 11 index points since last year. This is a result of production increase and maintaining flat energy consumption. Energy efficiency is a key measure at our sites; it is tracked, analyzed and improved on a continuous basis.


ENERGY CONSUMPTION
(by GBU, 10^6 GJ)
78
78
79
05
06
07
Beauty and Health
Household Care
Gillette
Technical Centers


ENERGY CONSUMPTION
(by type, 10^6 GJ)
78
78
79
05
06
07
Fuel
Electricity
Purchased Steam


ENERGY ECO-EFFICIENCY
(global production units / gigajoule, indexed vs. 2001-2002)
123
150
161
05
06
07

As part of our ongoing efforts to minimize losses, the Company does a loss analysis at the plant level. Losses are defined as anything not shipped out the door as product, including energy used. When energy is identified as a major loss at a plant, it receives intense focus for loss reduction.

*Eco-efficiency data used throughout this report is based on the framework developed by the World Business Council for Sustainable Development.

Asia Beauty Achieves Energy Reduction

Five Beauty plants in Asia have pooled resources to make a regional engineering team systematically reducing energy consumption. Although production volume has grown significantly in all five plants, the energy saving program in fiscal year 2006-2007 led to a reduction of about 9.5 million kg of CO_2 emission and also helped lessen operating expense by more than US$1.2 million.

The team has proven that small efforts executed consistently go a long way toward making a big impact. The team has four main focus areas:

- Employee awareness, at both the operating and leadership level. This lets people see losses they normally would not see and has led to a significantly higher level of participation.
- Simple changes that require almost no investment but yield significant returns:
  - Behavior changes such as switching off lighting and air conditioning when not in use
  - Appropriate process and ventilation temperature setting, and fixing leakages
  - Improvements such as lighting controls, energy-efficient lighting fixtures and utilizing cool ambient air as a substitute for mechanically derived air conditioning
- Optimizing operations to get peak performance from equipment as well as operating teams. Some improvements being made are related to operational planning, use of variable speed drives to match energy consumption with the load and using cooling water instead of chilled water during winter.
- Introducing new technology (co-generation using natural gas, solar heating, use of water instead of refrigerants for cooling, etc.). This last step will bring even bigger environmental benefits by shifting to clean and renewable sources such as sun and natural gas as well as the use of equipment that consumes less energy.

The five Beauty plants are located near Bangkok, Thailand; in Huang Pu, Xiqing and Tianjin, China; and in Shiga, Japan.

Water Consumption

Water eco-efficiency has improved by 14 index points while the actual water use has stayed approximately the same as last year. The Household Care business unit is our largest water user. In particular, the Family Care business has the highest need for water to make their products. Their decrease in water use has more than offset the addition of the Gillette GBU.

WATER CONSUMPTION
(by GBU, million cubic meters)


90
92
91
05
06
07
● Beauty and Health
O Household Care
● Gillette
O Technical Centers

WATER CONSUMPTION ECO-EFFICIENCY
(global production units / cubic meters, indexed vs. 2001-2002)


127
159
173
05
06
07

Greenhouse Gas

Every company in every sector of the economy has a role in controlling greenhouse gas emissions. While P&G is not an energy-intensive company, we are stepping up to do our part. P&G is committed to energy-efficient programs, and we participate in voluntary programs.

GREENHOUSE GAS EMISSIONS
(by GBU, thousand metric tonnes)


3,111
2,937
2,970
05
06
07
● Beauty and Health
O Household Care
● Gillette
O Technical Centers

GREENHOUSE GAS EMISSIONS ECO-EFFICIENCY
(global production units per metric tonne of CO_2, indexed vs. 2001-2002)


126
164
177
05
06
07

Greenhouse gas eco-efficiency improved more than 13 index points – a major improvement. Absolute CO_2 emissions went up slightly from 2.94 million tonnes to 2.97 million tonnes while product production increased significantly. The main reason for this year's improvement was multiple energy savings projects across all the businesses.



Climate Change
Procter & Gamble believes that there is growing scientific evidence linking greenhouse gas (GHG) emissions and global climate change.

As a global citizen, P&G is concerned about the potentially negative consequences of climate change and believes prudent and cost-effective action by governments, industry and citizens to reduce emissions to the atmosphere are justified.

We will focus our efforts in two main areas:

- Reduce the intensity of greenhouse gas emissions from our own operations through
  - continued energy efficiency measures throughout our facilities.
  - continuing to transition fuels sources toward cleaner alternatives.
  - setting goals to drive continued improvement in our GHG emissions.
- Help consumers to reduce their own GHG emissions through the use of our products via
  - product and packaging innovations that enable more efficient consumer product use and energy consumption.
  - consumer education.

We will continue to publicly disclose our greenhouse gas and energy usage data through the Company's Sustainability Report and the Carbon Disclosure Project.

Climate R.E.S.O.L.V.E.

P&G supports the goals of Climate R.E.S.O.L.V.E. (Responsible Environmental Steps, Opportunities to Lead by Voluntary Efforts). Even with the slight increase in emissions, we have met the 2012 goal, but this will not stop our resolve to continue reducing greenhouse gas emissions.

Our actual emissions in 2007 are less than the emissions in 2002 – 2,970,000 vs. a base of 3,215,031. This was during a time when global sales increased from $40 billion to $77 billion. The most recent acquisitions – Wella and Gillette – are in the most recent years but not in the base year.


CLIMATE
RESOLVE

Total Waste for Disposal

Total waste for disposal is our key management measure to keep waste under control. Total waste disposed comprises the sum of non-hazardous and hazardous solid waste, plus the strength of effluent measured as COD (chemical oxygen demand) and air emissions. It excludes recycling or reused waste. It also excludes CO_2 emissions. This measurement has been in effect since 1990.

WASTE DISPOSED
(by type of waste, thousands metric tonnes)


365
369
436
05
06
07

● Solid Waste Non-Hazardous
● Solid Waste Hazardous
○ Effluents
○ Air Emissions

WASTE DISPOSED ECO-EFFICIENCY
(global production units per metric tonne of waste, indexed vs. 2001-2002)


140
169
157
05
06
07

Waste disposed eco-efficiency has a slight decline of 12 index points. This is the first time the eco-efficiency for waste disposed has declined since we started tracking this measure. Part of the increase in waste production was due to a one-time removal and landfilling of contaminated soil. Overall eco-efficiency is still improving 22 points over a two-year span.

Waste Returned to Process or Market

Even though the revenue received increased from $34 million to $36 million, the total percentage of waste recycled decreased slightly to 55 percent.

WASTE RECYCLED OR REUSED
(percent of waste)


57
59
55
05
06
07

Non-Hazardous Solid Waste Disposed

Overall, the non-hazardous solid waste disposed to landfill has increased this year, resulting in a slight eight-point decline in eco-efficiency. P&G continues to find innovative recycling methods to change the trend to be more efficient.

NON-HAZARDOUS SOLID WASTE ECO-EFFICIENCY
(global production units per metric tonne, indexed vs. 2001-2002)


147
173
165
05
06
07

Hazardous Solid Waste Disposed

Hazardous waste disposal has declined its eco-efficiency 79 points. This was due to a one-time event involving disposing contaminated soil to a licensed landfill, as previously mentioned in the Total Waste for Disposal section.

HAZARDOUS SOLID WASTE ECO-EFFICIENCY
(global production units per metric tonne, indexed vs. 2001-2002)


108
152
73
05
06
07

Hazardous wastes are defined by regional policies and local rules, so they vary from region to region. To further reduce our risks, the number of approved hazardous waste disposal sites that all U.S. plants use has remained limited. Similar programs have been started in many regions of the world.

Air Emissions

The total amount of air emissions released has decreased, resulting in improved eco-efficiency. Each site monitors total suspended particulates, volatile organic compounds (VOCs), carbon monoxide (CO), nitrogen oxides (NOx) and sulfur oxides (SOx).


AIR EMISSIONS ECO-EFFICIENCY
(global production units per metric tonne, indexed vs. 2001-2002)
144
186
194
05
06
07

Effluents to Water

Wastewater COD (chemical oxygen demand) has decreased 5,650 tonnes over last year, resulting in an improved eco-efficiency of 49 points.


WASTEWATER COD ECO-EFFICIENCY
(global production units per metric tonne of COD, indexed vs. 2001-2002)
94
129
178
05
06
07



SARA 313 Releases (United States only)
U.S. P&G plants report annually on the release of toxic chemicals to the air, water and land. These releases are defined in the U.S. Superfund Amendments and Reauthorization Act (SARA) by the U.S. Environmental Protection Agency. The purpose of this documentation (referred to as section 313) is to report publicly the releases and transfers of hazardous chemicals as defined by the agency.

The amount of SARA 313 releases has decreased over last year due to a decrease from Household Care.

SARA 313 RELEASES
(global total metric tonnes released or transferred)


2,146
1,722
1,726
05
06
07

Environmental Liabilities
P&G is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. We are also subject to contingencies pursuant to environmental laws and regulations that in the future may require us to take action to correct the effects on the environment of prior manufacturing and waste disposal practices. Accrued environmental liabilities were not material.

While considerable uncertainty exists, in the opinion of management and our counsel, the ultimate resolution of the various lawsuits and claims will not materially affect our financial condition, cash flows or results of operations.

Business Continuity
P&G's Global Business Continuity Program ensures that all critical sites and work processes evaluate their risk mitigation programs, exposure to catastrophic events at P&G sites and sites of our key suppliers and service providers that could significantly interrupt business operations, and the business impact of such events. Site and business unit leaders then develop contingency plans to minimize business interruption if a disabling event should occur. Crisis Management team structures are defined to manage business recovery using the pre-defined contingency plans. Tests are conducted annually to ensure the contingency plans are sufficient and up-to-date.

Business Continuity Plans are audited regularly, and a report of the Business Continuity Program's status is made each January to the Audit Committee.

Compliance with Laws and Regulations
There are numerous health, safety and environmental requirements worldwide. Plants are subject to emission limits and operating requirements embodied in these statutes, regulations, laws and permits. It is P&G's intent to comply with both the letter and the spirit of statutes, regulations, laws and permit requirements. Identified compliance issues are treated seriously, and all non-compliance matters are resolved as expeditiously as possible.

Summary of Fines and Violations

The table lists global data on environmental, transportation and worker health and safety violations over the past three years. Considerable progress has been made in the last three years on reducing the number and the amount of fines.

	2007	2006	2005
Number	**37**	48	80
Fines	**$106,257**	$127,500	$147,400

Summary of Fines and Violations

A breakdown of 2007 Notices of Violation (NOVs) and U.S. Occupational Safety & Health Act (OSHA) interventions follows:

	Number	Fines
Water-Based	20	$40,427
Air-Based	10	2,030
Solid Waste-Based	2	0
Paperwork	1	0
Transportation-Based	2	62,600
Other	1	0
Worker Safety (for U.S. OSHA, the number is 3)	1	1,200
Total	**37**	**$106,257**

The Future of Distribution?

A P&G global engineering project is focusing on designing and constructing sustainable manufacturing and distribution centers and transporting finished product in a sustainable way.

A critical pilot this year was development of the "Big Box" Distribution Center in Amiens, France. This is the biggest conventional distribution center in Western Europe, about 600,000 square feet, able to store 70,000 pallets of P&G products.

The Amiens distribution center incorporates the best thinking on sustainable design, from within P&G and outside.



Examples of sustainable solutions adopted at the distribution center are:

- solar panels for hot water supply and photovoltaic cells for energy production
- windmill turbine to produce up to 10 percent of the energy needed on site
- natural light via translucent roof panels (energy savings up to 30 percent)
- energy-efficient fluorescent lighting, daylight dimming and motion detection (energy savings up to 70 percent)
- forklift trucks with AC regenerative motors (the battery is recharged when the forklift's mast comes down), yielding energy savings up to 30 percent)
- recyclable wall and roof cladding panels
- carpet with 80-percent recyclable yarn
- wood from sustainable tree plantations
- local vegetation

Another example is use of "low embodied energy material," designed to reduce a building's energy footprint. The Amiens Distribution Center uses wood frames (glulaminated, from eco-certified forests) for the roof trusses, docks, doors and other structures instead of concrete or steel frames.

Strategy 3 Improve through Responsibility

Strategy
Improve lives through P&G's social responsibility programs.

Goal
- Enable 250 million children to *Live, Learn and Thrive.*
- Prevent 80 million days of disease and save 10,000 lives by delivering 2 billion liters of clean water in our *Children's Safe Drinking Water program.*



Strategy 3

P&G's Purpose is to improve the lives of the world's consumers, now and for generations to come. We do this through the causes we support as well as through our products. We maximize our impact by focusing on a corporate cause where the need is great and there is a clear fit with P&G's strengths.



This year alone, P&G and the P&G Fund contributed more than **$125 million** to support our communities – improving life for more than **50 million children** around the world.



P&G Live, Learn and Thrive™

P&G's Purpose is to improve the everyday lives of the world's consumers. We fulfill this Purpose in many ways: through P&G brands, first and foremost, but also through our support of humanitarian, educational and social cause efforts.

We have long made a difference in the causes we support, but our work had been fragmented across dozens of individual efforts throughout the world. We recognize we can make an even greater, more enduring impact by focusing on a consistent cause where the need is great and there is a clear fit with P&G strengths, brands and current programs.

With that in mind, P&G has committed to focus on the development of children in need, ages 0-13, through our global cause, *P&G Live, Learn and Thrive™*. *P&G Live, Learn and Thrive* enables us to meet the needs of children in our diverse communities around the world.


Live

Help children in need ***live*** by ensuring they have a healthy start.


Learn

Provide children in need with places, tools and programs that enhance their ability to ***learn***.


Thrive

Give children in need access to programs that develop the life skills they need to ***thrive***

Focusing on this area is critically important. Millions of children around the world live in heartbreaking conditions, through no fault of their own. By strengthening current programs, introducing new ones and focusing P&G expertise and technologies on this critical need, we can improve the future for these children.

P&G Live, Learn and Thrive comes to life through dozens of programs around the world including our signature *Children's Safe Drinking Water* program.




Live, Learn and Thrive
TM
Touching lives, improving life. P&G™

P&G has improved life for tens of millions of children through *Live, Learn and Thrive*:

Live: Safe drinking water, oral care, personal hygiene education have been provided to get children off to a healthy start.

Learn: Schools have been built and supplies provided to children lacking access to education.

Thrive: Skills for life are being built, including self-esteem and independent-living skills for disabled children.

P&G has been recognized for local and global *Live, Learn and Thrive* programs:

- 2006 National Inventor of the Year and 2007 Grainger Challenge Bronze Award for our *Children's Safe Drinking Water* program that is combating the fact that 4,000 children die every day from diseases caused by unsafe drinking water.
- Donor of the Year by America's Second Harvest in the United States, where two-thirds of our product donations reach children in need.
- Most Innovative Charity Program in France by the French Advertisers' Union, recognizing our SOS Enfance Mal-Logée program that provides safe housing for children.
- Best Corporate Citizen in Morocco by the American Chamber of Commerce-Morocco behind our Ramadan des Coeurs program that provides homeless children with places to live and learn.
- Named Model Company by the Deputy Prime Minister of Malaysia for our Open Minds program that provides *Live, Learn and Thrive* programming for disabled children.
- In Poland, our program that provides access to extracurricular education and sport facilities as an alternative to lingering on the streets was named Best in Class by United Way Poland as an example of a multi-stakeholder community program.


Web

Learn more. Visit
www.pglivelearnthrive.com





P&G Live, Learn and Thrive Programs
P&G is committed to improving life for children in need around the world through our global cause *Live, Learn and Thrive*. Here are some representative samples of *Live, Learn and Thrive* programs.

Argentina – Redinfa/Moms of the Heart
Redinfa aims to strengthen the ability of low-income families to help their children age 6 and under. The program empowers mothers to secure their children's rights, making the mothers more conscious of the importance of early literacy and mobilizing them to ensure their children have access at the earliest ages. The partner in this effort is UNICEF.

Australia – Brighter Smiles
Our support of this program helps 2,000 disadvantaged children, ages 0 to 13, on two levels: 1) Expansion of an early assessment tool to identify the needs of and right programs for children coming into the welfare system, and 2) Providing safe accommodation for homeless children and their families, ensuring the children are enrolled in schools and receive the right nutrition, support and guidance.

Baltics – One Friend Is Worth More Than a Million Dollars
This is a comprehensive *Live, Learn and Thrive* program benefiting children living in orphanages, ages 4 to 18. Employee volunteerism is very high – 100 percent.

Belgium – Project LLT
Working with United Fund for Belgium, this program supports the development of a community center where workshops and an after-school tutoring program are conducted.

Canada – After-School Program Braeburn Neighborhood Place
This is a United Way after-school program for high-risk students age 7 to 13 living in public housing. This program helps children learn and thrive by building their academic skills and providing enrichment programs (arts, athletics, etc.) that build self-esteem.

Canada – Learn Today.. Be a Leader Tomorrow
This is a partnership with Junior Achievement of Central Ontario, where children are taught about the importance of staying in school. The program reaches 1,500 students who are at risk for dropping out of school.

Canada – United Way
P&G supports Canada's United Way programs for children in need relative to health, hygiene, nutrition, literacy and child development.

China – Hope Schools
This has been a very successful program in China for the past 10 years. P&G has built 100 schools across China, in rural areas, for over 60,000 children per year who otherwise would not have access to a place to learn. P&G is the largest multi-national corporate sponsor of the Hope Schools program in China, working with the China Youth Development Foundation.

China and Pakistan – Safeguard Asia Health & Hygiene Program
This project builds upon research that Safeguard conducted in Pakistan and China with the U.S. Centers for Disease Control and Prevention. It shows that the simple act of washing hands with soap can dramatically reduce the incidence of diarrhea and respiratory disease, reducing absence from school. The program provides low-income regions with detailed, high-quality, hand-washing and hygiene education materials, a supply of bar soap, health monitoring, and childhood development assessment (cognitive, creative, other skills) that would otherwise not be available to the children.

China – Save Motherhood & Caring for Children
This program is aimed at helping babies in rural areas get off to a healthy start. The program is being administered in conjunction with the Pampers brand and UNICEF. It applies P&G's expertise in baby care by providing materials and training to new moms at 1,000 rural hospitals.

France – SOS Enfance Mal-Logée
This program supports families with children ages 0 through 13 living in sub-standard housing, creating an environment where children can live and thrive.

Kenya – Safe Water for Kenyan Children
This program is a partnership between P&G's *Children's Safe Drinking Water* program and P&G East Africa, working with a local NGO to convert rural communities in Kenya to sustainable safe water habits using P&G's PUR Purifier of Water. Our support expands this program to cover 46 additional schools. Through school programs in rural Kenya, children are provided with PUR, free of charge, for three months.

continued on next page





***Live, Learn and Thrive* Programs**
continued from previous page

Kenya – Supporting Girl-Child Education
This program helps keep girls in school by educating them on the menstrual cycle and providing product to meet their needs. The norm for girls during their monthly periods is to stay home and miss school, meaning they are out of school for nearly 25 percent of the year.

Korea – Dreaming Together for the Future
This program supports disabled children via scholarships and vocational education/training to help them achieve independence. The program partner is a United Way International affiliate, Community Chest of Korea.

Malaysia – Open Minds
This campaign started in 1999 with a focus on "Education for Special Children." Past activities have included a campaign raising over US$520,000 in 2005. The program also includes partnerships with the Malaysian government, public and media, the creation of a charity album and concert with EMI, a royal charity gala dinner and strong employee fundraising. Focus for 2007-2008 is working with the government to develop a blueprint for an education program for special children.

Mexico – Guardianes de la Educación
In conjunction with local government, this program remodels schools to accommodate children with special needs. The emphasis is on the "learn" component of P&G's corporate cause.

Morocco – Operation Smile NGO
Through this program, an international NGO of doctors provides free operations to repair facial deformities for hundreds of children. During the critical days when children go through the surgery, P&G employees register families and explain the various procedures.

Morocco – Ramadan des Coeurs
This program reaches out to street/homeless children ages 3 to 15. It touches all aspects of *Live, Learn and Thrive* – providing shelter and hygiene, offering a place to learn and helping these children develop a sense of empowerment/independence.

Nigeria – Orphanage Support
This program provides a regular supply of Pampers diapers and basic nutrition products to the Red Cross orphanage in Lagos, Nigeria. It also engages P&G employees as volunteers, such as in renovating/painting the residences and a day care center.

Pakistan – Keeping the HOPE Alive
P&G funds schools and trains the teachers so children can learn. In addition, employees lead field trips and train children in computer and presentation skills.

Peru – Manchay Vive
This is a United Way International partnership with facilities in Lima, Peru, that provide preventive medical treatment and education to children attending schools in a low-income area.

Philippines – Gawad Kalinga
P&G Philippines has partnered with the NGO Gawad Kalinga to help fight poverty among children in Baseco, Tondo. The program has three pillars: *Live* (building a P&G Village of 118 homes), *Learn* (developing a P&G Safeguard Learning Center), and *Thrive* (task force of P&G volunteers).

Philippines – Tide Embrace
This is a comprehensive program benefiting children living in extreme poverty, from birth to age 18. Our support helps take at-risk children off the streets and provides homes and communities where they can live, learn and thrive.

Puerto Rico – Project Learn
This is an after-school tutoring program for high-risk students ages 4 to 18 living in public housing. The partner is the local Boys & Girls Club.

Saudi Arabia – P&G Success Camp
P&G grant money is being spent on developing training modules and tools, training and materials for a program to build life skills and self-esteem among approximately 10,000 orphans and disabled and poor children in cities throughout Saudi Arabia. Partnering with UNICEF, we have the opportunity to help these children learn through educational programs and thrive through the self-esteem building training sessions.

Singapore – Beyond Borders
This program helps needy children who live "beyond Singapore's borders," in neighboring countries such as Cambodia, Laos, Myanmar, Sri Lanka and Bangladesh. Employees get involved via child sponsorship, helping to raise money via donating old clothes and paper, or actively participating in volunteer work. Partnership is with the NGO World Vision.

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***Live, Learn and Thrive* Programs**
continued from previous page

USA – America's Second Harvest / Kids Cafes
P&G's preferred partner for product donations is America's Second Harvest, a national network of Free Stores/Food Banks and host to 1,600 Kids Cafes. It is the nation's largest charitable hunger relief organization and most expansive child feeding program.

USA – brandSAVER - P&G & UNICEF - Enabling Kids to Help Kids in Need
This program allows children in North America to support children in developing countries through UNICEF. This effort touches on all *Live, Learn and Thrive* components.

USA – Cincinnati Happen, Inc
Happen, Inc. is an award-winning nonprofit arts organization, founded for children and adults to share creative experiences that strengthen family structure. Its vision is to create an environment which enables participants to look back on these shared creative experiences as life-changing. P&G supports Happen's work with homeless children throughout greater Cincinnati.

USA – Cincinnati - Project Connect
Project Connect, part of the Cincinnati Public Schools, is the only program in Greater Cincinnati exclusively serving homeless children. Project Connect provides advocacy paired with specialized educational services and lifestyle enrichment opportunities for children who have neither a voice nor a choice in being homeless.

USA – Cincinnati - Reading for Life
Reading for Life is a literacy program reaching at-risk children (English- and Spanish-speaking) with books and programs that prepare them for kindergarten and beyond.

USA – Cincinnati - St. Joseph Home
P&G supports St. Joseph Home of Cincinnati, home to 47 children and adults with severe/profound mental and physical disabilities. It provides 24-hour nursing and personal care for residents as well as short-term guests.

USA – Crest Healthy Smiles
This P&G program reaches tens of millions of children from 7 to 18, providing dental services, care and product, helping them get off to a healthy start.

USA – Operation Outreach
The goals of Operation Outreach are to 1) help level the learning field for at-risk youth by giving them tools often unavailable to economically disadvantaged students, 2) improve social competency by teaching life skills, 3) enhance the academic experience and 4) help develop marketable skills so young people can move toward adulthood with compassion.

USA – Buy PUR to Help Save Lives
This is a U.S. PUR brand program that provides direct donations of PUR to the *Children's Safe Drinking Water* Kenya program, working toward a goal of providing a year's worth of clean, safe drinking water for children.

USA – Special Olympics
This is a program that builds skills for life (confidence, self-esteem, teamwork, etc.) for children and adults with intellectual disabilities. P&G has a very long relationship with Special Olympics.

USA – United Way
Across America, P&G has supported United Way organizations in our headquarters, plant and Customer Business Development communities for years. Several United Way agencies fit with the mission of *Live, Learn and Thrive*, such as Boys & Girls Clubs, Success by 6, Every Child Succeeds, America's Promise. Other health, hygiene, nutrition, literacy and child development programs exist under the United Way banner as well.

Venezuela – Alternative Schooling or Education
This is a United Way program that reintroduces youth to the educational system. In Venezuela, 44 percent of teenagers fall out of the education system due to family or economic issues. This program reaches children ages 11 to 18 to bring them back to school so they can lead productive lives beyond their teenage years.

Vietnam – Clean Water for Schools
This program focuses on providing clean water and sanitation for Vietnamese schoolchildren. Working with UNICEF and the Ministry of Health, P&G Vietnam has helped deliver 250,000 PUR packets. Plans for 2007-2008 are to expand P&G Vietnam's *Live, Learn and Thrive* program as well as set up a *Children's Safe Drinking Water* program.

Blend-a-med Campaigns for SOS Children's Villages in Brazil

Germany's Blend-a-med toothpaste brand is partnering with SOS Children's Villages to improve the health of children in Brazil. SOS activities focus on neglected and abandoned children and orphans, as well as disadvantaged families.

The long-term Blend-a-med/SOS partnership has already resulted in construction of a medical center in the SOS children's village in Recife, on Brazil's east coast. In another recent project, Blend-a-med helped raise funds for an SOS children's village in Lauro de Freitas, in northeast Brazil. The village replaces an older SOS children's village that was located in an area threatened by landslides and surrounded by a rapidly growing slum. The new SOS village houses about 130 children. The concept of the SOS village is to provide children with family-based care and security, enabling them to develop into independent, self-reliant people.

The campaign "Every tube helps. You can help, too!" collected one cent for every tube of toothpaste sold in Germany between July and November 2006. Many generous consumers not only purchased Blend-a-med, they also donated additional money directly to SOS. The campaign raised nearly 250,000 euros. This money was invested in several projects at an SOS village in southeast Brazil, improving the housing and providing education, health care and nutritious meals.

Blend-a-med considers support of medical centers in SOS villages a major opportunity to improve health standards and teach children from an early age to take care of their health.


Web

To learn more about SOS Children's Villages, please visit www.sos-childrensvillages.org


Bauen
Sie mit!

Live, Learn and Thrive Volunteering Brings Extra Rewards

P&G employees are experiencing a bonus benefit from volunteering for *Live, Learn and Thrive* programs; they're building their individual and team skills while making a difference for children in need.

A team from the Cincinnati headquarters office made a December trip to an unusual "store" called Crayons to Computers. Teachers come to Crayons to Computers to pick up donated school supplies for their classes, free. These supplies help more than 75,000 disadvantaged children succeed in school.

As Crayons to Computers relies on volunteers, the P&G group stocked shelves and also created some learning tools for preschool classrooms. A team member said, "I loved it! It was great to be part of something more than eating holiday treats and listening to holiday songs. Spending our time helping children in need throughout our community really helped bring the spirit of the season to life for all of us."


Web

For more information on Crayons to Computers, please visit www.crayons2computers.org

Supplies help more than **75,000** disadvantaged children succeed in school.



Live, Learn and Thrive™

Touching lives, improving life. P&G™

Costa Rican Children Gain Access to Schools

P&G Costa Rica continues facilitating equal access to education with its Eliminating Barriers program, benefiting children in 12 schools this year.

Census figures indicate disability in more than 2 percent of Costa Rican children under 15, yet more than 80 percent of the country's schools are not suitable for physically challenged students. The Eliminating Barriers program was launched in 2004 to assist compliance with the Equal Access to Opportunities for the Physically Challenged law. The program seeks to eliminate architectural barriers that limit school access for physically challenged students by constructing ramps and accessible bathrooms and classrooms. This *P&G Live, Learn and Thrive* initiative was developed in alliance with the Costa Rican Ministry of Education and the Asociación Empresarial para el Desarrollo (Entrepreneurial Association for Development/United Way of Costa Rica).

During fiscal year 2006-2007, five additional schools in at-risk communities in the four-city Great Metropolitan Area were refurbished, enabling students to attend classes and study in an environment of greater inclusion.

Volunteer employee engagement in Eliminating Barriers is a priority and one of the most important enablers of the program. More than 250 P&G Costa Rica employees have donated more than 1,000 hours this year.

Eliminating Barriers is one of 10 winners of the third annual *P&G Live, Learn and Thrive* global grant competition; this Company grant money allows P&G Costa Rica to make an even bigger impact, benefiting even more children.



Eliminating Barriers

P&G Live, Learn and Thrive Initiative

P&G Supports the Melia Children's Center

P&G Greece is supporting the Melia Children's Center, which helps children whose parents suffer psychological problems.

When parents have psychological problems, it affects the whole family, particularly the children. Living with a parent suffering from a psychological disorder is often a confusing and sometimes frightening experience.

Melia offers an environment where children discover and understand their own needs and feelings. It also provides children with information about their parent's disorder and its treatment so they can support the parent. Educational and creative activities are organized according to the children's needs and interests. The children's free time is filled with community activities that help build their skills in personal relationships and communication and help them develop personal interests. Most important, the ties between the children and their families are strengthened, as family members visit Melia, and the children visit their parents at home or in the hospital.

The Melia Children's Center works with boys and girls aged 5 to 12. Their average stay varies from a couple of weeks to one year, depending on the needs of each family. Melia's ultimate goal is to help these children return to their homes and families or, if not possible, to help them settle down in a stable family environment.









Aiding Indonesian Earthquake Victims

When an earthquake hit Indonesia's Yogyakarta and Central Java provinces in 2006, 600,000 people were left homeless. Within 24 hours, P&G Indonesia employees had formed a team that collected personal cash donations from employees and additional backing from P&G's community fund. P&G also donated PUR Purifier of Water and other P&G products to the affected villages.

The P&G team drove seven hours to deliver tents, blankets and product to Yogya. The destruction was so severe that many people, including injured elders and children, were sleeping in crowded tents or in the streets. The team began working with the local community to build shelters, using waterproof tents. Two hundred families were housed in these "P&G modules." Employees on the team said it was heartwarming to see these simple structures rise over the rubble and generate a feeling of hope. Some of the modules were painted by residents with a P&G logo in appreciation. Other organizations, including the local government, saw the "P&G modules" and provided additional resources to expand the rebuilding effort.

Working with organizations such as the Association of Pediatricians, the office of the Queen of Yogya Sultan and other emergency forces, the P&G team distributed $30,000 worth of products, such as Duracell batteries, Vicks health care, Oral-B dental care, Pampers diapers and Whisper feminine pads.

PUR Purifier of Water was distributed to 52,000 households with the help of the large Indonesian foundation Yayasan Dian Desa, CARE, USAID's Office of Foreign Disaster Assistance, Assyiah, Action contre la Faim (Action Against Hunger) and Samaritan's Purse.

Project Shiksha Gets Indian Children Into School

Of India's 420 million children, 200 million never go to school and of those who do, 50 percent drop out before finishing primary school. Project Shiksha is P&G India's response to this situation.

In partnership with India's leading child rights organization Child Rights and You (CRY), the Shiksha Project works with India's state education departments to look at existing education policies; build more schools with basic amenities such as water, electricity, health care; enroll more children into formal schools and encourage them to stay in school longer.

The Shiksha project is simple: Every time an Indian consumer purchases a large pack of a P&G brand, part of the proceeds goes to Shiksha. P&G commits to providing CRY with a minimum contribution of US$220,000.

From a commercial point of view, Shiksha is a win-win for *P&G Live, Learn and Thrive*, P&G's business, and most importantly, the children. The main opportunities have been:

- Engaging with retailers has continued to build long-term relationships. To further encourage retailers, we have introduced a rewards and recognition program for top retailers.
- The program enables employees to "adopt" stores in their communities and help spread awareness of the Shiksha program.
- The program generates additional airtime via media coverage and celebrity launches.

As a famous quote by Mother Teresa goes, "We may feel that what we are doing is just a drop in the ocean. But if that drop was not in the ocean, the ocean will be less because of the missing drop." Shiksha is a drop P&G India tries to make bigger every year.


shiksha



Impact of *Children's Safe Drinking Water* Program
Since the start of *Children's Safe Drinking Water*, we've delivered a total of 700 million liters of safe drinking water. This has resulted in an estimated reduction of 29 million days of diarrhea and 3,809 lives saved.

During this fiscal year specifically, we delivered 200 million liters of safe drinking water. Given the assumptions we are using for calculation of health, we estimate that we reached 460,000 children.



During this fiscal year specifically, we delivered **200 million liters** of safe drinking water and reached **460,000** children.

Children's Safe Drinking Water
P&G's PUR Purifier of Water presents astounding opportunities to improve and even save lives in the developing world, where more than a billion people lack access to clean drinking water. Millions of them die, including about 2 million children per year.

PUR offers a quick, easy and affordable way to clean contaminated water. It kills viruses and bacteria that cause typhoid and cholera. It effectively reduces parasites, pesticides such as DDT, heavy metals such as arsenic, and other dangerous contaminants.

P&G brings PUR to families who most need it, either in case of emergencies (e.g., tsunami, earthquakes and refugee camps) or through sustained efforts in the developing world. Our main challenges regarding PUR are providing it where it's needed and ensuring its long-term use. To meet these challenges, P&G collaborates with public health organizations in the poorest parts of the world to make PUR available and teach people



Children's Safe Drinking Water

P&G **Live, Learn and Thrive™ Initiative.**

how to use it. A major partner, for example, is Population Services International (PSI), which markets health care products in developing countries on a nonprofit basis.

P&G sells PUR at cost for everyday consumer use and for use by global relief agencies. These agencies donate it to survivors of emergencies.

Together, P&G and its partners develop and execute plans to reach people who desperately need PUR. These plans include building awareness and acceptance of PUR as well as getting community leaders and retailers to support its use. P&G offers not only its PUR product but also its expertise in distribution, marketing and working with communities.

As part of *P&G Live, Learn and Thrive™*, the *Children's Safe Drinking Water* program has provided 70 million packets of PUR Purifier of Water. This is enough to make 700 million liters of safe drinking water in communities that are likely decades away from public water treatment facilities.

continued on next page

Children's Safe Drinking Water
continued from previous page

PUR Purifier of Water is now in 12 countries with sustained Children's Safe Drinking Water programs:

- Haiti
- Dominican Republic
- Republic of the Congo
- Democratic Republic of the Congo
- Indonesia
- Pakistan
- Ivory Coast
- Uganda
- Malawi
- Kenya
- Ethiopia
- Nigeria

On top of that, PUR has been used for emergency relief in many countries around the globe.

We are working with a diverse group of partners to distribute PUR in not-for-profit social marketing and emergency relief situations. P&G has provided millions in funding to our partners to aid in distribution.

P&G has developed a large number of partnerships to provide safe drinking water. They include PSI, CARE, UNICEF, USAID, the U.S. Centers for Disease Control (CDC), the International Council of Nurses, Save the Children, Samaritan's Purse and AmeriCares. P&G's financial contributions have come from The P&G Fund, P&G employees and P&G Retired Officers.

Relief and Social Market Countries


• Dominican Republic
• Guatemala
• Haiti
• Mexico
• Nicaragua
• Venezuela
• Angola
• Botswana
• Burkina Faso
• Chad
• Democratic Republic of the Congo
• Ethiopia
• Kenya
• Liberia
• Malawi
• Morocco
• Mozambique
• Republic of the Congo
• Sudan
• Uganda
• Zimbabwe
• Bangladesh
• India
• Indonesia
• Iran
• Iraq
• Maldives
• Pakistan
• Philippines
• Romania
• Sri Lanka
• Vietnam








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Improving Lives
World Water Day

World Water Day 2007

For World Water Day in March, activities were held at more than 75 P&G sites in 32 countries. These activities raised employee awareness of water issues and offered opportunities to get involved.

Worldwide activities included demonstrations of how P&G's PUR™ Purifier of Water technology cleans drinking water and showing of the Company's World Water Day video.

Various P&G locations held unique activities:

- In Latin America, PUR demonstrations were included in employees' emergency preparedness training.
- In the United States, the "Buy PUR, Help Save Lives" campaign was highlighted. The campaign shows how PUR donations help those who most need clean water.
- In Japan, Spain and China, external water experts spoke about water issues around the world. The World Water Day event at P&G's Japan headquarters ran for four days. It featured a seminar presented by a representative of the Japan Water Forum, a nonprofit organization addressing water issues in Japan and around the world.
- In Belgium, the P&G cafeteria served African food and placed pitchers of seemingly dirty water on the tables. Volunteers served clean water to replace the "dirty" water. Tips (pourboire) collected for this service went to providing PUR sachets in Uganda.
- Pakistan, Spain and Greece also made fund raising an element of their World Water Day events.

World Water Day is a United Nations-designated day to create public awareness and work on solutions to water issues. These issues include lack of safe drinking water for 1.3 billion people around the world.

Coordinating with this year's focus on water scarcity, a number of new P&G product and technology innovations that help save water were demonstrated at P&G's World Water Day events. Japan's event included soliciting water-saving ideas from employees.

Procter & Gamble is committed to making a difference in both raising awareness and creating solutions that save lives. The Company does this through *Children's Safe Drinking Water*, the signature program of its *P&G Live, Learn and Thrive™* corporate cause.

"I cannot think of a better example of how P&G brands and people are fulfilling our Company purpose of 'Touching lives, improving life, every day,'" said P&G Chairman and Chief Executive Officer A.G. Lafley in the World Water Day video shown at P&G sites around the world.

Notes From the Front Line

PUR Purifier of Water and the *Children's Safe Drinking Water* program really bring to life P&G's desire to improve the lives of the world's consumers. Many people around the globe work to address the needs the *Children's Safe Drinking Water* program tries to meet. Some of these people are featured in the ongoing blog Notes From the Front Line.


Web

You can read it at
http://childrensafedrinkingwater.typepad.com

This blog was first developed to let P&G employees know about the *Children's Safe Drinking Water* program and what it was doing to help after the 2005 Asian tsunami. Many P&G employees gave generously to our disaster relief partners so we could provide PUR Purifier of Water to the affected areas. We wanted to let them know how their contributions were helping.

Employees responded to the blog with enthusiasm, from the very first post. They asked questions, such as where else in the world we were helping people obtain clean water. Their interest prompted the team to continue posting – from Africa and Haiti, from India following last year's floods and from Pakistan in the aftermath of the earthquake.

While P&G employees continue to be the primary audience for the blog, they've asked that information be provided in a way they can share with friends, family and colleagues outside of P&G. We hope you take a look.

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Children's Safe Drinking Water
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Children's Safe Drinking Water Program Methodology

Working with Population Services International and Aquaya Institute, we have developed the following methodology to estimate the days of disease and lives saved as a direct result of PUR usage.

The number of PUR sachets that are provided are tracked on a monthly basis by country.

From this, we calculate the liters of safe drinking water provided and estimate the impact on reduction in days of diarrhea and estimated lives saved. The illness and fatality rates by region are derived from the World Health Organization Global Burden of Disease 2002 estimates. Sub-Saharan estimates are used for product provided for emergency relief efforts since diarrhea rates are typically high during these situations.

The reduction in diarrheal illness from the use of the PUR sachets is based on the average reduction measured in five randomized, controlled health intervention studies involving more than 25,000 subjects. These independently conducted studies are published in the peer-reviewed literature.

Health Intervention Trials

The U.S. Centers for Disease Control and Johns Hopkins University have conducted five clinical trials of PUR and proven that it significantly reduces diarrheal illness in children and the total population.

Location/ Setting	Study Design	Diarrhea Reduction
Rural Guatemala	2,982 people 52 weeks	24-29% reduction
Rural Guatemala	3,401 people 3 weeks	40-72% reduction
Rural Kenya – turbid water	6,6[illegible]5 people 20 weeks	17-42% reduction
Pakistan – urban setting	12,090 people 39 weeks	59-64% reduction
Liberia – refugee camp	2,191 people 12 weeks	87-95% reduction

The specific assumptions are:
- Each PUR sachet treats 10 liters of water.
- An average of 1.5 liters of drinking water is used per child per day and 2 liters of drinking water per adult per day.

Diarrhea
- 60% of PUR is consumed by children.
- The number of episodes of diarrhea per child per year is
  - 5 episodes in sub-Saharan Africa.
  - 2.2 episodes in Latin America.
- 40% of PUR is used by adults.
- The number of episodes of diarrhea per adult per year is
  - 0.98 episodes in sub-Saharan Africa.
  - 0.21 episodes in Latin America.
- PUR use averts 50% of the diarrhea episodes.
- A diarrhea episode lasts an average of 7.3 days.

Lives Saved
- The fatality rate per case of childhood diarrhea is
  - 0.001 in sub-Saharan Africa.
  - 0.0002 in Latin America.
- The fatality rate per case of adult diarrhea is
  - 0.0004 for sub-Saharan Africa.
  - 0.00005 in Latin America.



Strategy 4 Improve through Employees

Strategy
Engage and equip all P&Gers to build sustainability thinking and practices into their everyday work.




P&G

Strategy 4

P&G is deeply committed to sustainable development. It will ensure a better quality of life for everyone, in both the developed and developing worlds.

Values and Policies

As an important part of our Corporate Social Responsibility program, we have released a publication, *Our Values and Policies*.

This booklet provides sustainable development guidelines for business conduct that are based on P&G's Purpose, Values and Principles. These key elements are of utmost importance for proper conduct and respect for all individuals in the quest for common prosperity.

Web — *Our Values and Policies* can be downloaded at: www.pg.com/content/pdf/01_about_pg/01_about_pg_homepage/about_pg_toolbar/download_report/values_and_policies.pdf

The Global Sullivan Principles

P&G was one of the founding members of the Global Sullivan Principles. In accordance with the Global Sullivan Principles, we support economic growth, social justice, human rights, political justice and equal opportunity wherever we do business in the world. The products we deliver, the consumers we serve, and how we serve them are in line with these expectations. We consider ourselves a global company and a global citizen.

At P&G, everything we do begins with our Purpose, Values and Principles. We have reviewed and revised our policies to make sure we are aligned with the Global Sullivan Principles.

We ensure our commitment to our employees through our human resources system and profit-sharing program. Our human resources system trains, educates and develops our people. It offers flexible work arrangements, giving employees the opportunity to meet both business and personal needs. It instills our culture and policies to ensure that everyone is treated fairly and has the opportunity to contribute to our vision and mission. The profit-sharing program provides employees with a stake in the Company's future. Programs such as these enable us to be a sustainable business and a viable part of the communities in which we do business.



Human Resources

Human Resources ensures that P&G has the employees, organizational design and work culture to deliver business productivity and to continually improve consumer, employee and shareholder value. They provide recruiting, training, development, diversity, benefits and compensation coordination for the Company.

It is the Company's intent to develop all employees to their full potential. To achieve this goal the following support systems are in place:

- Career discussions, performance appraisals, assignment plans, transfer and promotion plans.
- Informal network support groups.
- Mentoring to provide informal support and guidance, in addition to coaching and training provided by each employee's direct manager.

Employee Privacy

P&G respects employee privacy and dignity. We will only collect and retain personal information from employees that is required for the effective operation of the Company or as required by law. We will keep that information confidential and release it only to those who have a legitimate need to know.

Harassment Policy

P&G is committed to providing a harassment-free work environment. This is the right thing to do not only from a social perspective, but also from a business perspective. It enables our diverse work force to contribute to their highest potential. We will not tolerate harassment of anyone by anyone – including employees, suppliers, customers, contractors and agencies. Every employee is expected to be proactive in ensuring that the work environment is free from harassment of any kind. Managers of others are responsible for setting clear expectations for acceptable behavior in the workplace.

Wages

P&G supports paying employees a competitive wage, as benchmarked against other leading companies. Consistent with our principle of valuing personal mastery, we reward employees for improving their skills and capabilities.

Benefits

P&G is a recognized leader in employee benefits. The Company's benefits have been developed to help protect the financial security of employees. These benefits include comprehensive coverage for health care, generous vacation and holiday time, and other work/family balance benefits, including flextime, child care leave and less-than-full-time schedules.




P&G is a recognized leader in employee benefits.

P&G's most important asset is its people. P&G works with its employees to protect and enhance their health and well-being.

Medical

P&G's Global Medical organization advises and assists management and employees to assure a safe, healthy work environment. Global medical delivers preventive health services to all employees, at all sites. It manages health issues that may affect employees, technologies and brands.

As P&G is a principles-driven company, all medical system work follows this order of priority:

1. Save a Life (Protect P&G People)
2. Obey the Law (Protect P&G's Reputation)
3. Protect Key Technologies (Protect Brand Integrity)
4. Enhance Speed to Market (Protect Emerging Technologies)
5. Optimize Employee Productivity

All medical standards of performance and standard operating procedures flow directly from specific P&G Principles, Values and compelling business needs.

The percent capability from each area is shown below.

PERCENTAGE OF SITES AND TECHNICAL CENTERS CONDUCTING MEDICAL SYSTEMS AUDITS


80
82
83
05
06
07

PERCENTAGE OF NON-SITES AND NON-R&D FACILITIES CONDUCTING MEDICAL SYSTEMS AUDITS


82
83
81
05
06
07









Healthy Living

P&G Healthy Living Initiative

We've made a major breakthrough in addressing the fifth priority, "Optimize Employee Performance," through P&G Healthy Living, a Company-wide strategy to partner with our employees and their families to preserve and improve the quality of their health. P&G Healthy Living focuses on three primary elements:

- **Partnership:** P&G works with employees and their family members to improve/preserve their health and wellness. Employees and their families want to make an effort to achieve the best health they can, using the assistance the Company provides. When our employees and their family members are healthy, that's healthy for P&G's business, too.
- **Quality:** P&G supports initiatives that improve the quality of health and identify high-quality health care providers to serve our employees and their families.
- **Prevention:** P&G supports initiatives that promote preventive health care and healthy lifestyles.

Examples of regional wellness programs supporting the P&G Healthy Living initiative include:


Wellness
Balance
P&G Healthy Living Initiative

Wellness Balance for employees in Latin America (initially deployed in Guatemala, Mexico, Peru and Venezuela, and extended over the past year to Argentina and Colombia). This program is intended to promote healthy lifestyles to help employees to face a complex and demanding work environment. This is done through a holistic approach that integrates the Employee Assistance Program, physical examination program, health risk evaluation program, physical fitness promotion, programs for providing healthier foods in Company cafeterias and during breaks, wellness/medical information, yoga/massage/other relaxation tools, and personalized health advice from health professionals, nutritionists and sports trainers.

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Medical
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Wellbeing
Personal balance in your professional life
P&G Healthy Living Initiative

P&G Wellbeing for employees in Western Europe (initially deployed in Germany, Switzerland and Italy, and extended over the past year to Greece and the Nordic countries). This program is intended to help employees achieve sustainable peak performance at work while being better able to balance the demands of work and private life. Participants benefit from the following:

- Concepts for both body and mind, which enable (and allow) them to make their own choices.
- Opportunities for awareness and education on well-being topics, such as health, sports and food.
- Simplicity and support in seeking information on health-related issues.

Chairman and CEO A.G. Lafley provided the opening address for our Geneva Wellbeing Week, which focused on mind/body/soul balance, healthy sleeping habits, healthy diet and cardiovascular disease prevention.


Blueprint for Healthy Living
P&G Healthy Living Initiative

Blueprint for Healthy Living for U.S.-based employees and family, 18 and older. The program offers online tools and telephone support to educate and empower employees and families to make the best health care and lifestyle-related choices. This program works in conjunction with:

- P&G's health care providers.
- Individual site wellness programs.
- Recent changes to our U.S. health benefit plans designed to encourage the use of preventive health services and interventions.

Blueprint for Healthy Living offers a comprehensive set of services, which includes:

- A Wellness Assessment tool to address physical, emotional and lifestyle risks.
- Personal Wellness Advocacy programs, which offer education, assistance with lifestyle improvement and 24/7 counsel from registered nurses.
- Condition Management programs with customized guidance on conditions that cause decreased quality of life, lost work time and increased health care costs.

Participation is voluntary, confidential and free.

We protect the privacy of employee data. All our medical and medical plan-based employee and dependent data is highly secured to assure that it remains confidential.





Global Diversity

Everyone Valued, Everyone Included, Everyone Performing at Their Peak

Diversity Position
Diversity is a business strategy for P&G. It's an intentional choice that creates sustainable competitive advantage. It is implicit in the Company's Purpose and explicit in the Company's business strategy for success. We simply cannot create brands and products to improve the lives of the world's consumers unless we deeply understand and value the diversity of their needs and aspirations. We believe the best way to do this is to have a work force that reflects the markets and consumers we serve and to fully value and leverage all their experiences, insights and talents. That's why P&G's Corporate Diversity strategy is:

Everyone valued, Everyone included, Everyone performing at their peak.

P&G is committed to being a leader. We want our brands to lead in their categories and our Company to be a leader in our industry and our communities. Our mission is to be, and be seen as, the best consumer products company in the world. In order to achieve our mission, we must be among the best places to work and leverage diversity as a competitive advantage. Our corporate challenge is to become the most

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Diversity Position
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in-touch company in the world. To be in touch is to practice – and believe passionately in – diversity and inclusion.

To ensure we are "in touch" with our global markets, customers and business partners, our business leaders relentlessly pursue valuing, trusting, respecting and leveraging individual differences and inclusion. Thus, we are more creative and innovative in developing products and services that improve the lives of the world's consumers.

Leadership Focus and Accountability
A.G. Lafley, Chairman of the Board and Chief Executive Officer, holds himself accountable for leading diversity and monitoring progress in every part of our Company. He expects top leadership to hardwire diversity into their business strategies, establish clear expectations and demonstrate personal accountability. This requires top management to show strong, visible leadership, commitment and constant focus in order to achieve diverse leadership, work teams and robust systems for ongoing tracking for accountability of diversity progress.

Top executives conduct in-depth diversity reviews annually with organization heads across the business units, to assess progress and reinforce leadership accountability for corrective actions. The top 40 officers in the Company have diversity results tied to their stock options awards, and strong diversity performance influences top ratings. Diversity action plans are developed in each region of the world to reflect the greatest opportunity for advancement of local diversity strategies.





Talent Support and Development
P&G strives to build a diverse and fully engaged organization by attracting the best talent from around the globe, leveraging the full talent of each individual through effective assignment and promotion planning processes, and executing with excellence the critical systems that affect and support retention of each employee.

We focus on establishing long-term relationships with educational institutions that have diverse populations of highly qualified students. To broaden our candidate base worldwide, we utilize Recruitsoft, our fully global, web-based candidate management system. We supplement our base recruiting efforts by utilizing intern programs such as INROADS, participating in recruiting conferences and by outreach to high school students. We execute special programs such as our Careers in Business Initiative and P&G Marketing & Finance Summer/Winter Camps to introduce students to P&G's success competencies. Additional teams are available to help with efforts to recruit women around the globe and Hispanic, African-American, military and disabled candidates in the United States.

Our foundation systems for ensuring employee retention include effective first-year on-boarding/join-up programs, providing a good match with the first manager, developing coaching/mentoring/advocacy relationships, high-quality challenging work/career plans, training (virtual, classroom and external), and supportive work/life policies and practices. Employee support groups and network teams exist throughout the organization and contribute strongly to effective recruiting, join-up and development efforts. These groups include women globally and Hispanic, African-American, Asian/Pacific-American, gay/bisexual/lesbian and disabled employees in the United States.

Inclusive Culture
P&G leaders are expected to build an inclusive work environment that welcomes and embraces diversity – an environment where people feel comfortable being who they are, regardless of their individual differences, talents or personal characteristics. This is an environment that provides everyone equal access to information, opportunities and involvement so each person learns, grows, excels and maximizes his or her personal contribution.

Training, policy and sensing systems are utilized to reinforce development of an inclusive culture. Focused diversity training/

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Diversity Position
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learning processes are utilized to equip leaders to value and nurture differences in experiences, styles of leadership and problem-solving/decision-making approaches. All employees have access to supportive and enabling policies and practices in the areas of flexible work arrangements, family care, resource/referral services and wellness management to improve work/life integration and personal productivity. Employee surveys and culture sensing, as well as the diverse leadership networks, provide advisory data and learnings to top leadership about how to be more effective at leveraging local customer/employee practices and perspectives.

Business and Community Partnerships
Improving lives in the countries and communities in which we operate is a long-standing P&G value. We are committed to making a difference in all our communities – from India to Kenya, from Canada to Brazil, from France to Australia. Around the world, P&G and its employees strive to improve lives every day. This has led to a focus on building effective business and community partnerships in areas where we can make a meaningful difference: education, volunteerism to improve the quality of life in our communities, and economic development.

Education is a means of improving quality of life and a pathway to fulfill personal aspirations. P&G supports educational programs, from preschool through college, through financial contributions and mentoring/tutoring programs. The volunteer leadership of P&G employees, who can be counted on to help with virtually every significant community project, greatly enhances the effectiveness of our contributions. Through volunteerism, P&G provides ongoing support, sponsorship and leadership for many civic, cultural and nonprofit organizations across all geographies in which we operate.

P&G is committed to the economic development of minority- and women-owned businesses and suppliers. P&G has one of the oldest supplier diversity programs in the United States, spending more than $1.5 billion across nearly 2,000 minority- and women-owned suppliers. Additionally, P&G provides continuing leadership in the advertising industry by partnering with our agencies to refer applicants to each other and help minorities gain entry into commercial production companies.

Diversity Data

P&G continues to focus on diversity as a global strategy and expects its work force to become increasingly diverse. Global data on enrollment by gender is shown in the following table:

GLOBAL ENROLLMENT % FEMALE

	2007[2]	2006	2005
Management	**38.9**	39.3	38.0
All Other Employees[1]	**39.1**	39.0	38.4

The percentages of minority and female employees in the United States are shown in the following table:

U.S. ENROLLMENT

	2007[2]	2006	2005
% Minorities			
Management	**21.1**	21.0	19.6
All Other Employees[1]	**21.8**	18.6	18.7
% Female			
Management	**37.9**	37.3	36.3
All Other Employees[1]	**38.1**	39.5	39.6

[1] Administrative, Technical and Plant Technicians
[2] Includes first-time integration of all Gillette employees

Summary
In 2007, P&G's solid progress in diversity was recognized in many global and U.S. surveys: *Fortune's* World's Most Admired Companies (#3), *Fortune's* America's Most Admired Companies (#1 in our industry category), *Fortune's* 100 Best Companies to Work For (#68), DiversityInc's Top 50 Companies for Diversity (#14), National Association for Female Executives as one of the top 35 Companies for Executive Women, *Working Mother* magazine as one of the Best Companies for Multicultural Women, Great Place to Work surveys in Spain and Portugal, and several Best Employer/Company surveys in Latin America, Canada, Poland and Japan.

Health and Safety Policy

P&G is committed to having safe and healthy operations around the world. The goals are to protect the lives and health of its employees and communities surrounding its operations, as well as to protect its assets, ensure business continuity and engender public trust. To accomplish this, P&G will:

- Operate facilities safely and ensure processes are safe and healthy for our employees and residents of the surrounding communities. We will accomplish this by following uniform corporate safety standards around the world. Safe operations have been a long-standing part of Company culture, reflecting the belief that our employees our most important asset.
- Construct our facilities so as not to compromise the safety and health features designed into them.
- Monitor progress toward our objective of preventing injuries, illnesses and incidents. We will continually assess and improve our safety and health technologies and programs.
- Have every employee understand and be responsible for incorporating safe behavior in daily business activities. Every employee is trained to work in a safe and healthy manner.
- Have operating standards, practices, systems and resources in place to implement this policy.

Worldwide Health, Safety & Environment Systems

Health, Safety & Environment (HS&E) is a global community of resources responsible for ensuring that all sites – including Technical Centers and acquisitions – worldwide are operated safely and legally; that process hazards are minimized or eliminated; that health risks are identified, managed or eliminated; and that waste from sites is reduced as much as possible. Several thousand employees spend all or a portion of their time on HS&E management. This totals more than 1,116 full-time equivalents, up from 998 last year because of P&G's acquisition of Gillette. Both years of data include Technical Centers.

There are three major components to a site's HS&E organization: the base component which includes Environmental, Technical Safety and Industrial Hygiene & Safety; Fire Protection Systems and Medical Systems.

P&G uses a phased, detailed Risk Assessment process to evaluate the safety of processes and initiatives being introduced at its own manufacturing operations as well as at contractor manufacturing operations. The Risk Assessment process is designed to enable high-speed innovation.

P&G regularly verifies that the Health, Safety & Environment program at all its manufacturing facilities meets the intent of the environmental management standard ISO 14001. Last year, we extended verification to the Global Health and Safety Management standard OSHAS 18001. Verification completed in September 2006 was conducted by ERM (Environmental Resources Management), a highly respected international consulting firm in the field of environment, health, safety and sustainability.

Industrial Hygiene and Safety

The health and safety of Procter & Gamble employees are paramount in the principles of the Company.

Nothing we do is worth getting hurt.
Safety can be managed.
Every illness and injury could and should have been prevented.
Safety and health are everyone's responsibility.

The Company tracks and reports two metrics for worker safety – total incident rate (TIR) and total lost workday case rate (LWDC). TIR includes all cases that result in loss of consciousness, lost workdays, restriction of work or motion, medical transfer to another job or medical treatment beyond first aid. LWDC includes all cases that involve days away from work or days of restricted activity beyond the day of injury or onset of illness.

The TIR target for sites is to be below 1.5 cases per year, per 100 employees. To achieve such rates, programs to address employee safety, such as safe behaviors, ergonomics and confined space entry, have been implemented. No target has been set for LWDC. Instead, incidents that potentially could lead to lost workdays are managed.

The following data is based on criteria established by P&G for use at all sites including acquisitions, plants and technical centers. This year's total incident rate was lower, at .49 versus .54 incidents per 100 employees, while lost workday case rate also was a little lower, at .26 versus .29 cases per 100 employees.

TOTAL INCIDENT RATE
(injury and illness per 100 employees)


.48
.54
.49
05
06
07

TOTAL LOST WORKDAY CASE RATE
(lost and restricted workday cases per 100 employees)


.19
.29
.26
05
06
07

Note: This information now includes Technical Centers.

Update on HS&E Data Systems
After 10 years of operating our current global HS&E data systems, we have gained a great deal of understanding and experience on what has been successful, and sometimes not so successful, in our databases. We have started to consolidate all the thoughts, processes and improvements in a major rewrite of the system. One of the key parts of the system is the incident tracking.

P&G first started tracking "safety" incidents in the 1930s. Since then we have expanded this system to include not only safety, but also environmental, transportation, process safety, electrical, etc. We feel incident tracking is critical for a proactive HS&E management system.

The new system allows custom reporting depending on various fields such as class severity or the type of incident. A built-in analysis tool has been added and can be done at any time. The analysis tools have been expanded to find "root" cause, trends, follow-up steps and the capability to group sites in different categories depending on your selection, such as by country or region. One of the strengths is that the worldwide community can see the incidents as soon as they are entered, speeding the knowledge to the sites that can reapply the learning. Customers can also subscribe to receive alerts via e-mail of any type of incidents of their choosing. This allows sites and Technical Networks to identify any trends within their site or technology so it can be addressed swiftly.

Ultimately, the goal of the modification to the HS&E data systems is to streamline the flow of information and to allow this information to be used more effectively to help promote a safer work environment.

Audit Programs
P&G's audit programs apply to all its plants and technical centers worldwide, including Wella and Gillette. The fundamental philosophy is to have the same standards worldwide, implemented by trained professionals at all plants and technical centers and audited each year using a consistent, comprehensive approach. The metrics used are consistent with that philosophy. Charts show the performance of Health, Safety & Environment (HS&E) and Fire Protection.

P&G's HS&E audit programs are designed to ensure compliance with national, state and local regulatory requirements as well as corporate environmental standards and procedures. Audit findings are reported promptly to the business management teams, who must address and correct all issues in a timely manner.

The Company reviews its sites on a frequent basis. The graph shows percent of sites receiving an audit this year. The percent of sites audited increased from 82 percent to 89 percent this year.

PERCENT OF SITES CONDUCTING ANNUAL AUDITS


89
82
89
05
06
07

Audits measure performance against a mandatory set of standards and standard operating procedures. The target performance is 8 or better on a 10-point scale. This year's scores greater than 8 have improved dramatically since the standards were strengthened in 2005.

PERCENT OF SITES WITH HS&E AUDIT SCORES ≥ 8.0


50
72
87
05
06
07

Does not include acquisition sites.

PERCENT OF SITES WITH FIRE PROTECTION AUDIT SCORES ≥ 8.0


95
93
96
05
06
07

HS&E Benchmarking

Benchmarking continues to be an important tool used by P&G to assess and maintain the health of its global HS&E program. It provides Corporate HS&E with important external data to verify the robustness of our performance and to identify improved management and technology approaches.

To that end, P&G works with many multi-national as well as European companies to understand their performance in areas such as injury/illness, workers' compensation, property loss and regulatory fines, and HS&E personnel productivity. In addition, we are routinely involved in studies led by GEMI (Global Environmental Management Initiative, with a membership of more than 41 multi-national companies) that survey several key HS&E topics. As a result of this work, we have concluded that, compared to other leading companies, P&G has:

- Strong HS&E performance results.
  - Injury/illness rate for employees – lowest 25 percent
  - Lost workday rate for employees – lowest 25 percent
  - Penalties paid (in dollars per billion dollars sales) – lowest 33 percent
  - Property loss (in dollars per billion dollars sales) – lowest 33 percent
- "Best in class" HS&E operations costs (in dollars per billion dollars sales) due to shift of more HS&E work to site technicians than most other companies.

While P&G's HS&E situation is quite positive, our long-term challenge is to continue excellent benchmarking results.

Fire Protection

P&G operates its fire protection program on the basic principle that each facility is unique and should have a program designed to meet its specific requirements. The Insurance Division, working with Global Business Unit fire protection leaders and local management, determines the appropriate level of fire protection for each P&G location.

Each facility's program is organized and built around the following key elements:
- Protection Engineering
- Maintenance and Inspections
- Prevention Programs
- Emergency Response
- Qualified Personnel

Each facility has a fire defense profile that describes in detail the program requirements.

Site HS&E Leadership Training

A key indicator of Health, Safety & Environment (HS&E) systems capability is the percentage of sites with trained and qualified leaders. Leadership candidates train on-site for an extended period after attending a week-long seminar where their knowledge and ability to handle specific situations are assessed. For full qualification, the candidates must complete a qualification project at their own plant. Currently, more than 81 percent of sites worldwide have HS&E leaders qualified by Corporate/GBU staffs, and more than 69 percent have qualified fire protection leaders. This training and qualification program applies to all sites, including Technical Centers and acquisitions.

PERCENT OF SITES WITH HS&E QUALIFIED LEADERS


82
89
81
05
06
07

PERCENT OF SITES WITH FIRE PROTECTION QUALIFIED LEADERS


83
83
69
05
06
07

HS&E Program Costs

There are two aspects of HS&E program costs:
1. Capital costs for new HS&E equipment.
2. People and operating costs for existing facilities.

HS&E capital costs for 2006-2007 were $43 million, a slight increase from last year to ensure compliance in our facilities. This included the purchase and construction of pollution control equipment such as wastewater pretreatment and air emission controls.

HS&E total costs for existing sites in 2006-2007 increased to $213 million. (This does not include the $36 million in revenue gained from recycling activities.)







HIV/AIDS
Worldwide, 40 million people are infected with HIV/AIDS. Statistics are frightening; it is estimated that someone becomes infected every six seconds.

Infection rates in some African countries run as high as 40 percent of the population. AIDS has become the leading cause of death in sub-Saharan Africa, with more than 28 million people infected. In addition to the many, many lives lost, there are an estimated 14 million children orphaned by AIDS.

HIV/AIDS Policy
All employees, including those who are HIV-infected or with AIDS, are treated consistently with the Company's Purpose, Values and Principles by the Company, their managers and co-workers. Among other things, that means that each individual is treated with dignity and respect, and that we do not discriminate against any individual based on any difference not related to performance. We treat employees with HIV/AIDS the same as we treat those with other serious illnesses.

Specifically, an employee who is HIV-infected or with AIDS:
- has the same employment rights and responsibilities as other employees.
- has the same eligibility for employee benefits and programs, including medical care and disability coverage, as non-infected employees.
- is afforded privacy and confidentiality protection consistent with the Company's handling of confidential, medical or other sensitive information.
- is provided management support to remain productive.

With HIV/AIDS impacting sub-Saharan Africa more than any other area in the world, P&G's sub-Saharan organization is leading the Company's HIV/AIDS effort. P&G's effort, which began in 1998, was revised in 2004 to coordinate with the latest national and international developments and standards. The effort's objectives are to:
- Use employee and family awareness and prevention programs at our African locations to help prevent the spread of HIV/AIDS.
- Offer medical plans that assist employees with HIV/AIDS to get life-prolonging medication, and in some cases supplement these plans with additional Company support.

The workplace portion of the effort consists of the following elements:
- Establishing baseline measurements, such as for knowledge, attitude, perception and disease prevalence
- Conducting risk analysis and impact assessment, considering issues such as costs to P&G and impact on customers, suppliers, health care facilities
- Implementing prevention strategies, such as awareness training, voluntary counseling and testing for HIV/AIDS and sexually transmitted disease
- Implementing wellness programs to keep infected employees as healthy as possible and providing post-exposure prophylactics, anti-retroviral treatment, Nevirapine, vitamins and nutritional supplements and home-based care
- Evaluating and monitoring the effectiveness of these interventions
- Assessing and improving Company benefits

Specific P&G Activities to Fight HIV/AIDS in Africa
The major accomplishment was that, with governmental approval of the merger with Gillette, all of the HIV/AIDS policies and medical benefits have been extended to all previous Gillette employees. Our focus in the next year will be to expand our program into Kenya and Nigeria.

Awareness Training
We have continued the awareness training using a web-based portal, weekly e-mailed curricula and special campaigns. The campaigns focused on special events (e.g., World AIDS Day, the Christmas season, Valentine's Day and World TB Day). Information includes:

HIV/AIDS the Facts
- Beliefs that cause more harm than good
- Viral dynamics of HIV infection
- HIV/AIDS transmission
- Prevention and testing

Living with HIV
- Vitamins and HIV/AIDS
- AIDS-related cancer
- Hepatitis B
- Drug resistance
- Helping someone who has lost a loved one
- Living positively

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HIV/AIDS
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Parents Center
- Children getting infected
- Your kids and HIV
- Your teens and HIV

HIV/AIDS at work
- Workplace strategy

In addition to the educational campaigns above, we conducted Managing HIV/AIDS in the Workplace training (for managers), with 80 percent of managers attending this training. We are also planning to supplement this training with additional training provided by our health insurance provider.

We had a Wellness Day where employees were encouraged to do HIV/AIDS Anonymous Counseling and Testing as part of the Know Your Status campaign. Forty employees volunteered for testing (out of 150). Other activities included health screenings (high blood pressure, body mass index, etc.) and massages. Attendance: 90 percent of the organization.

We observed December 1 by having a candlelight memorial session and wrapped all balconies with HIV/AIDS wrap-around banners.

Knowledge, Attitude and Practices Survey
Previously we conducted a survey to:
- Assess our employees' HIV vulnerability by exploring their knowledge, attitude and practices.
- Collect information to guide development of a comprehensive HIV/AIDS strategy.
- Obtain baseline information against which to measure and monitor efficacy and impact of the program over time.

The majority acknowledged the existence of HIV/AIDS and had accurate perceptions of their personal risks. The majority knew of our workplace policy and were interested in our Voluntary Counseling & Testing program. However, since that study we have doubled the head count of our South African organization with the merger with Gillette and thus we will be repeating the Knowledge, Attitude and Practices Survey next year.


Web

For more information on P&G's anti-HIV/AIDS work in South Africa, please visit:
www.pg.com/content/pdf/01_about_pg/corporate_citizenship/sustainability/reports/pg_south_africa_2004_hiv_aids_report.pdf

Prevalence Survey
Our previous survey of HIV incidence, in which 70 percent of employees participated, including 97 percent of the high-risk (i.e., younger) employees, showed that our infection rate is far lower than national averages. This information was used to ensure we had adequate resources (e.g., benefits, recruitment, and training) and focus them effectively. However, we will be repeating the survey because of the merger with Gillette.

PUR and HIV/AIDS
The global response to HIV/AIDS needs to include provision of safe drinking water, and P&G is helping to build awareness of this need as well as provide safe drinking water to people with HIV/AIDS. In sub-Saharan Africa, where HIV/AIDS rates are very high, we are working with a number of partners to provide safe drinking water to help people live positively with HIV/AIDS. People who have HIV/AIDS are more susceptible to water-borne diseases, including parasites, viruses and pathogenic bacteria. P&G's PUR Purifier of Water effectively removes all of these from contaminated water and has become a critical health tool for many people with HIV/AIDS.

P&G is working with the Safe Water and AIDS Program (SWAP) in Kenya, the Kenyan Red Cross, village AIDS clinics, Population Services International and the YWCA in Kenya to provide safe drinking water to people living with AIDS. In addition, P&G committed at the 2007 Clinton Global Initiative to provide a minimum of $1 million in additional funds to provide safe drinking water to people living with AIDS. P&G is interested in working with groups that have capacity for provision of safe drinking water to people living with HIV/AIDS in areas where drinking water sources are turbid and contaminated.

P&G participates in HIV/AIDS programs in other parts of the world as well. For example:
- P&G Mexico joined with other large corporations to form a business coalition called Consejo Nacional Empresarial sobre SIDA (National Business Council on AIDS). This coalition was launched on World AIDS Day 2004, with members committed to "eradicate HIV/AIDS discrimination in their workplaces."
- P&G China provides HIV/AIDS awareness and health education by broad e-mail communication, a website and brochures to all employees. We have implemented an awareness program on the annual HIV/AIDS day at our General Office and our plants. HIV/AIDS education is now part of the on-boarding effort for all new employees.

Strategy 5 Improve through Stakeholders

Strategy
Shape the future by working transparently with our stakeholders to enable continued freedom to innovate in a responsible way.





Strategy 5

P&G contributes to the economic and social well-being of a range of stakeholders, including employees, shareholders, communities in which we operate, and more widely, to regional, national and international development.

P&G's External Stakeholders


Consumers
News Media
Shareholders
P&G
NGOs
Business Partners
Governments
Industry Associations

- ● Consumers, Consumer Organizations
- ● Shareholders
- Business Partners
  - Retailers, Wholesalers, Distributors, Vendors, Contractors, Suppliers, Advertisers, Trade Unions
- Industry Associations, Professional Organizations, Scientific/Medical Communities
- ○ Governments
  - Local, Regional, National
  - Agencies (such as Health Ministries, Regulatory Boards)
  - Pan-National Commissions (such as EU)
  - Embassies, Diplomatic Missions
- ● NGOs
  - Health, Social Service, Education, Environment
- ○ News Media

Stakeholders

A stakeholder is anyone who has an interest in or interaction with P&G. Stakeholders can be internal, such as the Company's 138,000 employees and its Board of Directors, or external.

External stakeholders include P&G's consumers who use our products 3 billion times a day, our customers and suppliers with whom we do business, our shareholders, and the communities in which P&G people live and work.



Stakeholder Engagement

P&G works hard to be a good corporate neighbor and to improve lives in the communities where we live and work.

Communities

Each P&G production facility has site-specific activities to build constructive relationships with local authorities, local industry associations, residential and business neighbors, local action groups, thought leaders and news media. Depending on individual communities' cultures and interests, this can range from regular official meetings during which new information is shared or questions are answered, to more informal meetings. This could be, for example, a reception for the immediate neighbors, where information on the past year and plans for the new year are discussed. P&G ensures continuity in community interaction by meeting regularly with local authorities to update them on plant news. In the neighborhoods of many P&G operations, the Company cooperates with and sponsors local events, so the whole area benefits from the presence of a P&G site.

P&G recognizes the importance of improving the quality of life in our local communities, and we support local initiatives and encourage employee involvement. The most valuable community support we provide usually involves not only writing a check but also taking advantage of the intellectual capabilities and energy of P&G people. We look for areas where we can make a significant long-term, systemic difference. This leads us to focus heavily on education and health, with special emphasis on youth. It also leads us to build alliances with strategic partners to achieve a better result than we could alone. We look to our people in the area to work with their local communities and government officials to learn where we can make the biggest difference.

P&G Canada Supports the Children's Aid Foundation

Together with the Children's Aid Foundation, P&G Canada is helping children who have been abused and neglected and also those who have recently immigrated. The Foundation offers prevention, enrichment and education programs for these children.

Every December, the Foundation throws a Holiday Season Celebration for a thousand children who have been abused and neglected. They attend with their foster families. The party provides an opportunity for the children to experience holiday spirit and build holiday memories. For several years, P&G has donated toys and sponsored Santa Land, where the children get their pictures taken with Santa Claus.

This year, P&G Canada also gave the Children's Aid Foundation a generous gift for its New Horizons: Healing & Hope program. This program helps the increasing numbers of immigrant and refugee children coming to live in Canada, many of whom have been traumatized by war and migration. This is a joint project with the Children and Youth Affected by War and Migration Coalition.

New Horizons offers an after-school, community-based program for this unique population. The program helps the children heal, gives them hope and prevents the need for more intensive mental health and other services. For example, it offers group counseling that involves age-appropriate play and art therapy for traumatized children ages 5 through 13. This therapy enables them to explore the losses they have experienced, focus on the present and plan for the future. The program helps them understand that Canada is a safe place where people of diverse backgrounds work together, not against each other.





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Mission S.O.F.T.

For the past two years, P&G Professional, in partnership with hotel associations, has supported U.S. homeless shelters with soft, clean linens in a program called Mission S.O.F.T. (Start Out Fresh Today).

P&G Professional seeks donations of gently used linens from hotels, then launders them with products from the P&G Pro Line™ On-Premise Laundry program (Tide detergent, Downy fabric softener and Clorox bleach). The linens are given to local shelters so displaced people can experience something the more fortunate take for granted – the feel of soft, clean sheets.

To date, the program has collected, laundered and donated almost 27,000 soft and clean linens to homeless shelters in 23 cities across the United States.



27,000 soft and clean linens to homeless shelters in **23 cities**

Authorities: Local – Regional – Global
P&G communicates with local, regional and global authorities directly, as an individual company, as well as through industry associations. Scientists and legal experts in the P&G External Relations organization review existing and proposed legislation that is relevant to the Company and work with authorities to ensure that policies take the needs and experience of business into account. This is done via meetings with the authorities and comments on their position papers and industry position papers. Activities like these can be very important to ensure the Company's needs are understood and considered when decisions are being made that can influence P&G's business.

NGOs: Local – Regional – Global
P&G frequently enters into dialogue with nongovernmental organizations (NGOs) to understand their concerns and cares. In order to work constructively with stakeholders, it is essential to have their confidence and to be seen as a reliable and open discussion partner. By building an open relationship we can approach our NGO partners when issues arise. There is a wide range of NGOs varying by area of interest (environmental, consumer, animal welfare, etc.), by attitude (from extreme to moderate) and by their geographic links (from local to global). Depending on their characteristics, a number of NGOs can be seen as the vocal spokespeople for the general public.

Consumer organizations exist in many countries. These organizations contact companies to compare products and voice comments they receive from their members. P&G continuously provides consumer organizations with information on new initiatives and cooperates with them in answering consumer questions.

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P&G France Celebrates 15 Years of Seashore Preservation



This year is the 15th anniversary of P&G's long-term commitment to the French government's seashore protection agency Conservatoire du Littoral and its scientific programs and communication.

In 1992, P&G France created the P&G Foundation for Seashore Protection in a unique private company/public agency partnership with the Conservatoire du Littoral. The Foundation has had two key missions: funding and developing environmental research and helping the Conservatoire communicate its accomplishments, thus enhancing the organization's scientific credibility. The Foundation has given P&G France stronger visibility in the environmental sphere, especially with government agencies. As a result, P&G France was appointed to the commission preparing The French Environmental Charter, which became part of the French constitution in 2005.

The Foundation is marking the anniversary by engaging stakeholders in debate to raise awareness of environmental philanthropy, which is being developed in France. The Foundation is renewing its programs for another five-year period, focusing on the new research theme Protecting Biodiversity.

The Foundation is also embarking on a new mission, in line with P&G's global *Live, Learn and Thrive* corporate cause – to make seashores accessible to disabled children. While protected coastal areas are natural sites and rarely accessible to handicapped children, P&G and the Conservatoire believe that the seashore should be open to all. To make this possible, the P&G France Foundation is funding day trips to the seashore, in partnership with the Conservatoire du Littoral and the Association des Paralysés de France (French Association for the Disabled). In 2008, the P&G France Foundation plans to help families with disabled children to take vacations at the seashore by paying for supplementary costs incurred because of the handicap.

The Foundation is marking the anniversary by engaging stakeholders in debate to raise awareness of environmental philanthropy and is renewing its programs for another five-year period.

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Heaven Scent

Forty UK employees from Egham's R&D labs left their computers, donned wet weather clothing and rolled up their sleeves to do some gardening. They created a "sensory garden" for The Children's Trust, a national charity working with children who have multiple disabilities and complex health needs.

Five teams worked through a showery day to create a raised-bed garden for the five senses. It incorporated the Trust's butterfly logo, paths and a family rest area. They named the garden Heaven Scent. P&G provided all the tools, plants, tables, seating and building materials, totalling about £10,000 (US$20,000).

P&G's director of Health & Beauty Professional, Safety & Regulatory Services in the UK said the employees appreciated the opportunity to improve children's lives. "The joy on the faces of the children who were able to attend was plain to see. I'm really proud of what we've achieved in a tight, one-day schedule."

Oonagh Goodman, corporate relations manager at The Children's Trust, said, "We are delighted with the results, which will make such a tremendous difference to the children and their families. Indeed, none of this would have been possible if P&G had not been so generous with not only their funding of the project but also their employees' time. They have been amazing."



Web For more information on The Children's Trust, please visit www.thechildrenstrust.org.uk


HEAVEN SCENT

Sowing the Seeds of Passion

P&G employees in Poland are sharing their skills and passions with local children via the Targówek Children's Club – Seeds of Passion. They've worked since 2005 with the children of Targówek, a neighborhood near the P&G office in Warsaw.

The Children's Club was established in cooperation with the local primary school. Its objective is to provide children with opportunities to gain skills and realize their full potential. Normally, the children of Targówek spend much of their time in the streets and backyards of their houses, with limited opportunities to develop their talents.

In after-school classes, Poland's P&Gers share their passion for photography, film, IT, English, model making, drama and dance. P&Gers also organize trips to places such as a TV station and ballet school. The children have acted in short films with Moma Film and visited the P&G offices and plant.

In 2006, The P&G Fund granted additional money to the Children's Club. With this funding, the local school gained a new basketball court, and the school's rooms were redecorated. Eighty P&Gers provided labor for the redecoration. P&G also donates money and materials to Blyskawica, the local children's soccer club.

Plans call for opening a site specifically for the Children's Club. It will include professional model-making workshops, reflecting particular interest in the model making team led by a P&G plant employee. Children in the modeling workshops won prizes in a national balloon competition.



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Consumer Relations

At P&G we firmly believe that "The Consumer is Boss." We are committed to meeting the needs of our consumers and providing products and services that improve their lives. We embrace and promote this mindset throughout the development and marketing of our products.

We set out to delight consumers by bringing to market only new products and product improvements that genuinely meet their needs. Before establishing a project for a new product or product improvement, P&G technologists research consumer needs in-depth to identify and understand those needs that are not adequately met today.

Following thorough screening of these products to ensure safety and compliance with all relevant legal requirements, P&G market researchers appoint panels of consumers to try out the products and answer the key question: Are these products noticeably better – in real life? Based on what consumers tell us in these early trials, the test product may be rejected or adapted and improved.

Our commitment to our consumers does not stop there. When our products reach the market, we want to hear about consumers' experiences with them – good and bad! We encourage consumers to contact our Global Consumer Relations team via phone, letter or e-mail, whichever is the most convenient method for them. On average, we engage with over 7 million consumers every year who contact P&G looking for help and advice across our wide range of products. Consumers contact P&G, from all over the world, with questions, problems and sometimes just to tell us that they love one of our brands. Whatever the question, our highly trained advisors will listen, seek to understand the question or problem, and help the consumer to resolve this – usually within just a single call.

Whilst our immediate priority is the consumer – answering their question or solving their problem quickly and professionally, this interaction also provides a super opportunity for us to listen to and learn from our consumers. Consumers who take the time to contact a company for advice or asking for help to resolve a problem provide valuable insights on our products, which can really help us to develop our business by improving our brands.

These consumer insights are so valuable to us that we have implemented smart technology solutions to "connect" our business teams with their consumers. We provide a variety of regular reports, share selected edits from actual consumer calls as well as run Consumer Relations "road shows" in a variety of P&G sites.

In Global Consumer Relations, we recognize that we are lucky enough to have not one, but two bosses – our consumers, whom we continually strive to delight, and also our internal business customers, who anxiously await the valuable insights that our consumers provide.

Consumers contact us with a range of questions, not just about our products, but also important topics such as animal testing, waste management and others. There are more details about P&G's efforts in these key areas elsewhere in this report.

We set out to delight consumers.



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Advertising Policy and Sustainable Development

If sustainable development is about ensuring a better quality of life for everyone, now and for generations to come, then advertising plays a key role. Advertising helps inform consumers about products and services and facilitates consumer choice. After all, it is consumers themselves who are best placed to choose how best to improve their own quality of life.

We believe advertising contributes to sustainable development in a variety of general and specific ways. Achieving sustainability in the marketplace requires effective competition to drive innovation and increased efficiency. Competition thrives on advertising, and advertising thrives on competition. Innovation leads to better products and services, and more variety and choice for consumers.

There are also many specific business-building opportunities in which advertising contributes to sustainable development by improving lives around the world. Advertising:

- Often involves health education and awareness raising in developing countries, such as in P&G's Healthy Smiles dental health campaign in China.
- Provides social or environmental messages as part of public service or corporate campaigns. P&G's Open Minds campaign in India, for example, raised public awareness of the plight of India's working street children while collecting money to fund their education.
- Promotes innovative products that have environmental or social benefits.
- Promotes more sustainable use of existing products to maximize environmental or social benefits. For example, the WashRight campaign, run in Europe by P&G and other members of the European Detergents Association, promotes correct usage of laundry products and efficient use of water and energy.
- Communicates the sustainability attributes and performance of companies and other organizations offering products and services as the public increasingly wants to know more about them.

Despite contributions to sustainable development, advertising's role and effects have been questioned. Advertising has been blamed for spreading Western lifestyles around the world and for promoting excessive consumption in developed countries.

Spreading awareness of how other people live is one of the inevitable consequences of the global media revolution. We do not accept that people in developing countries should be denied a better quality of life. The first priority of sustainable consumption must be to provide access to adequate consumption opportunities for everyone. Nearly half the world's population lives on less than $2 per day. They need access to adequate products and services that can improve their daily lives.

In developed countries, the idea that advertising fuels over-consumption overplays the importance of advertising, since it cannot make people buy things they do not want or need. Advertising can inform and influence and help consumers make more informed decisions, but it is consumers who choose how best to improve the quality of their own lives. Advertisers alone are unable to regulate the overall demand for goods and services.

However, there are clear responsibilities, as well as opportunities, for advertisers such as P&G. There is a responsibility to ensure truth in advertising and to ensure that messages are legal, decent and honest. We also assume our responsibility to ensure the sensitive portrayal of all groups in society, including women, children, the elderly and minorities. For this reason, P&G actively supports truth-in-advertising mechanisms and conforms to relevant national codes and guidelines wherever we operate.



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Cordial Help Goes to the Heart

P&G Russia ran its first cause-related marketing project this year. The cause was children needing heart surgery.

Every year, more than 10,000 Russian children need complicated and expensive heart surgery. Although staffed with highly professional doctors, most Russian hospitals do not have vitally important equipment such as pacemakers and occluders. The average cost of such items is about US$5,000. Many children suffer because they do not receive timely medical help.

In August and September 2006, P&G teamed with the Russian charity organization Life Line and many celebrities for the Cordial Help program. Nine P&G brands – Ariel, Tide, Myth, Lenor, Tix, Ace, Fairy, Comet and Mr. Proper – donated money for every package sold during this period. Cordial Help received US$170,000, enabling 39 children from six regions in Russia to receive life-changing surgery.


Procter&Gamble

Cordial Help brings heart surgery to Russian children.

Pampers Fights Tetanus in Mothers and Babies

Pampers UK has run a joint campaign with UNICEF UK and UNICEF Ireland to provide tetanus vaccinations to vulnerable mothers and their babies in developing countries. The vaccine protects against maternal and neonatal tetanus.

For every pack of Pampers diapers purchased during the campaign in fall 2006, Pampers UK donated funding to UNICEF equivalent to the cost of one tetanus vaccination. The campaign resulted in a donation of almost 7.5 million vaccines. UNICEF distributed the vaccinations through its immunization program.

Tetanus is still a major public health problem in developing countries. There are an estimated half-million cases every year, killing approximately 200,000 babies and 30,000 mothers.

The true extent of the tetanus death toll is unknown as the populations at highest risk tend to live in rural areas and have little access to health care and birth registration. Many newborns and mothers die at home, and neither the birth nor the death is reported. For this reason, tetanus is often called the "silent killer." Once a mother has been given the vaccine, antibodies pass to the fetus through the placenta and provide protection for both mother and baby.

P&G Japan completed a similar campaign, donating almost 21 million yen to UNICEF, generated by sales of Pampers diapers. The money was used as operating funds for the Maternal and Neonatal Tetanus Elimination Project in Cambodia.


Pampers
unicef



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Suppliers

Sustainability Guidelines for Supplier Relations

The foundation of our Sustainability Guidelines for Supplier Relations is our Statement of Purpose, Values and Principles. We operate within the spirit and letter of the law and maintain high ethical standards wherever we conduct business. We will actively seek business relationships with suppliers who share our values and promote the application of these high standards among those with whom they do business. The Sustainability Guidelines for Suppliers can be downloaded at:


Web

www.pg.com/content/pdf/01_about_pg/ 01_about_pg_homepage/about_pg_toolbar/ download_report/ guidelines_for_supplier_relations.pdf

Summary of our supplier guidelines:

1. We expect our suppliers to comply with all applicable laws of their country, including laws relating to employment, discrimination, environment, and health and safety. Suppliers who knowingly violate laws or have repeated problems conforming to them will not receive our business.
2. Commercial bribery is illegal and subject to criminal penalties in many countries, including the United States. Any personal payment or bribe to individuals employed by P&G's customers or suppliers, or receipt of a bribe or personal payment by P&G employees is strictly prohibited. Even in locations where such activity may not, technically speaking, be illegal, it is absolutely prohibited by Company policy.
3. P&G supports universal human rights, particularly those of our employees; the communities within which we operate; and the parties with whom we do business. In our business award decisions, we will continue to place substantial value upon incumbent and potential suppliers who consistently respect basic human rights.
4. P&G utilizes fair employment practices, as well as strives to provide a safe, healthy and productive work environment for its employees. The Company respects employees' right to freedom of association, third-party consultation and collective bargaining where allowed by law. The Company expects suppliers to uphold the same standards. Specifically:

   - We will not conduct business with suppliers employing child, prison, indentured or bonded labor, or using corporal punishment or other forms of mental and physical coercion as a form of discipline.
   - We expect suppliers to conduct their business without unacceptable worker treatment such as harassment, discrimination, physical or mental punishment, or other forms of abuse.
   - At a minimum, we expect our suppliers to comply with all applicable wage and hour laws, and rules and regulations, including minimum wage, overtime and maximum hours.
   - We expect suppliers to provide a safe work environment, to prevent accidents and injury, and to minimize exposure to health risks.
   - We seek to do business with suppliers who share our concerns for and commitment to preserving the environment. At a minimum, suppliers must meet all current, applicable environmental rules, regulations and laws in their countries.

The management system is owned by the Global Vice President – Purchasing and has three components:

1. **Communicate** – All purchasing personnel who interface with suppliers are trained on the supplier guidelines and how to conduct supplier assessments. We communicate the guidelines to our suppliers once a year and reinforce our expectations in our contracts. This makes compliance with the guidelines a condition of business and therefore grounds for disqualification for all new and ongoing supply agreements.
2. **Check** – Ongoing periodic performance assessments are done as part of regular commercial and technical supplier visits. Emphasis is placed on suppliers that are high-risk because of country of operation or potential hazard. In addition to these internal assessments, we have third-party assessments to identify areas for improvements. This year we completed a set of third-party assessments in Asia, Eastern Europe and Latin America. The main area for improvement was providing better examples of potential outages as part of our ongoing training of internal purchasing personnel.
3. **Correct non-compliance** – When potential non-compliance issues are identified, they are communicated to the supplier as part of the closing meeting. Corrective actions including formal notification and a remediation action plan are then implemented. In some cases we require immediate action to achieve compliance, or we halt business. These include child or forced labor and egregious health and safety violations presenting immediate danger to human health. If a compliance issue is not resolved in a timely manner, the business relationship is terminated.

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Supplier Diversity Program

In 1972, P&G established a program to identify and work with minority-owned businesses in the United States. Today, the Supplier Diversity Initiative is a fundamental business strategy which identifies and works with minority- and women-owned businesses. The Global Vice President – Purchasing serves as Executive Sponsor.

Minorities continue to become a more substantial part of America's population, and women continue to be P&G's key consumer base. As such, P&G is committed to remain at a leadership level because it is good for our business and good for the health of the U.S. economy.

In 2006-2007, spending with minority- and women-owned suppliers exceeded $1.8 billion. This spending accounted for about 8.5 percent of P&G's total U.S. spending. This is the third year in a row P&G has exceeded $1 billion in spending. P&G achievements are recognized by the Company's inclusion in the Billion Dollar Roundtable, a forum of 14 top corporations that spend more than $1 billion annually with diverse suppliers.



Awards and Recognitions

P&G annually receives recognition for its work, its character, its brands and its community contributions. We are highlighting a few.

P&G ranks on several *Fortune* magazine lists including:

Web

- Best Companies to Work For
- America's Most Admired Companies
- Top Companies for Leaders

P&G also continues to maintain its listing among leading indexes like FTSE4Good and the Dow Jones Sustainability Index.



FTSE4Good



Dow Jones Sustainability Index
Member 2007/08

Principal Industry and Business Associations

P&G holds membership in many industry, business and environmental associations whose activities are related to the Company's.

Europe, Middle East and Africa

Advertising Associations: WFA – World Federation of Advertising
Chemical Industry Associations: CEFIC – European Chemicals Industry Association; DUCC – Coalition of Downstream Users
Cosmetics Industry Associations: COLIPA – Cosmetics & Fragrances Industry
Detergent Industry Associations: AISE – Association Internationale de la Savonnerie de la Detergence et des Produites d'Entretien
Employer Associations: UNICE – Union of Industrial & Employers' Confederation of Europe
Environmental Associations: ECETOC – European Center for Ecotox and Toxicology of Chemicals; EUROPEN – The European Organization for Packaging and the Environment
Euro/American Business Associations: AECA – American European Community Associations; EU Committee of AmCham
Food Associations: CIAA – European Food Industry Association; CIES – Food Business Forum
Grocery/Brand Associations: AIM – European Brands Association
Multistakeholder Associations: EPE – European Partners for the Environment
Paper Associations: EDANA – European Industry of Non-Woven Products; HAPCO – European Industry of Hygiene Paper Products
Pet Food Industry Associations: PFMA – Pet Food Manufacturers Association
Pharmaceutical Associations: AESGP / OTC Manufacturers Association; FPIA – Pharmaceutical Industry Association

North America

American Chemical Society
American Industrial Health Council
American Legislative Exchange Council
Association of National Advertisers
Business for Social Responsibility
Business Roundtable
Canada's Research-Based Pharmaceutical Companies (Rx&D)
Canadian Chamber of Commerce
Canadian Chemical Producers Association
Canadian Manufacturers and Exporters
Canadian Consumer Specialty Products Association
Canadian Cosmetic, Toiletry and Fragrance Association
Consumer Specialty Products Association
Consumer Health Products Association
Cosmetic, Toiletry and Fragrance Association
CSR Canada – Corporations Support Recycling
Food and Consumer Products Manufacturers of Canada
Global Environment Management Initiative
Grocery Manufacturers of America
Keep America Beautiful
National Conference of State Legislatures
National Environmental Development Association
National Food Processors Association
Non-Prescription Drug Manufacturers Association of Canada
Pharmaceutical Researchers and Manufacturers of America
Soap & Detergent Association
Soap & Detergent Association of Canada
The Council of State Governments
U.S. Council for International Business
Water Environment Research Foundation

Latin America

ABIPLA – Brazilian Association of Household Cleaning Products
ANALJA – Colombian Soaps and Detergent Manufacturers Association
Argentinian National Industry Association
ASOQUIM – Venezuelan Association of the Chemical Industry
CANIPEC – Mexican Association of the Cosmetics and Perfumes Industry
Cámara Nacional de la Industria de Aceites, Grasas, Jabones y Detergentes, Mexico
Cámara Nacional de las Industrias de la Celulosa y del Papel
Confederación Patronal de la República Mexicana
CONCAMIN – Confederación de Cámaras Industriales
Asociación Nacional de la Industria Química, Mexico
AMECE – Asociación Mexicana de Estandares para el Comercio Electronico
Asociación Mexicana de Fabricantes de Pañal Desechable y Similares, A.C. (AMPADE)
CONAR – Consejo de Autorregulación y Etica Publicitaria, Mexico
COMCE – Consejo Mexicano de Comercio Exterior
CONMEXICO – Consejo Mexicano de la Industria de Productos de Consumo
CAVEME – Venezuelan Pharmaceutical Products Association
CEVEDES – Venezuelan Business Council for Sustainable Development
ANDA – Venezuelan Association of Advertisers
CONINDUSTRIA – Industrial Confederation of Venezuela
CONAR – Chilean Advertising Self-Regulation and Ethics Council
SOFOFA – Manufacturers Industry Association
Chamber of the Cosmetic Industry of Chile
AmCham – Chilean American Chamber of Commerce
Chilean-Brazilian Chamber of Commerce
ANDA – National Advertisers Association Chile
Latin America Federation of Waste Management
Peru – Sociedad Nacional de Industrias

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Asia

State Committee of Cosmetic Industry
Asia/Pacific Economic Cooperation
Australian Consumer & Specialty Products Association
China – AmCham
China – CC of Foreign Invested Enterprises GZ
China – Academy of Environment Science
China – Association of Enterprises with Foreign Investment
China – Association of Fragrance, Flavor and Cosmetic Industry
China – Daily Use Groceries Association
China – Detergent Products Industry Association
China – Environmental Health Safety Roundtable
China – Association of Surfactant, Soap and Detergent Industries
China – *Hygiene Supervision* Magazine
China – Hygienic Material & Technology Association
China – National Household Paper Industry Association
China – Standardization Association
China – Standardize Technological Consulting Service Center
China – China Toothpaste Industry Association
China – GD Associated Net for Anti-Counterfeit & High-Quality Protection
China – GD Fragrance Flavor Cosmetic Branch of GD Light Industry Association
China – *Guangdong Quality* Magazine
China – Guangdong Quality Management Association
China – Guangzhou Municipal Foreign Trade Investment Law Association
China – Guangzhou Municipal Lawyers' Association
China – Guangzhou Quality Inspection Association
China – Guangzhou Trademark Association
China – GZ "Three" Associations of Economic & Technological Development District
China – GZ Association of Enterprises with Foreign Investment
China – GZ Education Fund Association
China – GZ Industry & Commerce Administration Management Institute Branch of Foreign Investment
China – Living Use Paper Specialized Committee of China Paper Making Institute
China – National Bar Code Association
China – National Environment Hygiene Standard Specialized Committee (MOH)
China – *Perfume / Fragrance* Magazine
China – Quality Management Association
China – State Committee of Cosmetics Industry Standardization (SBQTS)
China – State Technical Committee of Paper Making Industry Standardization
China – State Technology Committee of Food Industry Standardization
China – Tianjin Association of Enterprises with Foreign Investment
Hong Kong – The Cosmetic and Perfumery Association of Hong Kong
Hong Kong – The Hong Kong Association of the Pharmaceutical Industry
India – Associated Chambers of Commerce and Industry of India
India – Confederation of Indian Industry
India – Federation of Indian Chambers of Commerce and Industry
India – Feminine & Infant Hygiene Association
India – Indian Soap & Toiletries Makers' Association
Indonesia – Indonesian Cosmetics Association
Indonesia – Indonesian Food & Beverage Industry Association
Indonesia – Indonesian Moslem Scholar Association
Indonesia – Indonesian Pulp & Paper Association
Indonesia – Indonesian Tissue Paper Association
Indonesia – National Standardization Body
Indonesia – Pharmaceutical Industry Association
Japan – Japan Cosmetic Industry Association
Japan – Japan Health and Nutrition Food Association
Japan – Japan Hygiene Product Industry Association
Japan – Japan Soap and Detergent Association
Japan – Pharmaceutical Association of Japan
Korea – American Chamber of Commerce
Korea – Association for Fair Trade of Tissue & Hygiene Products
Korea – EU Chamber of Commerce
Korea – Korea Chemical Management Association
Korea – Korea Cosmetics Industry Association
Korea – Korea Food Industry Association
Korea – Korea Food Traders Association
Korea – Korea Hygiene Paper Product Association
Korea – Korea Paper Manufacturers' Association
Korea – Korea Pharmaceutical Trade Association
Malaysia – American Malaysian Chamber of Commerce (AmCham)
Malaysia – Federation of Malaysian Manufacturers – FMM Food Manufacturer
Malaysia – Malaysian International Chamber of Commerce and Industry – MICCI
Malaysia – The Cosmetic, Toiletry & Fragrance Association of Malaysia – CTFA
Philippines – Soap & Detergent Association of the Philippines
Philippines – Cosmetic, Toiletry & Fragrance Association of the Philippines
Singapore – The Cosmetic, Toiletry & Fragrance Association of Singapore – CTFAS
Taiwan – Taiwan Cosmetic Industry Association
Taiwan – Taiwan Paper Industry Association
Taiwan – Taiwan Soap & Detergent Industry Association
Thailand – Federation of Thai Industries
Thailand – Thailand Soap & Detergent Association

continued on next page

Principal Industry and Business Associations
continued from previous page

Worldwide
Conference Board
International Chamber of Commerce
Society of Environmental Toxicology and Chemistry
World Business Council for Sustainable Development



Personal Information Privacy

Advances in computer technology have made it possible for detailed information to be compiled and shared more easily and cheaply than ever, around the globe. That can be good news for society as a whole and for individual consumers.

At the same time, as personal information becomes more accessible, each of us – companies, associations, government agencies, consumers – must take precautions against misuse of that information. Several countries already have laws protecting consumers from misuse of their personal information, and many others are following suit.

P&G places high priority on safeguarding people's personal information. Even in countries without privacy legislation, we still adhere to our privacy policy. We want to have the trust of consumers and all others who do business with us, including employees, shareholders, retail customers and recruitment candidates.

P&G's robust privacy program is managed by a Global Privacy Council. Our first objective is to protect an individual's personally identifiable information as if it were our own. All outside companies handling data on our behalf are required to abide by our privacy principles. Third-party companies can access our privacy and security guidelines on pgsupplier.com.

Externally, P&G has been a strong advocate of work within the industry to protect the privacy of consumers. For example, P&G has been a leader in the effort to make privacy notices more consumer friendly and has recently made our online marketing statement available in 39 languages.


Web

For more information on P&G's global privacy principles, please visit:
www.pg.com/company/our_commitment/privacy_policy/privacy_policy.jhtml

P&G adheres to U.S./European Union Safe Harbor principles. For more information, visit:
www.export.gov/safeharbor/

In the United States, P&G is an active participant in the Better Business Bureau Reliability and Privacy Seal Program.



Index

This is the ninth Sustainability Report for P&G's worldwide operations. Data in this report covers the period from July 1, 2006, through June 30, 2007. Financial information is given in U.S. dollars.

This report was prepared using the Global Reporting Initiative's (GRI) G3 Reporting Guidelines. The mission of the GRI is to promote international harmonization in the reporting of relevant and credible corporate economic, environmental and social performance information to enhance responsible decision making. The GRI has not verified the contents of this report, nor does it take a position on the reliability of information reported herein.


Web

For further information about the GRI, www.globalreporting.org

For the latest P&G news, in-depth information on P&G's brands, and for shareholder and career information, please visit www.pg.com

N/A = Not applicable. P&G only reports on data that is relevant to the business. It does not collect data that is used solely for the sustainability report.

Indicator	Description	Page(s)
EN29	Significant environmental impacts of transporting products and other goods and materials used for the organization's operations, and transporting members of the workforce. (Additional)	NA
EN30	Total environmental protection expenditures and investments by type. (Additional)	39
LA1	Total workforce by employment type, employment contract, and region. (Core)	60
LA2	Total number and rate of employee turnover by age group, gender, and region. (Core) Note: We do not track this information globally.	NA
LA3	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by major operations. (Additional)	NA
LA4	Percentage of employees covered by collective bargaining agreements. (Core) Also see http://www.pg.com/images/company/who_we_are/pdf/values_and_policies907.pdf	55
LA5	Minimum notice period(s) regarding significant operational changes, including whether it is specified in collective agreements. (Core) Note: We abide by local legislation and our PVPs.	NA
LA6	Percentage of total workforce represented in formal joint management-worker health and safety committees that help monitor and advise on occupational health and safety programs. (Additional)	61
LA7	Rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities by region. (Core)	61
LA8	Education, training, counseling, prevention, and risk-control programs in place to assist workforce members, their families, or community members regarding serious diseases. (Core)	57, 64-65
LA9	Health and safety topics covered in formal agreements with trade unions. (Additional) Also see http://www.pg.com/images/company/who_we_are/pdf/values_and_policies907.pdf	61
LA10	Average hours of training per year per employee by employee category. (Core)	59-60, 63
LA11	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings. (Additional)	59-60
LA12	Percentage of employees receiving regular performance and career development reviews. (Additional)	59-60
LA13	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership, and other indicators of diversity. (Core) Also see Proxy Statement http://www.pg.com/investors/annualreports.jhtml	60
LA14	Ratio of basic salary of men to women by employee category. (Core)	10, 56
HR1	Percentage and total number of significant investment agreements that include human rights clauses or that have undergone human rights screening. (Core)	75
HR2	Percentage of significant suppliers and contractors that have undergone screening on human rights and actions taken. (Core)	75
HR3	Total hours of employee training on policies and procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained. (Additional)	NA
HR4	Total number of incidents of discrimination and actions taken. (Core)	56
HR5	Operations identified in which the right to exercise freedom of association and collective bargaining may be at significant risk, and actions taken to support these rights. (Core) Also see http://www.pg.com/images/company/who_we_are/pdf/values_and_policies907.pdf	56, 75
HR6	Operations identified as having significant risk for incidents of child labor, and measures taken to contribute to the elimination of child labor. (Core)	56, 75
HR7	Operations identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of forced or compulsory labor. (Core)	56, 75
HR8	Percentage of security personnel trained in the organization's policies or procedures concerning aspects of human rights that are relevant to operations. (Additional)	NA
HR9	Total number of incidents of violations involving rights of indigenous people and actions taken. (Additional)	NA
SO1	Nature, scope, and effectiveness of any programs and practices that assess and manage the impacts of operations on communities, including entering, operating, and exiting. (Core)	61
SO2	Percentage and total number of business units analyzed for risks related to corruption. (Core) Also see Worldwide Business Conduct Manual www.pg.com/company	17
SO3	Percentage of employees trained in organization's anti-corruption policies and procedures. (Core) Also see Worldwide Business Conduct Manual www.pg.com/company	17

N/A = Not applicable. P&G only reports on data that is relevant to the business. It does not collect data that is used solely for the sustainability report.

Indicator	Description	Page(s)
SO4	Actions taken in response to incidents of corruption. (Core) Also see Worldwide Business Conduct Manual www.pg.com/company	17
SO5	Public policy positions and participation in public policy development and lobbying. (Core)	19
SO6	Total value of financial and in-kind contributions to political parties, politicians, and related institutions by country. (Additional)	19
SO7	Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes. (Additional)	NA
SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations. (Core)	39
PR1	Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures. (Core)	24
PR2	Total number of incidents of non-compliance with regulations and voluntary codes concerning health and safety impacts of products and services during their life cycle, by type of outcomes. (Additional)	NA
PR3	Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements. (Core)	6
PR4	Total number of incidents of non-compliance with regulations and voluntary codes concerning product and service information and labeling, by type of outcomes. (Additional)	NA
PR5	Practices related to customer satisfaction, including results of surveys measuring customer satisfaction. (Additional)	72
PR6	Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion, and sponsorship. (Core)	73
PR7	Total number of incidents of non-compliance with regulations and voluntary codes concerning marketing communications, including advertising, promotion, and sponsorship by type of outcomes. (Additional)	NA
PR8	Total number of substantiated complaints regarding breaches of customer privacy and losses of customer data. (Additional)	NA
PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services. (Core). Note: We do not track this information globally.	NA

N/A = Not applicable. P&G only reports on data that is relevant to the business. It does not collect data that is used solely for the sustainability report.

Touching lives, improving life. P&G™

Copy Editor: Jan Sherbin Design: RDG



P&G Global Sustainability

Improving quality of life, now and for generations to come

Contact

E-mail **sustainrep.im@pg.com**

Visit **www.pg.com/sr** for the full report.



The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315
www.pg.com

Jason P. Muncy
Senior Counsel

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.j@pg.com

July 24, 2008

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Procter & Gamble Company / Shareholder Proposal Submitted by Harrington Investments, Inc.*

Ladies and Gentlemen:

On June 10 and June 11, 2008, we wrote you regarding a shareholder proposal that The Procter & Gamble Company (the "Company") received from Harrington Investments, Inc. (the "Proponent") and requested that the Staff not recommend to the Commission that enforcement action not be taken against the Company if the Company excluded the Proposal from its 2008 Proxy Materials. As evidenced by the attached letter from the Proponent dated July 20, 2008, the Proponent has advised the Company that it is withdrawing its shareholder proposal. We are, therefore, withdrawing the Company's request for a no action letter.

Should you have additional questions or concerns, please feel free to call me at (513) 983-1042.

Sincerely,



Jason P. Muncy
Senior Counsel

Enclosures


HARRINGTON
INVESTMENTS INC.

FACSIMILE TRANSMISSION SHEET

TO: Clifford Henry

FROM: Jack Harrington

COMPANY: Procter & Gamble

DATE: ~~7/18/08~~

FAX NUMBER: ~~(513) 983 6354~~

TOTAL NUMBER OF PAGES (INCLUDING COVER): 2

~~TELEPHONE NUMBER~~ 513 983 2173

SENDER'S REFERENCE NUMBER:

RE: Shareholder Proposal

YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Post-it® Fax Note 7671	Date	# of pages ▶ 2
To JASON MUNCY	From	
Co./Dept.	Co.	
Phone #	Phone #	
Fax #	Fax # 3-2611	

P.O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET
WWW.HARRINGTONINVESTMENTS.COM

Gamble Company intends to support meaningful industry wide monitoring and reform of the palm oil supply chain. I hereby withdraw the bylaw proposal to create a Board Level Committee on Sustainability.

Sincerely



John Harrington
CEO

Cc: Rolf Skar, Greenpeace.
Office of Chief Counsel, U.S. Securities and Exchange Commission

1001 2ND STREET SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM



The Procter & Gamble Company
Legal Division
1 P&G Plaza
Cincinnati, Ohio 45202-3315
www.pg.com

Jason P. Muncy
Senior Counsel

Phone: (513) 983-1042
Fax: (513) 983-2611
muncy.j@pg.com

July 24, 2008

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *The Procter & Gamble Company / Shareholder Proposal Submitted by Harrington Investments, Inc.*

Ladies and Gentlemen:

On June 10 and June 11, 2008, we wrote you regarding a shareholder proposal that The Procter & Gamble Company (the "Company") received from Harrington Investments, Inc. (the "Proponent") and requested that the Staff not recommend to the Commission that enforcement action not be taken against the Company if the Company excluded the Proposal from its 2008 Proxy Materials. As evidenced by the attached letter from the Proponent dated July 20, 2008, the Proponent has advised the Company that it is withdrawing its shareholder proposal. We are, therefore, withdrawing the Company's request for a no action letter.

Should you have additional questions or concerns, please feel free to call me at (513) 983-1042.

Sincerely,



Jason P. Muncy
Senior Counsel

Enclosures



July 18, 2008

Clifford E. Henry
Associate Director
P&G Global Sustainability

The Procter & Gamble Company
Two Procter & Gamble Plaza
Cincinnati, Ohio 45202

Dear Mr. Henry:

Upon thorough review of your written and verbal statements to the effect that The Procter & Gamble Company intends to support meaningful industry wide monitoring and reform of the palm oil supply chain, I hereby withdraw the bylaw proposal to create a Board Level Committee on Sustainability.

Sincerely,

John Harrington
CEO

Cc: Rolf Skar, Greenpeace.
Office of Chief Counsel, U.S. Securities and Exchange Commission

END

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM